    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1997



                                                      REGISTRATION NO. 333-31109


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                 TRIMERIS, INC.

             (Exact name of registrant as specified in its charter)

             DELAWARE                           8733                   56-1808663
   (State or other jurisdiction          (Primary Standard          (I.R.S. Employer
of incorporation or Organization)     Industrial Code Number)     Identification No.)

                        4727 UNIVERSITY DRIVE, SUITE 100
                          DURHAM, NORTH CAROLINA 27707
                                 (919) 419-6050

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              DR. M. ROSS JOHNSON
                       PRESIDENT, CHIEF EXECUTIVE OFFICER
                          AND CHIEF SCIENTIFIC OFFICER
                        4727 UNIVERSITY DRIVE, SUITE 100
                          DURHAM, NORTH CAROLINA 27707
                                 (919) 419-6050

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                         COUNSEL TO COMPANY                              COUNSEL TO UNDERWRITERS
    FRED D. HUTCHISON, ESQUIRE        JOHN B. WATKINS, ESQUIRE       ALEXANDER D. LYNCH, ESQUIRE
    HUTCHISON & MASON PLLC            WILMER, CUTLER & PICKERING     BROBECK, PHLEGER & HARRISON LLP
    4011 WESTCHASE BOULEVARD          2445 M ST., N.W.               1633 BROADWAY
    SUITE 400                         WASHINGTON, D.C. 20037         47TH FLOOR
    RALEIGH, NORTH CAROLINA 27607     (202) 663-6000                 NEW YORK, NEW YORK 10019
    (919) 829-9600                                                   (212) 581-1600

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. h
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. h
     If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. h
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. h


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

      Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


                  SUBJECT TO COMPLETION, DATED AUGUST 27, 1997

PROSPECTUS

                                2,500,000 Shares

                                     [LOGO]

                                 Trimeris, Inc.

                                  Common Stock


       All of the 2,500,000 shares of Common Stock offered hereby (the "Offering") are being sold by Trimeris, Inc., a development stage company with a limited operating history ("Trimeris" or the "Company"). The Company has incurred losses since its inception, had an accumulated deficit of approximately $21.4 million as of June 30, 1997, and expects to incur substantial losses for the foreseeable future. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has filed an application to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "TRMS."


       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    Price to           Underwriting Discounts         Proceeds to
                                                     Public              and Commissions(1)            Company(2)
Per Share...............................               $                         $                         $
Total(3)................................               $                         $                         $

1. For information regarding indemnification of the Underwriters, see "Underwriting."
2. Before deducting expenses of the Offering payable by the Company, estimated at approximately $800,000.
3. The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, total
    Price to Public will be $     , Underwriting Discounts and Commissions will
    be $     and Proceeds to the Company will be $     . See "Underwriting."

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York, on or about
      , 1997.

UBS Securities                                             Montgomery Securities

               , 1997

                  [Model for T-20 inhibition of HIV Fusion and infection of a host cell as more fully described on page 25]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE INFORMATION UNDER "RISK FACTORS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

     Trimeris is a biopharmaceutical company engaged in the discovery and development of novel therapeutic agents that block viral infection by inhibiting viral fusion with host cells. Viral fusion is a complex process by which viruses infect host cells. The Company's lead product candidate, T-20, inhibits fusion of the Human Immunodeficiency Virus-1 ("HIV") with host cells. T-20 is currently being tested in a Phase I/II clinical trial in HIV-infected patients in the United States. T-20 and the Company's other product candidates are designed to inhibit viral fusion, unlike other currently approved therapeutic agents that target replicating viruses inside infected cells. The Company has developed a proprietary technology platform in the field of fusion inhibition which is being applied to the discovery and development of novel products for the treatment of a variety of viral diseases.

     T-20 is a proprietary 36 amino acid synthetic peptide which has demonstrated significant inhibition of HIV in preclinical testing. Preliminary review of the data from the Phase I/II clinical trial indicates that no drug-induced adverse events have been reported and no dose-limiting toxicities have been observed. T-20 is being administered by intravenous delivery in the current Phase I/II clinical trial. The Company is preparing to begin a Phase II clinical trial in HIV-infected patients in the United States that will compare delivery of a constant therapeutic dose by a continuous, subcutaneous infusion pump to delivery by subcutaneous injections. The Company believes that delivery of a continuous therapeutic dose may inhibit viral fusion more effectively than other delivery mechanisms. After completion of the continuous, subcutaneous infusion Phase II trial, the Company intends to begin a Phase II pivotal trial in a larger population of HIV-infected patients who are either resistant to, or intolerant of, currently approved antiviral therapies. Concurrently with the start of the pivotal Phase II clinical trial, the Company intends to begin a trial of T-20 in HIV-infected pediatric patients. In addition, throughout the T-20 clinical process, the Company intends to work with the United States Food and Drug Administration (the "FDA") to design and implement a clinical trial strategy involving the administration of T-20 to HIV-infected patients in combination with approved HIV antiviral agents.

     HIV infection causes Acquired Immunodeficiency Syndrome ("AIDS"), which is the leading cause of death in the United States and Western Europe of men and women between the ages of 25 and 44. Currently approved HIV antivirals inhibit reverse transcriptase ("RT") and protease, two viral enzymes which are required for HIV replication. RT and protease inhibitors must penetrate HIV-infected host cells in order to be effective. HIV is prone to mutations that produce resistance to RT and protease inhibitors. In an effort to overcome drug resistance, physicians have begun to use RT and protease inhibitors in various combinations. While combination therapy with RT and protease inhibitors represents an advance in the treatment of HIV infection, it has not yet proven to be a cure. Moreover, although these combinations have slowed the emergence of resistance, new mutant strains have been identified which are resistant to several of the drugs currently used in combination therapy. Due to the complexity of the dosing regimens for many combination therapies, which can include 14-16 pills taken at six to eight specific times during the day, and the toxic side effects that can result from the use of such drugs, many patients are unable to, or fail to, follow the recommended dosing regimens. Such noncompliance leads to a reduction in the effectiveness of such drugs and an increased opportunity for the development of resistance.

     The Company believes that T-20 may offer a new paradigm for the treatment of HIV. Preclinical testing and early clinical trial results suggest that T-20 is less toxic than currently approved HIV antivirals. The Company believes that T-20's reduced toxicity is due to its unique extracellular mechanism of action and its chemical structure. Furthermore, the Company believes that the delivery of a continuous therapeutic dose of T-20 by subcutaneous infusion will enhance patient compliance, thereby reducing the likelihood of the development of resistance.

     Through its study of the HIV fusion process, the Company has developed a proprietary technology platform aimed at discovering antiviral compounds to treat other diseases. The cornerstone of this platform is the Company's Computerized Anti-Fusion Searching Technology ("CAST"), a proprietary computer algorithm which identifies target sequences within certain viral proteins that have the potential to interact during the fusion process. CAST has enabled the Company to design product candidates for Respiratory Syncytial Virus ("RSV") and Human Parainfluenza Virus ("HPIV") fusion inhibition. The

Company has identified, and filed patent applications disclosing, numerous discrete peptide sequences, which include potential fusion targets in other viruses such as hepatitis B and C, influenza and herpes.

     T-786 is the Company's lead product candidate for treatment of RSV infection, which is a significant cause of pediatric bronchiolitis and pneumonia. T-786 is a proprietary 36 amino acid synthetic peptide which shows potent, specific and selective inhibition of RSV infection IN VITRO. T-786 significantly reduced the level of viral infection in an animal model. Preclinical testing of T-786 is currently in progress. Upon successful completion of these preclinical tests, the Company anticipates that it will begin clinical trials with T-786 in 1998.

     The Company was incorporated under Delaware law as SL-1 Pharmaceuticals, Inc. on January 7, 1993 and changed its name to Trimeris, Inc. on February 11, 1993. The Company's principal executive office is located at 4727 University Drive, Durham, North Carolina 27707, and its telephone number is (919) 419-6050.

     UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (II) REFLECTS THE AUTOMATIC CONVERSION UPON THE COMPLETION OF THIS OFFERING OF ALL OUTSTANDING SHARES OF PREFERRED STOCK INTO 6,261,615 SHARES OF COMMON STOCK (THE "PREFERRED STOCK CONVERSION"), AND (III) REFLECTS THE FILING OF A THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE COMPANY WHICH, AMONG OTHER THINGS, WILL AUTHORIZE 10,000,000 SHARES OF UNDESIGNATED PREFERRED STOCK. SEE "DESCRIPTION OF CAPITAL STOCK," "CAPITALIZATION" AND "UNDERWRITING."

     THE COMPANY HAS FILED FOR REGISTRATION OF "TRIMERIS" AND THE COMPANY'S LOGO AS TRADEMARKS AND SERVICE MARKS OF THE COMPANY. THIS PROSPECTUS ALSO INCLUDES TRADEMARKS AND TRADE NAMES OF COMPANIES OTHER THAN THE COMPANY.

                                  THE OFFERING

Common Stock Offered..................................  2,500,000 shares
Common Stock Outstanding after this Offering..........  9,864,676 shares (1)
Use of Proceeds.......................................  To fund increased research and development activities, to fund the expansion of facilities, to provide working capital and to fund other general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol................  TRMS

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)



                                 PERIOD FROM INCEPTION                                          FOR THE             CUMULATIVE
                                   (JANUARY 7, 1993)                 FOR THE                SIX MONTHS ENDED      FROM INCEPTION
                                        THROUGH             YEARS ENDED DECEMBER 31,            JUNE 30,         (JANUARY 7, 1993)
                                   DECEMBER 31, 1993       1994       1995       1996       1996       1997      TO JUNE 30, 1997
                                                                                              (UNAUDITED)           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.......................          $    --           $    --    $   104    $    55    $    --    $   212        $     371
Research and development
  expenses....................              691             2,747      4,012      5,146      2,278      2,859           15,455
Operating loss................           (1,322)           (3,694)    (5,428)    (6,852)    (3,080)    (3,433)         (20,730)
Other income (expenses).......               11              (250)      (311)      (120)       (54)       (45)            (713)
Net loss......................           (1,311)           (3,944)    (5,739)    (6,972)    (3,134)    (3,478)         (21,443)
Pro forma net loss per share
  (2) (3).....................                                                  $ (1.48)              $ (0.59)
Pro forma weighted average
  shares used in computing pro
  forma net loss per share (2)
  (3).........................                                                    4,705                 5,880


                                                                                                   AS OF JUNE 30, 1997
                                                                                                       (UNAUDITED)
                                                                                                         PRO       PRO FORMA AS
                                                                                           ACTUAL     FORMA (3)    ADJUSTED (4)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................   $ 8,912    $   8,912      $ 38,337
Working capital.........................................................................     8,019        8,019        37,444
Total assets............................................................................    10,585       10,585        40,010
Notes payable and capital lease obligations, less current portion.......................       488          488           488
Accumulated deficit.....................................................................   (21,443)     (21,443)      (21,443)
Total stockholders' equity..............................................................     8,847        8,847        38,272


(1) Based on the number of shares outstanding as of June 30, 1997. Excludes (i) 260,361 shares of Common Stock reserved for issuance pursuant to stock options outstanding as of June 30, 1997 and (ii) an aggregate of 56,684 shares of Common Stock issuable upon the exercise of warrants outstanding as of June 30, 1997. Also excludes an aggregate of 254,188 shares of Common Stock reserved for future issuance as of June 30, 1997 under the Company's New Stock Option Plan (the "Stock Option Plan"). See "Management -- Stock Option Plans," "Description of Capital Stock" and Note 5 of Notes to Financial Statements.


(2) Computed on the basis described in Note 1 of Notes to Financial Statements.

(3) Pro forma to give effect to the automatic conversion upon the completion of this Offering of all outstanding shares of the Company's Series A, B, C and D Preferred Stock, par value $.001 per share (the "Preferred Stock"), into 6,261,615 shares of Common Stock.

(4) Adjusted to give effect to the sale of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS.

     DEVELOPMENT STAGE COMPANY. The Company commenced operations in January 1993 and is subject to all of the business risks associated with a biopharmaceutical company in the early stage of development, including constraints on the Company's financial, personnel and other resources, and uncertainties regarding the Company's novel product discovery and development programs. Prospective investors, therefore, have limited historical financial information about the Company upon which to base their evaluation of the Company's performance and an investment in the shares offered hereby. Since its inception, substantially all of the Company's resources have been dedicated to the development, patenting, preclinical testing and Phase I/II clinical trials of T-20, the development of its proprietary technology platform, and research and development and preclinical testing of other potential product candidates and compounds discovered by the Company. The Company has yet to generate any revenues from product sales or royalties, and there can be no assurance that it will be able to generate any such revenues or royalties in the future. Product candidates and compounds discovered by the Company and developed through the Company's product development programs will require significant additional, time-consuming and costly research and development, preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial use. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT; UNCERTAINTY OF FUTURE PROFITABILITY. The Company has incurred losses since its inception. As of June 30, 1997, the Company's accumulated deficit was approximately $21.4 million. Such losses have resulted principally from expenses incurred in the Company's research and development activities associated with the development, patenting, preclinical testing and Phase I/II clinical trials of T-20, the development of its proprietary technology platform, research and development and preclinical testing of other potential product candidates and compounds discovered by the Company, and from general and administrative expenses. The Company expects to incur substantial losses for the foreseeable future and expects losses to increase as the Company's research and development, preclinical testing and clinical trial efforts expand. The amount and timing of the Company's operating expenses will depend on several factors, including the status of the Company's research and development activities, product candidate and compound discovery and development efforts, including preclinical testing and clinical trials, the timing of regulatory actions, the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other proprietary rights, the ability of the Company to establish, internally or through relationships with third parties, manufacturing, sales, marketing and distribution capabilities, technological and other changes in the competitive landscape, changes in the Company's existing research and development relationships and strategic alliances, evaluation of the commercial viability of potential product candidates and other factors, many of which are outside of the Company's control. As a result, the Company believes that period-to-period comparisons of financial results in the future are not necessarily meaningful and results of operations in prior periods should not be relied upon as an indication of future performance. Any deviations in results of operations from levels expected by securities analysts and investors could have a material adverse effect on the market price of the Common Stock. The Company's ability to achieve profitability will depend, in part, upon its or its collaborative partners' ability to successfully develop and obtain regulatory approval for T-20 and other product candidates and compounds discovered by the Company, and to develop the capacity, either internally or through relationships with third parties, to manufacture, sell, market and distribute approved products, if any. There can be no assurance that the Company will ever generate significant revenues or achieve profitable operations. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "Business -- Programs and Product Candidates Under Development."

     DEPENDENCE ON A SINGLE PRODUCT CANDIDATE. T-20 is the only product candidate developed by the Company which has been tested in humans. The Company's success will depend, in significant part, upon the ability of the Company to establish the safety and effectiveness of T-20 in humans, to obtain the requisite regulatory approvals for the commercialization of T-20, to establish relationships for the commercial-scale production of T-20 at acceptable cost and with appropriate quality, to successfully market T-20, and to achieve market acceptance of T-20 by the medical community, including health care providers and third-party payors. Failure of the Company or its collaborative partners to successfully develop and commercialize T-20 would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Programs and Product Candidates Under Development."

     TECHNOLOGICAL UNCERTAINTY. The Company's product development programs are based upon a novel technology designed to facilitate the discovery of product candidates and compounds which are designed to treat viral infection through the inhibition of viral fusion. The Company is not aware of any other approved antiviral pharmaceutical products which target the inhibition of viral fusion. Accordingly, product development utilizing the Company's novel mechanism of action involves a high degree of risk, is highly uncertain, and could result in unanticipated developments, clinical or regulatory delays, unexpected adverse side effects or inadequate therapeutic effectiveness, any of which could slow or suspend the Company's product development efforts which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company's technologies will lead to the discovery and development of any commercially viable products, that the Company's research or product development efforts as to any particular product candidate or compound will be successfully completed, that any such product candidates or compounds will be proven to be safe and effective, or that required regulatory approvals will be obtained. The Company's development programs are subject to the risks inherent in the development of new products using new technologies and approaches. There can be no assurance that unforeseen problems will not develop with these technologies or applications, that the Company will be able to address successfully technological challenges it encounters in its research and development programs or that commercially feasible product candidates or compounds will ultimately be developed by the Company. See "Business -- Programs and Product Candidates Under Development" and " -- Clinical Development Programs."


     UNCERTAINTIES RELATED TO CLINICAL TRIALS AND CLINICAL TRIAL STRATEGY. Before obtaining required regulatory approvals for the commercial sale of any of its product candidates or compounds, the Company must demonstrate through preclinical testing and clinical trials that each product candidate or compound is safe and effective for use in humans for each target indication. To date, the Company has conducted initial preclinical testing of certain of its product candidates and is conducting a Phase I/II clinical trial of T-20. After completion of the Phase I/II clinical trial, the Company intends to conduct a Phase II clinical trial and a pivotal clinical trial of T-20. These clinical trials will involve a relatively small patient population. No assurance can be given that the results of early clinical trials will support the commencement of further clinical trials of T-20, that the results of the clinical trials will support the Company's applications for regulatory approval, or that regulatory authorities will not require the Company to conduct additional clinical trials either prior to, or after, regulatory approval is obtained. The Company may find, at any stage of this complex process, that potential product candidates or compounds that appeared promising in preclinical testing and early clinical trials do not demonstrate safety or effectiveness on a larger scale in advanced clinical trials or do not receive the requisite regulatory approvals. Accordingly, any product development program undertaken by the Company may be curtailed, redirected or eliminated at any time, which could result in delays in conducting further preclinical testing and clinical trials, in unexpected adverse events in further preclinical testing and clinical trials, and in additional development expenses. Furthermore, administration of the Company's potential product candidates or compounds may prove to have undesirable or unintended side effects in humans. The occurrence of side effects could interrupt, delay or halt clinical trials of each such product candidate or compound and could delay or prevent its approval by the FDA or foreign regulatory authorities for any and all targeted indications. The Company or the FDA may suspend or terminate clinical trials at any time if it is believed that the trial participants are being exposed to unacceptable health risks. In addition, this Prospectus reflects the Company's estimates regarding the timing of future preclinical testing and clinical trials. Such preclinical testing and clinical trials may be delayed or cancelled for a number of reasons, including the receipt of unanticipated, adverse or ambiguous results from preclinical testing or clinical trials, the demonstration of undesirable or unintended side effects, the inability to locate, recruit and qualify sufficient numbers of patients, lack of funding, the inability to locate or recruit scientists to undertake or complete planned preclinical testing or clinical trials, the redesign of the Company's preclinical testing or clinical trial programs, the inability to manufacture or acquire sufficient quantities of the particular product candidate or any other components required for preclinical testing or clinical trials, regulatory delays or other regulatory actions, changes in focus of the Company's or its collaborators' development efforts, and the disclosure of clinical trial results by competitors. Accordingly, no assurance can be given that the Company's preclinical testing or clinical trials will commence on their target dates, or at all. Delays in such testing and trials could delay regulatory approval for the Company's product candidates, delay commercialization of the Company's product candidates, increase operating expenses, result in the expenditure of additional capital, cause the diversion of management time and attention, or create adverse market perception about the Company and its product candidates, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.


     The rate of completion of the Company's clinical trials will depend upon, among other factors, obtaining or manufacturing adequate amounts of the Company's product candidates from third-party manufacturers and sufficient patient enrollment. See "Business -- Lack of Manufacturing Capabilities" for a description of certain risks associated with the manufacturing of the Company's product candidates and compounds. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs or delays or both, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Programs and Product Candidates Under Development" and
" -- Government Regulation."


     DEPENDENCE ON COLLABORATIONS AND LICENSES WITH OTHERS. The Company intends to consider entering into collaborative and license arrangements with collaborative partners, licensees and third parties to seek regulatory approval of and to manufacture and commercialize certain of its existing and potential product candidates and compounds. Accordingly, the Company's success will depend, in part, upon the subsequent success of such third parties in performing preclinical testing and clinical trials, obtaining the requisite regulatory approvals, scaling up manufacturing, successfully commercializing the licensed product candidates or compounds and otherwise performing their obligations. There can be no assurance that the Company will be able to maintain its existing arrangements or enter into acceptable collaborative and license arrangements in the future on acceptable terms, if at all, that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will perform their obligations under such arrangements, or that potential collaborators will not compete with the Company by seeking alternative means of developing therapeutics for the diseases targeted by the Company. There can also be no assurance that the Company's existing or any future arrangements will lead to the development of product candidates or compounds with commercial potential, that the Company will be able to obtain proprietary rights or licenses for the proprietary rights with respect to any technology or product candidates or compounds developed in connection with these arrangements, or that the Company will be able to ensure the confidentiality of any proprietary rights and information developed in such arrangements or prevent the public disclosure thereof. The Company currently has a license from Duke University, and in the future may require additional licenses from these or other parties, to effectively develop potential product candidates and compounds. Pursuant to a license agreement with Duke University (the "Duke License"), the Company has obtained an exclusive, worldwide license to existing and certain future technologies in the field of antiviral therapeutics developed by several researchers at Duke University for the life of each particular patent filed in connection with such technologies. Unless the Duke License is renewed, the Company will not be entitled to any additional technologies developed after 2000 or after any earlier termination. None of the technologies licensed by the Company from Duke University is the subject of a separate individual license agreement. Rather, the Company's rights to such technologies are licensed solely pursuant to the Duke License. The early termination of the Duke License due to the Company's failure to develop the licensed technologies or the failure of the Company to renew the Duke License on acceptable terms, or at all, could have a material adverse effect on the Company's business, financial condition and results of operations. Pursuant to a Cooperative and Strategic Alliance Agreement (the "MiniMed Agreement"), the Company and MiniMed Inc. ("MiniMed") have agreed to jointly design, develop and implement a system for the continual delivery of T-20 utilizing the MiniMed continuous infusion pump. The failure of the Company and MiniMed to achieve their collective objectives could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has received two Small Business Innovation Research ("SBIR") grants and entered into an investigative contract with a third party to identify certain pharmaceutical compounds. There can be no assurance that the funding provided by such SBIR grants will be sufficient to complete the studies contemplated by such programs or that the Company will receive any additional future grants or funding under any of these programs. There can be no assurance that such license or agreements can be maintained or that additional licenses can be obtained on acceptable terms, if at all, or will be renewable if obtained, or that the patents underlying such licenses, if any, will be valid and enforceable, or that the proprietary nature of the patented technology underlying such licenses will remain proprietary. See
"Business -- License and Collaborative Agreements."


     FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company has experienced negative cash flows from operations since its inception and does not anticipate generating sufficient positive cash flows to fund its operations in the foreseeable future. The Company has expended, and expects to continue to expend in the future, substantial funds to pursue its product candidate and compound discovery and development efforts, including expenditures for continued clinical trials of T-20, research and development and preclinical testing of other potential product candidates and compounds discovered by the Company and the development of its proprietary technology platform. The Company expects that its existing capital resources, together with the net proceeds of this Offering and the interest earned thereon, will be adequate to fund its capital requirements through 1998. However, the Company's future capital requirements and the adequacy of available funds will depend on many factors, including the results of the clinical trials relating to T-20, the progress and scope of the Company's product development programs, the magnitude of these programs, the results of preclinical testing and clinical trials, the need for additional facilities based on the results of these clinical trials and other product development programs, changes in the focus and direction of the Company's product development programs, the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other intellectual property rights, competitive factors and technological advances, the cost, timing and outcome of regulatory reviews, changes in the requirements of the FDA, administrative and legal expenses, evaluation of the commercial viability of potential product candidates and compounds, the establishment of capacity, either internally or through the establishment of relationships with third parties, for manufacturing, sales, marketing and distribution functions and other factors, many of which are outside of the Company's control. Thus, there can be no assurance that the net proceeds of this Offering, together with the interest earned thereon, will be sufficient to fund the Company's capital requirements during the period discussed above. The Company believes that substantial additional funds will be required to continue to fund its operations and that the Company will be required to obtain additional funds through equity or debt financings or licenses, agreements or other arrangements with partners and others, or from other sources. The terms of any such equity financings may be dilutive to stockholders, and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. There can be no assurance that such funds will be available to the Company on acceptable terms, if at all, or that any such financings will be adequate to meet the Company's future capital requirements. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate certain aspects of its preclinical testing, clinical trials and research and development programs or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates or compounds, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS. The Company's success will depend, in part, on its ability, and the ability of its collaborators or licensors, to obtain protection for its products and technologies under United States and foreign patent laws, to preserve its trade secrets, and to operate without infringing the proprietary rights of third parties. Because of the substantial length of time and expense associated with bringing new products through development to the marketplace, the pharmaceutical and biotechnology industries place considerable importance on obtaining, and maintaining, patent and trade secret protection for new technologies, products and processes.

     The Company has obtained rights to certain patents and patent applications and may, in the future, seek rights from third parties to additional patents and patent applications. There can be no assurance that patent applications relating to the Company's potential products or technologies will result in patents being issued, that any issued patents will afford adequate protection to the Company, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, there can be no assurance that others have not developed, or will not develop, similar products or technologies that will compete with those of the Company without infringing upon the Company's intellectual property rights.

     Legal standards relating to the scope of claims and the validity of patents in the biopharmaceutical industry are uncertain and still evolving, and no assurance can be given as to the degree of protection that will be afforded any patents issued to, or licensed by, the Company. There can be no assurance that, if challenged by others in litigation, any patents assigned to or licensed by the Company, will not be found invalid. Furthermore, there can be no assurance that the Company's activities would not infringe patents owned by others. Defense and prosecution of patent matters can be expensive and time-consuming and, regardless of whether the outcome is favorable to the Company, can result in the diversion of substantial financial, management and other resources. An adverse outcome could subject the Company to significant liability to third parties, require the Company to obtain licenses from third parties, or require the Company to cease any related research and development activities and product sales. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. Moreover, the laws of certain countries may not protect the Company's proprietary rights to the same extent as U.S. law.

     The Company also relies on trade secrets, know-how and other proprietary information, which it seeks to protect, in part, through the use of confidentiality agreements with employees, consultants, advisors, and others. There can be no assurance that such agreements will provide adequate protection for the Company's trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure, that employees of the Company, consultants, advisors or others will maintain the confidentiality of such trade secrets or proprietary information, or that the trade secrets or proprietary know-how of the Company will not otherwise become known, or be independently developed by, competitors.


     In January 1997, the United States Patent and Trademark Office (the "USPTO") instituted an interference proceeding between an issued patent licensed by the Company from Duke University and a pending patent application owned by a third party. An interference proceeding is an action, in the USPTO, to determine which, of several parties, is entitled to a patent. An interference proceeding may be instituted when the USPTO believes that a pending patent application and an issued patent claim the same patentable subject matter. The Company believes that no interference-in-fact exists, i.e., that the parties to the interference are not claiming the same patentable invention, and, through its licensor, the Company is taking all reasonable action to have the interference proceeding dismissed. However, no assurance can be given that the interference proceeding will be dismissed. Furthermore, no assurance can be given that, should the interference proceeding continue, as between the two parties to the interference, the Company's licensor will be found to be the first inventor of the invention which is declared to be the subject matter of the interference proceeding. Failure of the Company's licensor to prevail in the interference proceeding and any loss of the involved patent rights could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents, Proprietary Technology and Trade Secrets."


     EXTENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL. Human pharmaceutical products are subject to lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. The regulatory approval process, which includes the establishment of the safety and effectiveness of each product candidate and compound for each target indication and confirmation by the FDA that good laboratory, clinical and manufacturing practices were maintained during testing and manufacturing, typically takes a number of years, varying based upon the type, complexity and novelty of the pharmaceutical product. This process requires the expenditure of substantial resources and gives larger companies with greater financial resources a competitive advantage over the Company. To date, no product candidate or compound being evaluated by the Company has been submitted for approval by the FDA or any other regulatory authority for commercialization, and there can be no assurance that any such product candidate or compound will ever be approved for commercialization or that the Company will be able to obtain the labeling claims desired for its product candidates or compounds. There can be no assurance that submission to the FDA of a request for authorization to conduct clinical trials on an investigational drug will be approved on a trial basis, if at all. There can be no assurance that if clinical trials are successfully completed, the Company will be able to submit a New Drug Application ("NDA") in a timely manner or that any such NDA will be approved by the FDA. The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in the clinical trials. The FDA may reject an NDA if applicable regulatory criteria are not satisfied, or may require additional clinical trials or information with respect to the product candidate or compound. Even if FDA approval is obtained, further clinical trials, including post-market trials, may be required in order to provide additional data on safety and will be required in order to obtain approval for the use of a product as treatment for clinical indications other than those for which the product was initially approved. The FDA will also require post-market reporting and may require surveillance programs to monitor the side effects of any approved products. Results of post-market programs may limit the further marketing, manufacturing process or labeling, and an NDA supplement may be required to be submitted to the FDA. Any failure of the Company to successfully complete its clinical trials and obtain approvals of corresponding NDAs would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is and will continue to be dependent upon the laboratories conducting its preclinical testing and clinical trials to maintain both good laboratory and good clinical practices, and, if any of the Company's product candidates or compounds obtain the requisite regulatory approvals, the Company will be dependent upon any third-party manufacturers of its products to maintain compliance with the FDA's good manufacturing practice ("GMP") requirements. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products.

     The process of obtaining these approvals and the subsequent compliance with appropriate United States and foreign statutes and regulations are time-consuming and will require the expenditure of substantial resources by the Company. In addition, these requirements and processes vary widely from country to country. The time required for completing preclinical testing and clinical trials is uncertain, and the FDA approval process is unpredictable and uncertain, and no assurance can be given that necessary approvals will be granted on a timely basis, or at all. The Company may decide to replace a product candidate or compound in preclinical testing and/or clinical trials with a modified product candidate or compound, thus extending the development period. In addition, the FDA or similar foreign regulatory authorities may require additional clinical trials, which could result in increased costs and significant development delays. Delays or rejections may also be encountered based upon changes in legislation, administrative action or FDA policy during the period of product development and FDA review. Similar delays or rejections may be encountered in other countries.

     While certain of the Company's product candidates and compounds, including T-20, have been and will continue to be designed to treat serious or life-threatening illnesses, such product candidates and compounds may not qualify for accelerated development and/or approval under FDA regulations and, even if some of the Company's product candidates or compounds qualify for accelerated development and/or approval, they may not be approved for marketing on an accelerated basis, or at all. There can be no assurance that, even after substantial time and expenditures, any of the Company's product candidates or compounds under development will receive commercialization approval in any country on a timely basis, or at all. If the Company is unable to demonstrate the safety and effectiveness of its product candidates and compounds to the satisfaction of the FDA or foreign regulatory authorities, the Company will be unable to commercialize its product candidates and compounds and the Company's business, financial condition and results of operations would be materially and adversely affected.

Furthermore, even if regulatory approval of a product candidate or compound is obtained, the approval may entail limitations on the indicated uses for which the product candidate or compound may be marketed. A marketed product or compound, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, compound, manufacturer or facility may result in restrictions on such product, compound, manufacturer or facility, including withdrawal of the product or compound from the market. The failure to comply with applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, refusal to permit exports from the United States, recalls or seizures of products or compounds, operating and production restrictions and criminal prosecutions. Further, FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's product candidates or compounds.

     The effect of governmental regulation may be to delay the marketing of new products or compounds for a considerable period of time, to impose costly requirements on the Company's activities or to provide a competitive advantage to other companies that compete with the Company. Adverse clinical results by others could have a negative impact on the regulatory process and timing with respect to the development and approval of the Company's product candidates or compounds. A delay in obtaining or failure to obtain regulatory approvals could have a material adverse effect on the Company's business, financial condition and results of operations. The extent and character of potentially adverse governmental regulation that may arise from future legislation or administrative action cannot be predicted.

     In April 1997, the Company and MiniMed entered into the MiniMed Agreement pursuant to which the parties have agreed to jointly design, develop and implement a system for the delivery of T-20 utilizing the MiniMed continuous infusion pump. There can be no assurance that the FDA will approve, on a timely basis, if at all, the delivery of T-20 utilizing the MiniMed continuous infusion pump on a timely basis, if at all. The failure of the Company and MiniMed to collectively develop a continual T-20 delivery system which receives FDA approval on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company and its existing and potential future collaborative partners are also subject to various federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's product development programs. Compliance with such laws, regulations and requirements may be costly and time-consuming and the failure to maintain such compliance by the Company or its existing and future collaborative partners could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, this Prospectus reflects the Company's estimates regarding future regulatory submission dates. Regulatory submissions can be delayed, or plans to submit proposed products can be cancelled, for a number of reasons, including the receipt of unanticipated preclinical testing or clinical trial reports, changes in regulations, adoption of new, or unanticipated enforcement of existing, regulations, technological developments and competitive developments. Accordingly, no assurance can be given that the Company's anticipated submissions will be made on their target dates, or at all. Delays in such submissions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

     INTENSE COMPETITION. The Company is engaged in segments of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and rapidly changing. If successfully developed and approved, the product candidates and compounds that the Company is currently developing will compete with numerous existing therapies. For example, 11 drugs are currently approved for the treatment of HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target the same diseases that the Company is targeting, and some companies, including several multinational pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. The Company believes that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV. The Company anticipates that it will face intense and increasing competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products for the treatment of HIV developed by the Company's competitors, including Glaxo Wellcome plc ("Glaxo"), Merck & Co., Inc. ("Merck") and Abbott Laboratories, Inc. ("Abbott"), will not be more effective, or more effectively marketed and sold, than T-20, should it be successfully developed and receive regulatory approval, or any other therapeutic for HIV that may be developed by the Company. Competitive products or the development by others of a cure or new treatment methods may render the Company's technologies and products and compounds obsolete, noncompetitive or uneconomical prior to the Company's recovery of development or commercialization expenses incurred with respect to any such technologies or products or compounds. Many of the Company's competitors have significantly greater financial, technical and human resources than the Company and may be better equipped to develop, manufacture, sell, market and distribute products. In addition, many of these companies have extensive experience in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. Many of these competitors also have products that have been approved or are in late-stage development and operate large, well-funded research and development programs. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions and are more actively seeking to commercialize the technology they have developed.

     New developments in areas in which the Company is conducting its research and development are expected to continue at a rapid pace in both industry and academia. If the Company's product candidates and compounds are successfully developed and approved, the Company will face competition based on the safety and effectiveness of its products and compounds, the timing and scope of regulatory approvals, availability of manufacturing, sales, marketing and distribution capabilities, reimbursement coverage, price and patent position. There can be no assurance that the Company's competitors will not develop more effective or more affordable technologies or products, or achieve earlier patent protection, product development or product commercialization than the Company. Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

     LACK OF MANUFACTURING CAPABILITIES. The Company has no experience in manufacturing pharmaceuticals and has no commercial manufacturing capacity. The Company has established relationships and intends to establish additional relationships with third-party manufacturers for the production of quantities of its product candidates or compounds sufficient to conduct its planned preclinical testing and clinical trials and the commercial production of any approved products or compounds. There can be no assurance that the Company will be able to retain or establish relationships with third-party manufacturers on acceptable terms, if at all, or that such third-party manufacturers will be able to manufacture products in commercial quantities under GMP requirements on a cost-effective basis. The Company's anticipated peptide-based therapeutics are difficult and expensive to manufacture using existing technologies. The Company, and its third-party manufacturers, are currently using solid-phase sequential peptide synthesis to manufacture T-20. This chemical methodology is inherently inefficient and complex. Due to technical limitations, solid-phase sequential peptide synthesis is the most expensive way to chemically assemble the Company's current peptide product candidates, including T-20. There can be no assurance that the Company or its third-party manufacturers will be able to manufacture T-20 on a cost-effective basis or that the Company will be successful in its efforts to develop an alternative, more efficient manufacturing method for T-20 or any of its other peptide product candidates. The Company's dependence upon third parties for the manufacture of its products, product candidates and compounds may materially and adversely affect the Company's profit margins and its ability to develop and commercialize product candidates, products and compounds on a timely and competitive basis. Further, there can be no assurance that manufacturing or quality control problems will not arise in connection with the manufacture of the Company's products, product candidates or compounds or that third-party manufacturers will maintain the necessary governmental licenses and approvals to continue manufacturing the Company's products, product candidates or compounds. Any failure to maintain existing or establish new relationships with third parties for the Company's manufacturing requirements on a timely basis and on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

     LACK OF SALES, MARKETING AND DISTRIBUTION CAPABILITIES. The Company has no experience in sales, marketing or distribution of pharmaceuticals and currently has no personnel employed in any such capacities. Some therapeutics for HIV can be marketed to a concentrated group of physicians in a relatively narrow geographic scope. The Company may consider developing internal sales, marketing and distribution capabilities for T-20, should it be successfully developed and receive regulatory approval. For the remainder of the Company's product candidates and compounds, should they be successfully developed and receive regulatory approval, the Company may rely on marketing partners or other arrangements with third parties which have established distribution systems and direct sales forces for the sales, marketing, and distribution of such products and compounds. In the event that the Company is unable to reach agreement with one or more marketing partners to market these other products and compounds, the Company would be required to develop internal sales, marketing and distribution capabilities for such products and compounds. There can be no assurance that the Company will be able to establish sales, marketing or distribution capabilities or make arrangements with third parties to perform such activities on acceptable terms, if at all, or that any internal capabilities or third-party arrangements will be cost-effective. The failure to establish such capabilities would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, any third parties with which the Company establishes sales, marketing or distribution arrangements may have significant control over important aspects of the commercialization of the Company's products and compounds, including market identification, marketing methods, pricing, composition of sales force and promotional activities. For example, the MiniMed Agreement contemplates that MiniMed will participate in the sales, marketing and distribution of any products jointly developed by the parties. There can be no assurance that the Company will be able to control the amount and timing of resources that MiniMed or any other third party may devote to the Company's products or compounds or prevent any third party from pursuing alternative technologies or products that could result in the development of products that compete with the Company's products and the withdrawal of support for the Company's products. See "Business -- Sales, Marketing and Distribution."

     UNCERTAINTY OF MARKET ACCEPTANCE. The Company's success will depend upon the acceptance by the medical community, including health care providers and third-party payors, of the Company's antifusion technology as a safe and effective means of treating viral infection. The Company's success will additionally be dependent upon the acceptance by the medical community, including health care providers and third-party payors, of any products or compounds developed by the Company. The degree of market acceptance will depend upon a number of factors, including the establishment and demonstration in clinical trials of the safety and effectiveness of the Company's products and compounds, the receipt and scope of regulatory approvals, the demonstration of the potential advantages of the Company's products and compounds over existing treatment methods, and the reimbursement policies of government and third-party payors with respect to antiviral therapeutics based upon blocking viral fusion. Moreover, companies that market and sell HIV antivirals and other HIV-related therapeutics have from time to time been subject to protests and boycotts by patient advocacy and activist groups. These protests and boycotts have focused on, among other things, availability of such therapeutics and pricing concerns. Market acceptance of such therapeutics, including any products or compounds that the Company may develop, will be dependent, in part, on the continued support by such groups. There can be no assurance that the Company's products or compounds will achieve significant market acceptance on a timely basis, or at all. Failure of some or all of the Company's products, if successfully developed, to achieve significant market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON THIRD PARTIES FOR CLINICAL TRIALS. The Company has engaged, and intends to continue to engage, third-party contract research organizations ("CROs") to perform certain functions in connection with the development of the Company's product candidates and compounds. The Company intends to design clinical trials, but have CROs conduct the clinical trials, and the Company will rely on the CROs to perform many important aspects of the clinical trials. As a result, these aspects of the Company's product development programs will be outside the direct control of the Company. There can be no assurance that the CROs or other third parties will perform all of their obligations under their arrangements with the Company. In addition, there can be no assurance that any such arrangements will be renewed or any new arrangements will be available on acceptable terms, if at all, or that any such arrangements, if entered into, will be successful. In the event that the CROs do not perform clinical trials in a satisfactory manner or breach their obligations to the Company, the commercialization of any product candidate or compound may be delayed or precluded, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT AND HEALTH CARE REFORM MEASURES. In the United States and elsewhere, sales of prescription pharmaceuticals are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government agencies and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems and they may mandate predetermined discounts from list prices. If the Company succeeds in bringing one or more products or compounds to the market, there can be no assurance that these products or compounds will be considered cost-effective or that reimbursement to the consumer will be available or will be sufficient to allow the Company or its potential collaborative partners to sell the Company's products or compounds on a competitive basis. The business and financial condition of pharmaceutical companies will continue to be affected by economic, political and regulatory influences, including the efforts of governments and third-party payors to contain or reduce the cost of health care through various means. A number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. Because of the high cost of the treatment of AIDS or HIV using combination therapy, many state legislatures are reassessing reimbursement policies for such therapy. In addition, an increasing emphasis on managed care in the United States to reduce the overall costs of health care has and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether legislative or regulatory proposals will be adopted or the effect those proposals or managed care efforts may have, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third Party Reimbursement and Health Care Reform Measures."

     HAZARDOUS MATERIALS. The Company's product development programs involve the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds, including Class IV type hazardous materials. Although the Company believes that its handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages or fines that result and any such liability could exceed the resources of the Company. The Company may incur substantial additional costs to comply with environmental regulations if the Company develops manufacturing capacity.

     ABSENCE OF PRODUCT LIABILITY INSURANCE; INSURANCE RISKS. The Company's business will expose it to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. There can be no assurance that product liability claims will not be asserted against the Company. In addition, the use of pharmaceutical products that may be developed by the Company's potential collaborators in clinical trials and the subsequent sale of products by the Company or its potential collaborators may cause the Company to bear a portion of those risks. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not currently have any product liability insurance relating to clinical trials or any products or compounds it may develop and there can be no assurance that the Company will be able to obtain or maintain adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Furthermore, there can be no assurance that any collaborators or licensees of the Company will agree to indemnify the Company, be sufficiently insured, or have a net worth sufficient to satisfy any product liability claims. Claims or losses in excess of any product liability insurance coverage that may be obtained by the Company could have a material adverse effect on the Company's business, financial condition and results of operations.


     NEED TO ATTRACT AND RETAIN KEY OFFICERS, EMPLOYEES AND CONSULTANTS. The Company is highly dependent upon the efforts of the principal members of its scientific and management staff. The loss of the services of one or more members of the Company's scientific or management staff could significantly delay or prevent the achievement of the Company's research, development or business objectives and could have a material adverse effect on the Company's business, financial condition and results of operations. At present, the Company only has individual employment agreements with Dr. Johnson, the Company's President, Chief Executive Officer and Chief Scientific Officer, and Mr. Megaro, the Company's Chief Operating Officer, Chief Financial Officer, Executive Vice President and Secretary. In addition, the Company relies on consultants and advisors, including the members of its Scientific Advisory Board, to assist the Company in formulating its research and development strategy. The loss of the services of certain members of the Company's Scientific Advisory Board or certain consultants could materially and adversely affect the Company to the extent that the Company is pursuing research or development in areas of such scientific advisor's or consultant's expertise. Due to the specialized scientific nature of the Company's business, the Company is also highly dependent upon its ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of the Company's activities by academic institutions, biotechnology companies and pharmaceutical companies and there can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its existing business and its expansion into areas and activities requiring additional expertise. The loss of, or failure to recruit, scientific, technical, and managerial personnel could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company's scientific advisors and consultants may be employed by or have consulting agreements with entities other than the Company, some of which may compete with the Company. To the extent that members of the Company's Scientific Advisory Board or the consultants have consulting arrangements with or become employed by any competitor of the Company, the Company's business, financial condition or results of operations could be materially and adversely affected. Under certain circumstances, inventions or processes independently discovered by the scientific advisors or the consultants will remain the property of such persons or their employers. In addition, the institutions with which the scientific advisors and the consultants are affiliated may make available the research services of their scientific and other skilled personnel, including the scientific advisors and the consultants, to competitors of the Company pursuant to sponsored research agreements. Under such sponsored research agreements, such institutions may be obligated to assign or license to a competitor of the Company patents and other proprietary information that may result from research sponsored by an entity other than the Company, including research performed by a scientific advisor or a consultant for a competitor of the Company.

     The Company requires all employees, consultants and certain of its contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside the Company and require disclosure and assignment to the Company of their ideas, developments, discoveries or inventions developed during the course of their service to the Company. However, no assurance can be given that competitors of the Company will not gain access to trade secrets and other proprietary information developed by the Company and disclosed to the scientific advisors and the consultants. See "Business -- Human Resources" " -- Scientific Advisory Board" and "Management."


     SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after this Offering or the prospect of such sales could materially and adversely affect the market price of the Common Stock and may have a material adverse effect on the Company's ability to raise any necessary capital to fund its future operations. Upon completion of this Offering, the Company will have 9,880,325 shares of Common Stock outstanding (assuming no exercise of options and warrants outstanding as of August 27, 1997). Of these shares, the 2,500,000 shares offered hereby will be freely tradeable without restrictions or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except that any shares held by "affiliates" of the Company within the meaning of the Securities Act will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 7,380,325 outstanding shares are "restricted" securities that may be sold only if registered under the Securities Act, or sold in accordance with an applicable exemption from registration, such as Rule 144. Rule 144 imposes a holding period with respect to securities purchased directly from an issuer or an "affiliate" of an issuer.



     The officers and directors of the Company and other holders of Common Stock who together hold 7,368,950 shares of Common Stock have agreed not to sell, offer, make any short sale or otherwise dispose of or enter into any contract, arrangement or commitment to sell or otherwise dispose of any Common Stock without the prior written consent of UBS Securities LLC for a period of 180 days from the date of this Prospectus (the "Lock-up Agreements"). Approximately 231,117 shares of Common Stock will be eligible for resale in the public market without restriction in reliance on Rule 144(k) immediately following the completion of this Offering, 225,944 shares of which are subject to the Lock-up Agreements. An additional 769,238 (763,036 shares of which are subject to the Lock-up Agreements) will be eligible for resale in the public market pursuant to Rule 701 under the Securities Act beginning approximately 90 days after the effective date of this Prospectus, except to the extent that such shares are subject to vesting restrictions or certain contractual restrictions on sale or transfer pursuant to agreements with the Company. After the expiration of the 180-day lock-up period, an additional 3,739,158 shares of Common Stock will be eligible for resale in the public market pursuant to Rule 144. From time to time thereafter, the remaining shares of Common Stock outstanding will become eligible for resale in the public market pursuant to Rule 144.



     Approximately 90 days after the completion of this Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the future issuance of shares of Common Stock reserved for issuance under the Company's Stock Option Plan. As of August 27, 1997, 244,006 shares of Common Stock were reserved for issuance pursuant to outstanding options and 240,476 shares of Common Stock were reserved for future issuance under the Company's Stock Option Plan. Such registration statement will automatically become effective upon filing. Accordingly, shares registered thereunder will, subject to Rule 144 limitations applicable to affiliates, be available for sale in the public market, except to the extent that such shares are subject to vesting restrictions with the Company or certain contractual restrictions on sale or transfer (including options covering 242,829 shares which are subject to Lock-up Agreements). After this Offering, the holders of approximately 6,261,615 shares of Common Stock and the holders of warrants to purchase an aggregate of 56,684 shares of Common Stock will be entitled to certain demand and piggyback rights with respect to the registration of such shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Company's Common Stock. If the Company, either on its own behalf or on behalf of certain stockholders, were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales could have a material adverse effect on the Company's ability to raise needed capital. See "Certain Transactions," "Shares Eligible for Future Sale," "Description of Capital Stock -- Registration Rights" and "Underwriting."



     CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATED ENTITIES. The Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 35.1% of the Company's outstanding shares of Common Stock following the completion of this Offering (or approximately 33.8% if the Underwriters exercise their over-allotment option in full). As a result, these stockholders, if acting together, would be able to significantly influence all matters requiring approval by the stockholders of the Company, including the election of directors and the approval of mergers and consolidations, sales of all or substantially all of the assets of the Company or other business combination transactions. This may discourage a tender offer for the Company's Common Stock or a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

     ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS. The Company's Board of Directors is authorized to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences and limitations of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") which, subject to certain exceptions, prohibits the Company from engaging in certain business combinations with certain stockholders (each, an "interested stockholder") for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company's Third Amended and Restated Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. The staggered Board of Directors, the Company's Third Amended and Certificate of Incorporation and certain provisions of the DGCL may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of the Common Stock. See "Description of Capital Stock -- Delaware Law and Certain Charter Provisions."

     NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Company's Common Stock and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters and may not be indicative of the market price at which the Common Stock of the Company will trade after this Offering. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, are certain financial information of the Company, market valuations of other companies that the Company and the representatives of the several underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial offering price.

     The market price of the Common Stock, like that of the securities of many other biotechnology and pharmaceutical companies, is likely to be highly volatile. Factors such as announcements of technological innovations or new products by the Company or its competitors, preclinical testing or clinical trial results relating to or regulatory approvals or disapprovals of the Company's or competitors' product candidates, government regulation, health care legislation, developments or disputes concerning patent or other proprietary rights of the Company or its competitors, including litigation, fluctuations in the Company's operating results, and market prices of the capital stock of biotechnology and pharmaceutical companies in general could have a significant impact on the future market price of the Common Stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, following periods of volatility in the market price of the securities of companies in the biotechnology and pharmaceutical industries, securities class action litigation has often been instituted against those companies. Such litigation, if instituted against the Company, could result in substantial costs and a diversion of management attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations. The realization of any of the risks described in these "Risk Factors" could have a dramatic and adverse impact on the market price of the Common Stock. See "Underwriting."

     BROAD DISCRETION IN USE OF PROCEEDS. The net proceeds of the Offering will be added to the Company's working capital and will be available for research and development, capital expenditures, working capital and general corporate purposes. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this Offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. The current stockholders of the Company, including the Company's directors and officers, acquired their shares of Common Stock for consideration substantially less than the initial public offering price of the shares of Common Stock offered hereby. Additionally, the Company has issued options to acquire shares of the Common Stock at prices significantly below the initial public offering price. To the extent outstanding options to purchase the Common Stock are exercised, there will be further dilution. See "Dilution."

     NO DIVIDENDS. The Company has not paid cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share are estimated to be approximately $29.4 million (approximately $34.0 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

     The Company intends to use the net proceeds of this Offering to fund the continued clinical trials of T-20, increased research and development activities, including ongoing development of the Company's technologies, preclinical testing and clinical trials, and other costs associated with the Company's product discovery and development programs. The Company also intends, depending on the results of ongoing preclinical testing and clinical trials, to use some of the net proceeds for the expansion of its facilities. The remainder of the aggregate net proceeds will be used to provide working capital and to fund other general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon a number of factors, including the status of the Company's research, product candidate and compound discovery and development efforts, including preclinical testing and clinical trials, the timing of regulatory actions, the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other proprietary rights, the ability of the Company to establish, internally or through relationships with third parties, manufacturing, sales, marketing and distribution capabilities, technological and other changes in the competitive landscape, changes in the Company's existing research and development relationships and strategic alliances, evaluation of the commercial viability of potential product candidates and compounds, needs for additional facilities and other factors, many of which are outside of the Company's control. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this Offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. The Company may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to those of the Company, although the Company currently has no agreements and is not involved in any negotiations with respect to any such transactions.


     Pending such uses, the Company intends to invest the net proceeds in investment grade, interest-bearing securities, including, without limitation, obligations of the U.S. government or U.S. government agencies and other highly rated liquid debt instruments.


                                DIVIDEND POLICY

     The Company has not paid any dividends on its Common Stock since its inception. The Company currently intends to retain any future earnings to fund its operations and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth, as of June 30, 1997, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company after giving effect to the Preferred Stock Conversion and the filing of the Company's Third Amended and Restated Certificate of Incorporation upon the completion of the Offering, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The table should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

                                                                                                   AS OF JUNE 30, 1997
                                                                                                                     PRO FORMA
                                                                                            ACTUAL     PRO FORMA    AS ADJUSTED
Notes payable and obligations under capital leases,
  excluding current installments........................................................   $    488    $    488      $     488
Stockholders' equity (deficit):
  Series A, B, C and D Preferred Stock..................................................         53          --             --
  Preferred Stock, $.001 par value
     per share, 10,000,000 shares authorized and no shares issued and
     outstanding........................................................................         --          --             --
  Common Stock, $.001 par value per share,
     80,000,000 shares authorized 1,092,472 shares issued
     and outstanding, actual; 7,354,087 shares issued and outstanding, pro forma and
     9,854,087 shares issued and outstanding, pro forma as adjusted (1).................          1           7             10
  Additional paid-in capital............................................................     32,435      32,482         61,904
  Deficit accumulated during the development stage......................................    (21,443)    (21,443 )      (21,443)
  Deferred compensation.................................................................     (1,935)     (1,935 )       (1,935)
Notes receivable from stockholders......................................................       (264)       (264 )         (264)
     Total stockholders' equity.........................................................      8,847       8,847         38,272
     Total capitalization...............................................................   $  9,335    $  9,335      $  38,760


(1) Excludes (i) 10,589 shares of Common Stock issued by the Company after June 30, 1997, (ii) 260,361 shares of Common Stock reserved for issuance pursuant to stock options outstanding as of June 30, 1997 at a weighted average exercise price of $.36 per share, and (iii) 56,684 shares of Common Stock issuable upon exercise of warrants outstanding as of June 30, 1997 at a weighted average exercise price of $4.25 per share. Also excludes an aggregate of 254,188 shares of Common Stock reserved for future issuance under the Company's Stock Option Plan as of June 30, 1997. See
    "Management -- Stock Option Plans," "Description of Capital Stock" and Note 1 of Notes to Financial Statements.

                                    DILUTION

     The pro forma net tangible book value of the Company's Common Stock as of June 30, 1997 was approximately $8.3 million, or $1.13 per share, after giving effect to the Preferred Stock Conversion. After giving effect to the sale by the Company of the 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share (after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company), the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $37.8 million, or $3.83 per share. This represents an immediate increase in net tangible book value of $2.70 per share to existing stockholders and an immediate dilution in net tangible book value of $9.17 per share to purchasers in this Offering. "Net tangible book value" represents the amount of tangible assets of the Company less total liabilities. Dilution represents the difference between the amount per share paid by purchasers in this Offering and the pro forma net tangible book value per share upon completion of this Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.....................................            $13.00
  Pro forma net tangible book value per share as of June 30, 1997...................   $1.13
  Increase in book value per share attributable to new investors....................    2.70
Pro forma net tangible book value per share after this Offering.....................              3.83
Dilution per share to new investors (1).............................................            $ 9.17

(1) If the Underwriters' over-allotment is exercised in full, the dilution to new investors will be $8.86 per share.

     The following table sets forth, on a pro forma basis as of June 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by the new investors, after giving effect to the Preferred Stock Conversion and before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, at an assumed initial public offering price of $13.00 per share:

                                                                                                                        AVERAGE
                                                                     SHARES PURCHASED        TOTAL CONSIDERATION       PRICE PER
                                                                    NUMBER      PERCENT       AMOUNT       PERCENT       SHARE
Existing stockholders...........................................   7,354,087         75%    $30,488,588         48%      $ 4.15
New investors...................................................   2,500,000         25      32,500,000         52        13.00
       Total....................................................   9,854,087        100%    $62,988,588        100%      $ 6.39


     The foregoing tables assume no exercise of outstanding options or warrants. As of June 30, 1997, (i) 260,361 shares of Common Stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.36 per share, and (ii) an aggregate of 56,684 shares of Common Stock were issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.25 per share. Also excludes an aggregate of 254,188 shares of Common Stock reserved for future issuance under the Company's Stock Option Plan as of June 30, 1997. To the extent the outstanding options are exercised, there will be further dilution to new investors. See "Capitalization," and "Management -- Stock Option Plans," "Description of Capital Stock" and Note 1 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below with respect to the Company's Statement of Operations for the years ended December 31, 1994, 1995 and 1996 and with respect to the Company's Balance Sheets as of December 31, 1995 and 1996 are derived from the audited Financial Statements of the Company which are included elsewhere in this Prospectus and are qualified by reference to such Financial Statements and the related Notes thereto. Statements of Operations data for the period from inception (January 7, 1993) through December 31, 1993 and Balance Sheet data at December 31, 1993 and 1994 are derived from audited Financial Statements of the Company not included herein. The selected financial data as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are derived from unaudited Financial Statements included elsewhere in this Prospectus. The unaudited Financial Statements include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for the fair presentation of its financial position and the results of its operations for those periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The selected financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Financial Statements, the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)



                                             PERIOD FROM
                                              INCEPTION                                             FOR THE           CUMULATIVE
                                          (JANUARY 7, 1993)               FOR THE              SIX MONTHS ENDED     FROM INCEPTION
                                         THROUGH DECEMBER 31,    YEARS ENDED DECEMBER 31,          JUNE 30,        (JANUARY 7, 1993)
                                                 1993            1994      1995      1996       1996      1997     TO JUNE 30, 1997
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)      (UNAUDITED)               (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenue..................................       $     --        $    --   $   104   $    55    $    --   $   212       $     371
Operating expense:
Research and development expenses........            691          2,747     4,012     5,146      2,278     2,859          15,455
General and administrative expenses......            631            947     1,520     1,761        802       786           5,646
     Total operating expenses............          1,322          3,694     5,532     6,907      3,080     3,645          21,101
Operating loss...........................         (1,322)        (3,694)   (5,428)   (6,852)    (3,080)   (3,433)        (20,730)
Interest income..........................             16              8        49        47         32        33             154
Interest expense.........................             (5)          (258)     (360)     (167)       (86)      (78)           (867)
     Total other income (expense)........             11           (250)     (311)     (120)       (54)      (45)           (713)
     Net loss............................       $ (1,311)       $(3,944)  $(5,739)  $(6,972)   $(3,134)  $(3,478)      $ (21,443)
Pro forma net loss per share (1)(2)......                                           $ (1.48)             $ (0.59)
Pro forma weighted average shares used in
  computing pro forma net loss per share
  (1)(2).................................                                             4,705                5,880


                                                                                                                        AS OF
                                                                                      AS OF DECEMBER 31,               JUNE 30,
                                                                            1993       1994       1995       1996        1997
                                                                                             (IN THOUSANDS)         (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................   $   509    $   277    $ 1,343    $   132    $  8,912
Working capital (deficiency)............................................       183     (4,067)       322     (1,305)      8,019
Total assets............................................................     1,802      1,873      3,058      1,684      10,585
Long-term notes payable and capital lease obligations, less current
  portion...............................................................       401        751        703        576         488
Accumulated deficit.....................................................    (1,311)    (5,254)   (10,994)   (17,965)    (21,443)
Total stockholders' equity..............................................       701     (3,236)     1,324       (409)      8,847

(1) Computed on the basis described in Note 1 of Notes to Financial Statements.

(2) Pro forma to give effect to the Preferred Stock Conversion.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


     Trimeris commenced operations in January 1993, has a limited operating history and is a development stage company. Since its inception, substantially all of the Company's resources have been dedicated to the development, patenting, preclinical testing and a Phase I/II clinical trial of T-20, the development of its proprietary technology platform and research and development and preclinical testing of other potential product candidates and compounds discovered by the Company. The Company has incurred losses since its inception and, as of June 30, 1997, had an accumulated deficit of approximately $21.4 million. The Company has received revenue solely from SBIR grants and an investigative contract and has yet to generate any revenue from product sales or royalties, and there can be no assurance that it will be able to generate any such revenues or royalties in the future.


     Product candidates and compounds discovered by the Company and developed through the Company's product development programs will require significant additional, time-consuming and costly research and development, preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial use. The Company has incurred losses since its inception. Such losses have resulted principally from expenses incurred in the Company's research and development activities associated with the development, patenting, preclinical testing and a Phase I/II clinical trial of T-20, the development of its proprietary technology platform, research and development and preclinical testing of other potential product candidates and compounds discovered by the Company, and from general and administrative expenses. The Company expects to incur substantial losses for the foreseeable future and expects losses to increase as the Company's research and development, preclinical testing and clinical trial efforts expand. The amount and timing of the Company's operating expenses will depend on several factors, including the status of the Company's research and development activities, product candidate and compound discovery and development efforts, including preclinical testing and clinical trials, the timing of regulatory actions, the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other proprietary rights, the ability of the Company to establish, internally or through relationships with third parties, manufacturing, sales, marketing and distribution capabilities, technological and other changes in the competitive landscape, changes in the Company's existing research and development relationships and strategic alliances, evaluation of the commercial viability of potential product candidates and other factors, many of which are outside of the Company's control. As a result, the Company believes that period-to-period comparisons of financial results in the future are not necessarily meaningful and results of operations in prior periods should not be relied upon as an indication of future performance. Any deviations in results from operations from levels expected by securities analysts and investors could have a material adverse effect on the market price of the Common Stock. The Company's ability to achieve profitability will depend, in part, upon its or its collaborated partners' ability to successfully develop and obtain regulatory approval for T-20 and other product candidates and compounds discovered by the Company, and to develop the capacity, either internally or through relationships with third parties, to manufacture, sell, market and distribute approved products, if any. There can be no assurance that the Company will ever generate significant revenues or achieve profitable operations. See "Risk
Factors -- Development Stage Company" and " -- History of Operating Losses; Accumulated Deficit; Uncertainty of Future Profitability."

RESULTS OF OPERATIONS

  COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND 1997

     REVENUE. There was no revenue recognized for the six months ended June 30, 1996. Revenue recognized for the six months ended June 30, 1997 consisted of approximately $112,000 of income from SBIR grants, and $100,000 from an investigative contract.

     RESEARCH AND DEVELOPMENT EXPENSES. Total research and development expenses increased from approximately $2.3 million for the six months ended June 30, 1996 to approximately $2.9 million for the six months ended June 30, 1997. The increase is primarily due to increased costs related to additional personnel and related laboratory research supplies to support these personnel and the continuation of Phase I/II clinical trials for T-20. Total research personnel were 24 and 28 at June 30, 1996 and 1997, respectively. The Company expects its research and development expenses to increase substantially in the future due to continued expansion of product development activities, including preclinical testing and clinical trials.

     GENERAL AND ADMINISTRATIVE EXPENSES. Total general and administrative expenses decreased from approximately $802,000 for the six months ended June 30, 1996 to approximately $786,000 for the six months ended June 30, 1997. The Company expects its administrative expenses to increase in the future to support the expansion of its product development activities.

     OTHER INCOME (EXPENSE). Other income (expense) consists of interest income and expense. Total other expenses decreased from approximately $55,000 for the six months ended June 30, 1996 to $45,000 for the six months ended June 30, 1997. This change was primarily due to fluctuations in cash balances and borrowings.

  COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

     REVENUE. Total revenue was approximately $0, $104,000 and $54,000 for 1994, 1995 and 1996, respectively. An SBIR grant was received in 1995, and revenue was recognized as earned under this grant in 1995 and 1996.

     RESEARCH AND DEVELOPMENT EXPENSES. Total research and development expenses increased from $2.7 million in 1994 to approximately $4.0 million in 1995 and increased to approximately $5.1 million in 1996. The increases are primarily due to increased costs related to additional personnel and related laboratory research supplies to support these personnel. During 1996, the Company began Phase I/II clinical trials for T-20 and incurred costs associated with these clinical trials. Total research personnel were 17, 25 and 25 at December 31, 1994, 1995 and 1996, respectively.

     GENERAL AND ADMINISTRATIVE EXPENSES. Total general and administrative expenses increased from approximately $948,000 in 1994 to approximately $1.5 million in 1995, and increased to approximately $1.8 million in 1996. These increases are primarily due to increased costs related to additional personnel and professional fees incurred in the patent application process.

     OTHER INCOME (EXPENSE). Other income (expense) consists of interest income and expense. Total other expense increased from approximately $250,000 in 1994 to approximately $311,000 in 1995 and decreased to approximately $120,000 in 1996. The increase from 1994 to 1995 was primarily due to an increase in interest expense of approximately $102,000 net of an increase in interest income of approximately $41,000. The decrease from 1995 to 1996 was primarily due to a reduction in interest expense of approximately $193,000 as a result of the exchange of notes payable for preferred stock during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations primarily through the private placement of equity securities, the issuance of notes to stockholders and equipment lease financing. Net cash used by operating activities was approximately $3.8 million, approximately $4.8 million and approximately $5.8 million in 1994, 1995 and 1996, respectively, and approximately $2.9 million and approximately $3.5 million for the six months ended June 30, 1996 and June 30, 1997, respectively. The cash used by operating activities was used primarily to fund research and development and general and administrative expenses. Cash provided by financing activities was approximately $3.6 million, approximately $6.1 million, and approximately $4.8 million in 1994, 1995 and 1996, respectively, and approximately $3.3 million and approximately $12.4 million for the six months ended June 30, 1996 and 1997, respectively. The cash provided by financing activities was primarily from the sale of equity securities and notes to stockholders.

     As of June 30, 1997, the Company had approximately $8.9 million in cash and cash equivalents compared to approximately $132,000 as of December 31, 1996. The increase resulted from the receipt of approximately $12.8 million from the sale of equity securities during 1997, partially offset by approximately $3.5 million used by operations.


     The Company has experienced negative cash flows from operations since its inception and does not anticipate generating sufficient positive cash flows to fund its operations in the foreseeable future. The Company has expended, and expects to continue to expend in the future, substantial funds to pursue its product candidate and compound discovery and development efforts, including expenditures for continued clinical trials of T-20, research and development and preclinical testing of other product candidates and compounds discovered by the Company and the development of its proprietary technology platform. As of June 30, 1997, the Company had commitments to purchase approximately $2.0 million of product candidate materials and expects to expend approximately $.9 million in capital expenditures through the end of 1997. These expenditures may be financed with capital or operating leases, debt or working capital. The Company expects that its existing capital resources, together with the net proceeds of the Offering and the interest earned thereon, will be adequate to fund its capital requirements through 1998. However, the Company's future capital requirements and the adequacy of available funds will depend on many factors, including the results of the clinical trials relating to T-20, the progress and scope of the Company's product development programs, the magnitude of these programs, the results of preclinical testing and clinical trials, the need for additional facilities based on the results of these clinical trials and other product development programs, changes in the focus and direction of the Company's product development programs, the costs involved in preparing, filing, processing, maintaining, protecting and enforcing patent claims and other intellectual property rights, competitive factors and technological advances, the cost, timing and outcome of regulatory reviews, changes in the requirements of the FDA, administrative and legal expenses, evaluation of the commercial viability of potential product candidates and compounds, the establishment of capacity, either internally or through relationships with third parties, for manufacturing, sales, marketing and distribution functions and other factors, many of which are outside of the Company's control. Thus, there can be no assurance that the net proceeds of this Offering, together with the interest earned thereon, will be sufficient to fund the Company's capital requirements during the period discussed above. The Company believes that substantial additional funds will be required to continue to fund its operations and that the Company will be required to obtain additional funds through equity or debt financing or licenses, agreements or other arrangements with collaborative partners and others, or from other sources. The terms of any such equity financings may be dilutive to stockholders and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. There can be no assurance that such funds will be available to the Company on acceptable terms, if at all, or that such financings will be adequate to meet the Company's future capital requirements. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate certain aspects of its preclinical testing, clinical trials and research and development programs or attempt to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies or product candidates or compounds, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding" and "Use of Proceeds."

NET OPERATING LOSS CARRYFORWARDS

     As of June 30, 1997, the Company had a net operating loss carryforward of approximately $21 million. The Company has recognized a valuation allowance equal to the deferred asset represented by this net operation loss carryforward and therefore recognized no tax benefit. The Company's ability to utilize its net operating loss carryforwards may be subject to an annual limitation in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). See Note 6 of Notes to Financial Statements.

                                    BUSINESS

THE COMPANY


     Trimeris is a development stage biopharmaceutical company. Since its inception, substantially all of the Company's resources have been dedicated to the development, patenting, preclinical testing and a Phase I/II clinical trial of T-20, the Company's lead product candidate, the development of the Company's proprietary technology platform, and research and development and preclinical testing of other potential product candidates and compounds discovered by the Company. The Company is engaged in the discovery and development of novel therapeutic agents that block viral infection by inhibiting viral fusion with host cells. Viral fusion is a complex process by which viruses infect host cells. The Company's lead product candidate, T-20, inhibits fusion of HIV with host cells. T-20 is currently being administered to HIV-infected patients in a Phase I/II clinical trial. T-20 and the Company's other product candidates are designed to inhibit viral fusion, unlike other currently approved therapeutic agents that target later steps in the infection process. The Company has developed a proprietary technology platform in the field of fusion inhibition, which will be applied to the discovery and development of novel products for the treatment of a variety of viral diseases.


OVERVIEW OF VIRAL DISEASE

     Viruses are infectious particles which contain either RNA or DNA and rely on host cells to maintain their life cycle. Outside a host cell, a virus particle cannot replicate. However, after infecting a host cell, a virus exploits the metabolic mechanisms of that host cell to reproduce and make new infectious virus particles that can infect other cells.

     The genetic material of viruses is surrounded by a protein coat, called a nucleocapsid. The nucleocapsid of certain viruses, known as enveloped viruses (HIV, RSV, HPIV, influenza and hepatitis B and C), is surrounded by a bilayer membrane consisting of both lipids and proteins. Certain of these viral proteins facilitate the binding process of the virus to the host cell. These proteins contain peptide domains that associate with one another to form coiled coils during the infection process. These coiled-coil protein domains come together in very specific structural rearrangements that help the viral membrane fuse with the host cell membrane. This coiled-coil interaction permits the viral fusion process to take place, thereby allowing the virus to inject its genetic material into the host cell. The following diagram illustrates the process by which certain viruses (HIV, for example) infect a host cell.

        [DEPICTION OF THE HIV LIFE CYCLE AS MORE FULLY DESCRIBED BELOW]

    HIV LIFE CYCLE. STEP 1: HIV attaches to the surface of a human immune cell when the gp120 protein binds to a particular host cell receptor. After attachment, gp120 is stripped away from the virus and certain peptide domains within the gp41 transmembrane protein rearrange and bind to each other very tightly to form coiled coils which mediate the fusion of the viral and host cell membranes. STEP 2: The virus injects its genetic material (RNA) into the cell. An HIV viral enzyme (reverse transcriptase) then converts this RNA into DNA. STEP 3: The viral DNA is transported to the nucleus and is integrated into the host cell's chromosomes. STEP 4: The infected cell begins to produce new viral RNA, which then uses a portion of the host cell's protein synthesis machinery to make many different viral proteins. STEP 5: The viral enzyme called protease cuts these new proteins into smaller pieces. STEP 6: These protein pieces assemble with the HIV RNA and lipids to make new infectious virus particles. STEP 7: Mature HIV particles are released from the surface of the infected cell to begin a new cycle of infection.

         [DEPICTION OF MODEL FOR HIV FUSION MORE FULLY DESCRIBED BELOW]

    MODEL FOR HIV FUSION. PRE-FUSION: The HIV gp41 protein contains two peptide domains which are predicted to associate with one another to help the virus fuse with the host cell membrane. However, these two peptide domains are presumably kept apart by the gp120 protein in a pre-fusion state until the virus attaches to a host cell. ATTACHMENT:
    The gp120 protein is stripped away from the virus after gp120 binds to host cell receptors. The two specific peptide domains within the gp41 protein can then rearrange and bind to each other very tightly to form a coiled-coil structure. In doing so, the tip of the gp41 protein is now positioned to penetrate the host cell membrane. FUSION: The virus is now drawn closer to the host cell membrane surface and the viral and host cell membranes fuse together. PENETRATION: Once the membranes fuse together, the virus can inject its genetic material into the host cell and the infection process is completed.

THE COMPANY'S TECHNOLOGY

     The Company's academic founders, Dr. Dani Bolognesi and Dr. Thomas Matthews, both of the Duke University Center for AIDS Research, have discovered a novel method to block HIV infection by inhibiting viral fusion with host cells. This discovery was licensed to the Company and led to the Company's development of its proprietary technology platform. The Company is using its proprietary techonology platform to support its discovery and development programs. Unlike therapeutic agents targeting viral replication processes inside host cells, the Company's product candidates prevent one of the first steps in the infection process that occurs outside of the host cell. The Company's goal is to use its expertise in the field of fusion inhibition to discover, develop and market novel peptides or small molecules to inhibit viral fusion for the treatment of a variety of diseases.

     T-20, the Company's lead product candidate for treating HIV infection, is currently being tested in a Phase I/II clinical trial in the United States. T-20 is a proprietary 36 amino acid synthetic peptide that binds to a key peptide domain of the HIV gp41 protein and blocks HIV viral fusion by interfering with the interactions between peptide domains within viral proteins that are required for HIV entry into a host cell. The following diagram illustrates the use of T-20 to inhibit viral fusion.

  [DEPICTION OF THE USE OF T-20 TO BLOCK VIRAL FUSION AS MORE FULLY DESCRIBED
                                     BELOW]

MODEL FOR T-20 INHIBITION OF HIV FUSION. The gp120 protein is stripped away from the virus after gp120 binds to a particular host cell receptor. Two specific peptide domains in the gp41 protein are thus freed and can bind to one another to form a coiled coil. However, if T-20 is present in the bloodstream, it binds very tightly to one of the two peptide domains within the gp41 protein. Therefore, T-20 blocks the ability of gp41 to form a natural, coiled-coil structure. As a result, the tip of the gp41 protein does not effectively penetrate the host cell membrane. Since the virus cannot penetrate and inject its genetic material into the cell, HIV infection of the host cell is inhibited.

     Through its study of the HIV fusion process, the Company has developed a proprietary technology platform aimed at discovering antiviral compounds. The cornerstone of this platform is CAST, a proprietary computer algorithm which identifies target sequences within certain viral proteins that have the potential to interact during the fusion process. Once identified by the CAST algorithm, these target sequences form the basis for designing highly selective and potent peptide inhibitors of viral fusion. CAST has enabled the Company to design product candidates for RSV and HPIV fusion inhibition. The Company has identified, and has filed patent applications disclosing, numerous discrete peptide sequences, which include potential fusion targets in other viruses such as hepatitis B and C, influenza and herpes.

     In addition to viral targets, CAST has identified protein sequences which may have a role in bacterial pathogenesis, thus providing the Company with the basis for future work aimed at the potential discovery of antibiotic agents. Ultimately, the Company plans to explore CAST-identified sequences across a wide range of targets, including those associated with cancer, immunology and neurology.

PROGRAMS AND PRODUCT CANDIDATES UNDER DEVELOPMENT

     The following table describes the various stages of development of the Company's programs and product candidates.

          INDICATION                    PRODUCT CANDIDATE              DEVELOPMENT STATUS(1)
  HIV                             T-20                                    Phase I/II
  RSV                             T-786                                   Preclinical
  HIV                             Second generation inhibitors            Preclinical
  RSV                             Small molecules                         Preclinical
  HPIV                            T-205                                   Research
  HPIV                            Small molecules                         Research
  HIV                             Small molecules                         Research
  Influenza Virus                 Small molecules                         Discovery
  Hepatitis B Virus               Small molecules                         Discovery
  Hepatitis C Virus               Small molecules                         Discovery
  Epstein-Barr Virus              Small molecules                         Discovery
(1) "Phase I/II" indicates that the product candidate is being tested in clinical trials for safety and preliminary indications of biological activity in a limited patient population.
    "Preclinical" indicates that the Company is testing a product candidate in animal models.
    "Research" indicates the Company is pursuing the discovery of prototype compounds and evaluating prototype compounds in IN VITRO testing. "Discovery" indicates that the Company is developing assay systems to screen chemical libraries of small molecules. See "Risk
    Factors -- Uncertainties Related to Clinical Trials and Clinical Trial Strategy,"
    " -- Extensive Government Regulation; No Assurance of Regulatory Approval" and
    "Business -- Government Regulation."

CLINICAL DEVELOPMENT PROGRAM

  T-20

     T-20 is a proprietary compound which has demonstrated significant inhibition of HIV in preclinical testing and is currently being tested in Phase I/II clinical trials. T-20 inhibits HIV viral fusion with host cells and thus operates by a completely different mechanism of action than any other currently approved HIV antiviral. HIV targets primarily the human immune cells known as CD4+ T-cells and macrophages. HIV-infected cells ultimately lose their immune function, leading to eventual degeneration of the immune system, which results in opportunistic infections, neurological dysfunctions, neoplasms and death.

     T-20 is a 36 amino acid synthetic peptide whose sequence is derived from the gp41 protein of HIV. In preclinical testing, T-20 displayed potent antiviral activity and reduced HIV viral load significantly in animal models. In those tests, T-20 displayed notable pharmaceutical properties, including long half-life, significant bioavailability, chemical stability and rapid distribution into lymphatic tissue, a major reservoir of HIV. In December 1996, the Company began a Phase I/II clinical trial administering an intravenous formulation of T-20 to HIV-infected patients. Preliminary review of the data from the Phase I/II clinical trial indicates that no drug-induced adverse events have been reported and no dose-limiting toxicities have been observed. The Company anticipates that the full results of this clinical trial will be available in the third quarter of 1997. There can be no assurance that the results from the Phase I/II clinical trial will support future clinical trials or will be predictive of results that will be obtained in pivotal clinical trials.

  T-20 CLINICAL DEVELOPMENT

     The Company believes that delivery of a continuous therapeutic dose of T-20 using a subcutaneous infusion delivery system may suppress HIV more effectively than other delivery mechanisms. Accordingly, the Company, together with MiniMed, is developing a continuous, subcutaneous infusion delivery system for administering T-20. The Company believes that the ease of use of a continuous, subcutaneous infusion delivery system may increase patient compliance. In addition, the Company believes that such a system may reduce the amount of T-20 necessary to maintain effective HIV suppression. The Company is preparing to begin a Phase II clinical trial that will compare delivery of a constant therapeutic dose of T-20 by a continuous, subcutaneous infusion pump to delivery by subcutaneous injections. The Company anticipates that this clinical trial will be conducted at the University of Alabama at Birmingham under the supervision of Dr. Michael Saag and at the UCLA Medical Center under the supervision of Dr. Ron Mitsuyasu. Each site is expected to enroll 16 to 24 HIV-infected patients and measure pharmacokinetics of T-20 drug delivery using the continuous, subcutaneous infusion pump and the effect of this treatment approach on primary surrogate markers. This trial will also analyze the T-20 dosing range when using the MiniMed continuous, subcutaneous infusion pump. The Company anticipates that this Phase II clinical trial will be completed in the first quarter of 1998.

     After completion of the continuous, subcutaneous infusion Phase II trial, the Company intends to begin a pivotal Phase II trial in a larger population of HIV-infected patients who are either resistant to, or intolerant of, currently approved antiviral therapies (RT and protease inhibitors). Historically, pivotal Phase II trials of this type involving HIV antivirals have included approximately 300-400 patients and have taken approximately 18-24 months to complete. The Company anticipates that this pivotal Phase II trial will begin in the first half of 1998. Concurrently with the start of the pivotal Phase II trial, the Company intends to begin a study of T-20 in HIV-infected pediatric patients. Historically, studies of this type involving HIV antivirals have included approximately 40-60 pediatric patients and have taken approximately 18-30 months to complete.

     Throughout the T-20 clinical trial process, the Company intends to work with the FDA to design and implement a clinical trial strategy involving the administration of T-20 to HIV-infected patients in combination with approved HIV antiviral agents. The Company also believes that it will be able to conduct its T-20 clinical trial programs pursuant to the accelerated approval procedure authorized by the FDA for drugs intended to treat serious or life-threatening illnesses. However, there can be no assurance that T-20 will be eligible for accelerated development and/or approval under these regulations. Further, there can be no assurance that T-20 (if eligible for accelerated development and/or approval under these regulations) will be approved by the FDA for marketing on an accelerated basis, or at all. The anticipated timing of the Company's T-20 clinical trials may be delayed or cancelled for a number of reasons, including the receipt of unanticipated T-20 clinical trial results, changes in the focus of the Company or its collaborators, financial requirements and resources, manufacturing issues, technological developments and competitive factors. Accordingly, no assurance can be given that the Company's T-20 clinical trials will commence on their target dates, or at all. Delays in such clinical trials could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Extensive Government Regulation; No Assurance of Regulatory Approval," " -- Uncertainties Related to Clinical Trials and Clinical Trial Strategy" and "Business -- Government Regulation."

  HIV MARKET AND EXISTING THERAPIES

     HIV infection causes AIDS, which is the leading cause of death in the United States and Western Europe in men and women between the ages of 25 and 44. The World Health Organization estimates that, as of late 1996, approximately 750,000 people were infected with HIV in the United States, and approximately 510,000 people were infected in Western Europe.

     The first drugs approved in the United States to treat HIV infection inhibit the synthesis of virus DNA from viral RNA in infected cells by targeting RT, the viral enzyme essential for such synthesis. Approved RT inhibitors include AZT, 3TC, ddI, ddC, d4T, nevirapine and delavirdine. Worldwide sales of RT inhibitors were approximately $1.1 billion in 1996. A second class of HIV antivirals inhibit HIV protease, a viral enzyme required to cleave newly synthesized viral proteins into the correct size so the virus can assemble itself into new infectious virus particles. Approved HIV protease inhibitors include indinavir, ritonavir, saquinavir and nelfinavir mesilate. Worldwide sales of protease inhibitors were approximately $425 million in 1996 and are projected to grow significantly over the next several years.

     HIV is prone to mutations that produce resistance to RT and protease inhibitors. Once resistance emerges to one drug, these strains may also be resistant to most, if not all, of the drugs in the same chemical or functional class (a phenomenon known as cross-resistance). In an effort to overcome such resistance, physicians have begun to use RT and protease inhibitors in various combinations. While combination therapy with RT and protease inhibitors represents an advance in treatment of HIV infection, combination therapy has not yet proven to be a cure. Moreover, although these combination therapies have slowed the emergence of resistance, new mutant strains have been identified which are resistant to several of the drugs currently used in combination therapy.

     Equally problematic is that even brief instances of non-compliance with the strict drug dosing regimens associated with these combination therapies may reduce the effectiveness of combination therapy and can accelerate the emergence of resistance. For example, in order to maintain a high blood level of the drug and to present a continuous challenge to the targeted virus, many current drugs require complex dosing, with some medications to be taken with meals and some on an empty stomach. A typical combination therapy regimen includes 14 to 16 pills taken at six to eight times during the day. This type of complex dosing regimen can easily lead to noncompliance or only partial compliance. Orally administered, small molecule drugs such as RT and protease inhibitors generally reach peak levels in the bloodstream within a short period of time after being taken by the patient. Drug levels then gradually fall over time as the drug is either absorbed into tissues or is eliminated from the body. At the point in the day when the drug level reaches its lowest concentration in the bloodstream (prior to the patient's taking another dose), the drug level may not be sufficiently high to effectively inhibit the virus. If a patient misses a dose or delays taking the drug for a short period of time, the drug level in the body will fall even lower, thus allowing the virus to replicate and potentially develop resistant strains. The Company believes that one solution to this problem is drug delivery using a continuous, subcutaneous infusion system through which a controlled, programmable amount of the drug could be delivered throughout the day.

     Toxicity is also an issue associated with the use of RT and protease inhibitors. Accumulating data indicate that certain patients are unable to take RT and protease inhibitors, either alone or in combination, due to toxic side effects, including gastrointestinal disorders, peripheral neuropathy and kidney stones. Furthermore, recent information has suggested that protease inhibitors may cause diabetes-like symptoms in some patients. Clinical studies with some RT and protease inhibitors indicate that a significant number of HIV positive patients discontinue therapy soon after they begin treatment because (i) they cannot tolerate the toxic side effects, (ii) they rapidly become resistant to these therapies, or (iii) demands of the drug dosing regimen (the number of pills the patients are required to take on a strict schedule) are too great. If the side effects of the drugs prove too severe, or if a patient's virus becomes resistant to available drug combinations, there are no other antiviral treatments currently available.

  T-20 COMMERCIALIZATION STRATEGY

     The Company has entered into a strategic alliance with MiniMed under which the parties will collaborate to deliver T-20 using MiniMed's continuous infusion pump. MiniMed pumps, currently used for insulin therapy, are generally attached to a belt, strapped to a leg or draped on a cord around the neck. These pumps weigh approximately 3.5 ounces and are approximately the size of a pager. The Company expects that MiniMed will play an active role in the marketing of its pump for T-20 delivery and will provide patient support and product service for the pump and related disposable products. The Company plans to work directly with MiniMed to pursue necessary regulatory approvals for the delivery of T-20 using the MiniMed pump. See "Risk Factors -- Dependence on Collaborations and Licenses with Others," " -- Extensive Government Regulation; No Assurance of Regulatory Approvals," "Business -- License and Collaborative Agreements" and
" -- Government Regulation."

     The manufacture of peptides requires significant expertise, facilities and equipment. Accordingly, the Company has elected to work with several third-party contract manufacturers to supply quantities of T-20 to be used in the Company's currently planned clinical trials. The Company may continue to rely on third-party manufacturers throughout the clinical and initial commercialization phases of T-20 development. The Company has also established an in-house T-20 manufacturing process development and control team that is attempting to develop an improved process for the synthetic manufacture of T-20, which may result in increased production volume and lower unit costs. See
"Business -- Manufacturing" and "Risk Factors -- Lack of Manufacturing Capabilities" for a discussion of manufacturing processes and certain risks associated with manufacturing peptides.

     The Company does not currently have sales, marketing or distribution capabilities and is evaluating strategies for the sale, marketing and distribution of T-20, including developing internal capabilities and entering into collaborative arrangements. The Company believes that it may be feasible to develop internal sales, marketing and distribution capability for T-20, since the market for HIV therapeutics is comprised of a concentrated group of physicians in medical practices that treat HIV patients. The Company will continue to explore alternative opportunities to market T-20, either internally or in conjunction with appropriate marketing partners. See "Risk Factors -- Lack of Sales, Marketing and Distribution Capabilities" and "Business -- Sales, Marketing and Distribution."

PRECLINICAL DEVELOPMENT PROGRAMS

     The Company is using its proprietary technology platform to discover and develop fusion inhibitors for other viral diseases where there are substantial unmet medical needs.

  T-786

     T-786 is the Company's lead product candidate for the treatment of RSV infection, which is a significant cause of pediatric bronchiolitis and pneumonia. Each year in the United States, approximately 2.4 million cases of pediatric RSV infection are reported, 100,000 infants are hospitalized with RSV infections, and 5,000 deaths are attributed to RSV. There is currently only one product approved for the treatment of RSV infection, and the Company believes that this product is used sparingly because its effectiveness is limited and its side effects are significant.

     T-786 is a proprietary 36 amino acid synthetic peptide derived from a CAST predicted domain of the RSV fusion protein. T-786 shows potent, specific and selective inhibition of RSV infection IN VITRO. In preclinical testing, T-786 significantly reduced the level of viral infection in an animal model. Because RSV infects lung tissue primarily, the Company believes that aerosol delivery of its RSV therapeutic directly to the lung may be the most effective method for administering T-786. The Company is currently developing an aerosol formulation of T-786 for preclinical evaluation. Preclinical testing of T-786 is currently in progress. Upon successful completion of these tests, the Company anticipates that it will begin clinical trials for T-786 in 1998.

  SECOND-GENERATION HIV FUSION INHIBITORS

     Using CAST, the Company has designed proprietary second-generation, peptide HIV fusion inhibitors which bind to regions of the HIV fusion protein target that are different from the region bound by T-20. In preclinical testing, these second-generation compounds have been shown to be highly effective against a wide range of HIV strains IN VITRO. In preclinical testing, these compounds have demonstrated pharmaceutical characteristics distinct from T-20. The Company believes that these second-generation compounds could provide a range of future options for the continuing treatment of HIV infection. The Company expects to begin testing its lead second-generation HIV fusion inhibitor in animal models in the fourth quarter of 1997.

  ANTI-RSV SMALL MOLECULES

     The Company has identified a series of small-molecule inhibitors of RSV infection using its high-throughput screening assays. These assays were designed based upon the CAST platform. Using its proprietary knowledge of the chemical structure of these compounds, the Company has developed a number of analogs which have demonstrated potency against RSV in preclinical testing. Several of these analogs have also demonstrated low toxicity. The Company is continuing to synthesize analogs of these compounds to evaluate their pharmaceutical properties and will continue preclinical testing to identify lead compounds.

RESEARCH AND DISCOVERY PROGRAMS

     The Company is leveraging its proprietary technology platform and expertise in viral fusion to discover and develop lead compounds and product candidates to treat a variety of diseases caused by other viruses.

  ANTI-HPIV COMPOUNDS

     Using CAST, the Company has developed a series of proprietary peptides which inhibit HPIV IN VITRO. T-205, the Company's lead anti-HPIV peptide, was derived from a coiled-coil domain of the HPIV fusion protein. T-205 shows specific, selective and potent inhibition of HPIV infection IN VITRO. HPIV is a cause of respiratory disease in young infants. There are no drugs currently approved for the treatment of HPIV. The Company is conducting a research program to evaluate T-205 and other peptide candidates for possible advancement to preclinical development.

     The Company has also discovered several small-molecule inhibitors of HPIV using the Company's high-throughput HPIV screening assay. This assay was designed based on the CAST platform. These compounds show potent, dose-response inhibition of HPIV IN VITRO. The Company is currently synthesizing analogs of these compounds to evaluate their pharmaceutical properties.

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  ANTI-HIV SMALL MOLECULES

     The Company has indentified a series of small-molecule compounds which inhibit HIV infection IN VITRO using the Company's high-throughput HIV screening assays. These assays were designed based on the CAST platform. The Company plans to continue screening its chemical libraries to discover additional anti-HIV small-molecule compounds.

  INFLUENZA VIRUS

     The Company has initiated an early-stage discovery program to create a high-throughput screening assay based on CAST to identify potential small-molecule inhibitors of influenza viral fusion. The Company has established a collaboration with Dr. Judith White at the University of Virginia to assist in the discovery and development of fusion inhibitors for influenza virus.

  HEPATITIS B AND C VIRUS

     The Company has initiated early-stage discovery programs to create high-throughput screening assays that can identify potential small-molecule inhibitors of the hepatitis B and C viruses. Additionally, in collaboration with Dr. Timothy Block of the Thomas Jefferson Medical School, the Company plans to synthesize and test peptides derived from CAST-identified regions of the hepatitis B virus. The Company has been awarded a Phase I Small Business Innovative Research grant from the Department of Health and Human Services for this program.

  EPSTEIN-BARR VIRUS

     The Company has initiated an early-stage discovery program in Epstein-Barr virus ("EBV") through a collaboration with Dr. Joseph Pagano of the University of North Carolina at Chapel Hill. EBV causes infectious mononucleosis and has been linked to a variety of cancers. Dr. Pagano is working with the Company's scientists to develop a strategy for inhibiting a key protein required for EBV replication. Using CAST, the Company has identified key interactive peptide domains within this molecular target and has synthesized peptide inhibitors for the molecular target IN VITRO.

BUSINESS STRATEGY

     The Company's goal is to become a leader in anti-fusion viral therapy. To achieve this objective, the principal elements of the Company's strategy are to:

     (Bullet) VALIDATE FUSION INHIBITION THERAPY BY OBTAINING REGULATORY
              APPROVAL FOR T-20. T-20 has been shown in preclinical testing to inhibit HIV fusion. T-20 is currently being tested in Phase I/II clinical trials, and the Company anticipates that a Phase II pivotal trial will begin in the first half of 1998. The Company believes that it will be able to conduct its pivotal T-20 clinical trials program pursuant to the accelerated approval procedure authorized by the FDA for drugs intended to treat serious or life-threatening illnesses. The Company believes that regulatory approval of T-20, if obtained, will provide important evidence to support the validity of viral fusion inhibition therapy.

     (Bullet) LEVERAGE ANTI-FUSION EXPERTISE TO DEVELOP OTHER ANTIVIRAL
              THERAPIES. The Company believes that its proprietary technology platform, including CAST, is applicable to many other viral targets that may be susceptible to fusion inhibition. For example, using CAST, the Company designed T-786 for treatment of RSV infection. Upon the successful completion of preclinical testing, the Company anticipates that it will begin clinical trials of T-786 in 1998. The Company also has research and discovery programs to identify compounds to inhibit fusion of other viruses, including HPIV, influenza, hepatitis B and C, and EBV. Additionally, as the Company refines and enhances CAST, the Company believes that it will be able to develop new, high-throughput screening assays for multiple targets.

     (Bullet) TAILOR COMMERCIALIZATION CAPABILITIES TO SPECIFIC PRODUCT MARKETS.
              The Company intends to evaluate the appropriate commercializaton strategy for each of its product candidates, depending on the size and nature of the market. For example, the Company believes that it may develop its own capability to sell and market T-20 in the United States because a relatively small number of physicians write the majority of prescriptions for HIV drugs in the United States.

MANUFACTURING

     The Company has no experience in manufacturing pharmaceuticals and has no commercial manufacturing capacity. The Company has established relationships and intends to establish additional relationships with third-party manufacturers for the production of quantities of its product candidates or compounds sufficient to conduct its planned preclinical testing and clinical trials and the commercial production of any approved products or compounds.

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
     Three different methods are currently available for the synthetic manufacture of peptides such as T-20, namely solid-phase sequential peptide synthesis, peptide synthesis by fragment condensation and solution-phase peptide synthesis. In solid-phase sequential peptide synthesis, peptides are synthetically manufactured by sequentially linking together amino acids to form a peptide chain. The peptide chain is attached to a solid support from which the finished peptide is chemically released after completion of this amino acid assembly process. Because of certain technical limitations inherent in this process that limit its efficiency, solid-phase sequential peptide synthesis is the most expensive way to chemically assemble the Company's current peptide product candidates, including T-20. Peptides may also be manufactured using a process known as peptide synthesis by fragment condensation, in which peptide segments that match sequential regions along the parent peptide sequence are synthesized using solid-phase peptide chemistry techniques. This process is technically more difficult to accomplish than solid-phase sequential peptide synthesis and may not lead to a process that is commercially feasible. However, if successful, this process is generally more economical than solid-phase sequential peptide synthesis for peptides that are longer than approximately 15 amino acids in length. In the third peptide manufacturing method, solution-phase peptide synthesis, peptides are synthetically manufactured by linking all amino acids together in the peptide chain entirely in solution. This chemical assembly process is technically the most difficult to design and implement and may be technically infeasible on a commercial scale for peptides longer than approximately 15 amino acids. However, the Company believes that cost savings may be achieved beyond those possible using fragment condensation peptide synthesis if technical difficulties with the technology are overcome.

     The Company and its third-party manufacturers have manufactured sufficient quantities of T-20 using solid-phase sequential peptide synthesis to complete preclinical testing and initiate the Phase I/II clinical trial. The Company has entered into agreements with two contract manufacturers for the solid-phase sequential peptide synthetic manufacture of T-20 for use in the clinical trial. The Company has also established a manufacturing process development and control team consisting of four individuals with significant pharmaceutical experience in peptide and small organic molecule process development and manufacturing. This team is currently working to implement a strategy to manufacture T-20 using peptide synthesis by fragment condensation. The Company anticipates that such a process may be available to support later-stage T-20 clinical trial needs. This team will also coordinate process implementation with third-party manufacturers and help to ensure regulatory compliance in the manufacturing process. Although the Company has no plans at present to evaluate solution-phase peptide synthesis for T-20, the Company may chose to evaluate the use of this process for T-20 in the future. There can be no assurance that the Company or its third-party manufacturers will be able to manufacture T-20 on a cost-effective basis or that the Company will be successful in its efforts to develop an alternative, more efficient manufacturing method for T-20 or any of its other peptide product candidates.

     There can be no assurance that the Company will be able to retain or establish relationships with any third-party manufacturers on acceptable terms, if at all, or that such third-party manufacturers will be able to manufacture products in commercial quantities under GMP requirements on a cost-effective basis. The Company's dependence upon third parties for the manufacture of its products, product candidates and compounds may adversely affect the Company's profit margins and its ability to develop and commercialize product candidates, products and compounds on a timely and competitive basis. Further, there can be no assurance that manufacturing or quality control problems will not arise in connection with the manufacture of the Company's products, product candidates or compounds or that third-party manufacturers will maintain the necessary governmental licenses and approvals to continue manufacturing the Company's products, product candidates or compounds. Any failure to maintain existing or establish new relationships with third parties for the Company's manufacturing requirements on a timely basis and on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Lack of Manufacturing Capabilities" and
" -- Extensive Government Regulation; No Assurance of Regulatory Approval."

LICENSING AND COLLABORATIVE AGREEMENTS

     The Company intends to consider entering into collaborative and licensing arrangements with collaborative partners, licensees and third parties to seek regulatory approval of and to manufacture and commercialize certain of its existing and potential product candidates and compounds. These collaborations could provide the Company with funding, research and development resources, access to libraries of diverse compounds and clinical development, manufacturing, sales, marketing and distribution capabilities. Accordingly, the Company's success will depend, in part, upon the subsequent success of such third parties in performing preclinical testing and clinical trials, obtaining the requisite regulatory approvals, scaling up manufacturing, successfully commercializing the licensed product candidates or compounds and otherwise performing their obligations. There can be no assurance that the Company will be able to maintain its existing arrangements or enter into acceptable collaborative and license arrangements in the future on acceptable terms, if at all, that such arrangements will be successful, that the parties with which the Company has or may establish arrangements will perform their obligations under the arrangements, or that potential collaborators will not compete with the Company by seeking alternative means of developing therapeutics for the diseases targeted by the Company. There can also be no assurance that the Company's existing or any future arrangements will lead to the development of product candidates or compounds with commercial potential, that the Company will be able to obtain proprietary rights or licenses for proprietary rights with respect to any technology developed in connection with these arrangements, or that the Company will be able to ensure the confidentiality of any proprietary rights and information developed in such arrangements or prevent the public disclosure thereof. The Company currently has a license from Duke University (as described below), and in the future may require additional licenses from these or other parties, to effectively develop potential product candidates and compounds.



     The Company has received approximately $.3 million from SBIR grants. The first grant, "Screens for Identifying HIV Fusion Inhibitors -- Phase I," was completed during 1995. Phase II of that grant, in the amount of $365,000, is currently in progress with a projected completion date in March 1998. Another grant, "Peptide Therapeutics for the Liver Cancer Pathogen HBV," was begun during 1996 and completed in 1997. There can be no assurance that the funding provided by such grants will be sufficient to complete the studies contemplated by such programs or that the Company will receive any additional future grants under any of these programs.



     The Company also received approximately $100,000 from a third party under an investigative contract. The purpose of this contract was to identify pharmaceutical compounds in late stage clinical development that may be licensed for sale in the United States and other foreign countries. There can be no assurance that the Company will receive any additional funding under this or any other similar contract.


     In April 1997, the Company and MiniMed entered into the MiniMed Agreement. Under the agreement, the Company and MiniMed will collaborate in the development and delivery of therapies for the treatment of targeted indications by combining the continuous infusion delivery pump of MiniMed and the antiviral product candidates and compounds being developed by the Company. The first collaborative project under the terms of the agreement will involve the continuous delivery of T-20. The parties intend to initiate clinical trials for the delivery of T-20 with MiniMed's continuous infusion delivery pump in the third quarter of 1997. While MiniMed's continuous infusion pump has been approved for the continuous, subcutaneous infusion of other therapies, there can be no assurance that the FDA will approve on a timely basis, if at all, the use of the delivery of T-20 utilizing the MiniMed continuous infusion pump. The parties are evaluating other product candidates and compounds for inclusion under the agreement. Under the terms of the agreement, a joint management committee will determine an implementation strategy for each collaborative project. The agreement contains certain exclusivity and noncompetition provisions, subject to the Company's right, under certain circumstances, to terminate such obligations with respect to T-20 in exchange for certain royalty payments. The failure of the Company and MiniMed to achieve their collective objectives could have a material adverse effect on the Company's business, financial condiiton and results of operations.

     Pursuant to the Duke License, the Company has obtained from Duke University an exclusive, worldwide, royalty-free license to all discoveries and inventions in the field of antiviral therapeutics emanating from the laboratories of Drs. Dani Bolognesi, Thomas J. Matthews, Michael Greenberg and Kent Weinhold of the Duke University Center for AIDS Research for the period from February 3, 1993 until February 2, 2000. The Company's rights to each of these discoveries and inventions expire upon the expiration of the life of the particular patent. Multiple discoveries and inventions have flowed to the Company under the Duke License and include those upon which United States patents have been issued. None of the technologies licensed by the Company from Duke University is the subject of a separate license agreement. Rather, the Company's rights to such technologies are licensed solely pursuant to the Duke License. While the Company believes it will be able to successfully negotiate an extension or renewal of the Duke License, there can be no assurance that the Company will be able to obtain such an extension or renewal or that such an extension or renewal will be on acceptable terms. The early termination of the Duke License or the failure of the Company to renew the Duke License on acceptable terms, if at all, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- License and Collaborative Agreements" and " -- Extensive Government Regulation; No Assurance of Regulatory Approval."

SALES, MARKETING AND DISTRIBUTION

     The Company has no experience in sales, marketing or distribution of pharmaceuticals and currently has no personnel employed in any such capacities. However, the Company intends to develop such capability in certain areas. For example, because a relatively small number of physicians write the majority of prescriptions for HIV drugs in the United States, the

Company intends to consider developing in-house sales, marketing and distribution capabilities to address the market. In other areas, however, the Company may rely on marketing partners or other arrangements with third parties which have established distribution systems and direct sales forces for the sales, marketing and distribution of such products and compounds. In the event that the Company is unable to reach agreement with one or more marketing partners to market these other products and compounds, it may be required to develop internal sales, marketing and distribution capabilities for such products and compounds. There can be no assurance that the Company will be able to establish sales, marketing or distribution capabilities or make arrangements with third parties to perform such activities on acceptable terms, if at all, or that any internal capabilities or third-party arrangements will be cost-effective. The failure to establish such capabilities would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, any third parties with which the Company establishes sales, marketing or distribution arrangements may have significant control over important aspects of the commercialization of the Company's products, and compounds including market identification, marketing methods, pricing, composition of sales force and promotional activities. For example, the MiniMed Agreement contemplates that MiniMed will participate in the sales, marketing and distribution of any products jointly developed by the parties. There can be no assurance that the Company will be able to control the amount and timing of resources that MiniMed or any other third party may devote to the Company's products or compounds or prevent any third party from pursuing alternative technologies or products that could result in the development of products that compete with the Company's products and compounds and the withdrawal of support for the Company's products and compounds. See "Risk Factors -- Lack of Sales, Marketing and Distribution Capabilities."

PATENTS, PROPRIETARY TECHNOLOGY AND TRADE SECRETS

     The Company's success will depend, in part, on its ability, and the ability of its collaborators or licensors, to obtain protection for its products and technologies under United States and foreign patent laws, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. Because of the substantial length of time and expense associated with bringing new products through development to the marketplace, the pharmaceutical and biotechnology industries place considerable importance on obtaining, and maintaining, patent and trade secret protection for new technologies, products and processes.


     As of August 15, 1997, the Company was the sole assignee of one pending United States patent application and one pending patent application under the Patent Cooperation Treaty designating the United States, directed to combinatorial therapy employing its proprietary antifusion peptides and other therapeutic agents, and the owner of one pending provisional application, directed to certain antifusion chemical compounds discovered by the Company's proprietary screening method. In addition, as of August 15, 1997, the Company was the assignee or owner, along with Duke University, of 14 pending United States applications, along with certain corresponding foreign patent applications, directed to numerous antifusion peptides and their therapeutic uses. Under the Duke License, the Company is the exclusive licensee under Duke University's rights in these jointly-owned patent applications, as well as the exclusive licensee under three issued United States patents, six pending United States patent applications, and certain corresponding foreign patent applications directed to antifusion peptides.


     Legal standards relating to the scope of claims and the validity of patents in the biotechnology industry are uncertain and still evolving, and no assurance can be given as to the degree of protection that will be afforded any patents issued to, or licensed by, the Company. There can be no assurance that, if challenged by others in litigation, any patents assigned to, or licensed by, the Company, will not be found invalid. Furthermore, there can be no assurance that the Company's activities will not infringe patents owned by others. Defense and prosecution of patent matters can be expensive and time-consuming, and regardless of whether the outcome is favorable to the Company, can result in the diversion of substantial financial, management and other resources. An adverse outcome could subject the Company to significant liability to third parties, require the Company to obtain licenses from third parties, or require the Company to cease any related product sales. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to the Company, if at all. Moreover, the laws of certain countries may not protect the Company's proprietary rights to the same extent as U.S. law.

     The Company also relies on trade secrets, know-how and other proprietary information, which it seeks to protect, in part, through the use of confidentiality agreements with employees, consultants, advisors and others. There can be no assurance that such agreements will provide adequate protection for the Company's trade secrets, know-how, or other proprietary information in the event of any unauthorized disclosure, that employees of the Company, consultants, advisors, or others, will maintain the confidentiality of such trade secrets or proprietary information, or that the trade secrets or proprietary know-how of the Company will not otherwise become known, or be independently developed by, competitors.


     In January 1997, the USPTO instituted an interference proceeding between an issued patent licensed by the Company from Duke University and a pending patent application owned by a third party. An interference proceeding is an action, in the USPTO, to determine which, of several parties, is entitled to a patent. An interference proceeding may be instituted when the USPTO believes that a pending patent application and an issued patent claim the same patentable subject matter. The Company believes that no interference-in-fact exists, i.e., that the parties to the interference are not claiming the same patentable invention, and, through its licensor, the Company is taking all reasonable action to have the interference proceeding dismissed. However, no assurance can be given that the interference proceeding will be dismissed. Furthermore, no assurance can be given that, should the interference proceeding continue, as between the two parties to the interference, the Company's licensor will be found to be the first inventor of the invention which is declared to be the subject matter of the interference proceeding. Failure of the Company's licensor to prevail in the interference proceeding and any loss of the involved patent rights could have a material adverse effect on the Company's business, financial results and results of operations. See "Risk Factors -- Patents, Proprietary, Technology and Trade Secrets."


COMPETITION

     The Company is engaged in segments of the biopharmaceutical industry, including the treatment of HIV, that are intensely competitive and rapidly changing. If successfully developed and approved, the product candidates and compounds that the Company is currently developing will compete with numerous existing therapies. For example, 11 drugs are currently approved for the treatment of HIV. In addition, a number of companies are pursuing the development of novel pharmaceutical products that target the same diseases that the Company is targeting, and some companies, including several multinational pharmaceutical companies, are simultaneously marketing several different drugs and may therefore be able to market their own combination drug therapies. The Company believes that a significant number of drugs are currently under development and will become available in the future for the treatment of HIV.

     Although the Company believes that there is a significant future market for therapeutics that treat HIV and other viral diseases, the Company anticipates that it will face intense and increasing competition in the future as new products enter the market and advanced technologies become available. There can be no assurance that existing products or new products for the treatment of HIV developed by the Company's competitors, including Glaxo, Merck and Abbott, will not be more effective, or more effectively marketed and sold, than T-20, should it be successfully developed and receive regulatory approval, or any other therapeutic for HIV that may be developed by the Company. Competitive products or the development by others of a cure or new treatment methods may render the Company's technologies and products and compounds obsolete, noncompetitive or uneconomical prior to the Company's recovery of development or commercialization expenses incurred with respect to any such technologies or products or compounds. Many of the Company's competitors have significantly greater financial, technical and human resources than the Company and may be better equipped to develop, manufacture, sell, market and distribute products. In addition, many of these companies have extensive experience in preclinical testing and clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products. For use individually or in combination therapy, many of these competitors also have products that have been approved or are in late-stage development and operate large, well-funded research and development programs. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Furthermore, academic institutions, governmental agencies and other public and private research organizations are becoming increasingly aware of the commercial value of their inventions and are more actively seeking to commercialize the technology they have developed.

     New developments in areas in which the Company is conducting its research and development are expected to continue at a rapid pace in both industry and academia. If the Company's product candidates and compounds are successfully developed and approved, the Company will face competition based on the safety and effectiveness of its products and compounds, the timing and scope of regulatory approvals, availability of manufacturing, sales, marketing and distribution capabilities, reimbursement coverage, price and patent position. There can be no assurance that the Company's competitors will not develop more effective or more affordable technology or products, or achieve earlier patent protection, product development or product commercialization than the Company. Accordingly, the Company's competitors may succeed in commercializing products more rapidly or effectively than the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Intense Competition."

GOVERNMENT REGULATION

     Human pharmaceutical products are subject to lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities. The regulatory approval process, which includes the establishment of the safety and effectiveness of each product candidate and compound for each target indication and confirmation by the FDA that good laboratory, clinical and manufacturing practices were maintained during testing and manufacturing, typically takes a number of years, varying based upon the type, complexity and novelty of the pharmaceutical product. This process requires the expenditure of substantial resources and gives larger companies with greater financial resources a competitive advantage over the Company. To date, no product candidate or compound being evaluated by the Company has been submitted for approval by the FDA or any other regulatory authority for commercialization, and there can be no assurance that any such product candidate or compound will ever be approved for commercialization or that the Company will be able to obtain the labeling claims desired for its product candidates or compounds.

     The steps required by the FDA before new drugs may be marketed in the United States include: (i) preclinical studies; (ii) the submission to the FDA of a request for authorization to conduct clinical trials on an investigational drug (an "IND"); (iii) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of an NDA; and (v) review and approval of the NDA by the FDA before the drug may be shipped or sold commercially.

     In the United States, preclinical testing includes both IN VITRO and IN VIVO laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Laboratories involved in preclinical testing must comply with FDA regulations regarding good laboratory practices. Preclinical testing results are submitted to the FDA as part of the IND and, unless there is objection by the FDA, the IND will become effective 30 days following its receipt by the FDA. There can be no assurance that submission of an IND will result in the commencement of human clinical trials.

     Clinical trials, which involve the administration of the investigational drug to healthy volunteers or to patients under the supervision of a qualified principal investigator, are typically conducted in three sequential phases, although the phases may overlap with one another. Clinical trials must be conducted in accordance with good clinical procedures under protocols that detail the objectives of the clinical trial, the parameters to be used to monitor safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical trial must be conducted under the auspices of an independent Institutional Review Board (an "IRB") at the institution where the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Compounds must be formulated according to GMP requirements.

     Phase I clinical trials represent the initial administration of the investigational drug to a small group of healthy human subjects or, more rarely, to a group of selected patients with a targeted disease or disorder. The goal of Phase I clinical trials is typically to test for safety (adverse effects), dose tolerance, absorption, bio-distribution, metabolism, excretion and clinical pharmacokinetics.

     Phase II clinical trials involve a small sample of the actual intended patient population and seek to assess the effectiveness of the drug for the specific targeted indications, to determine dose tolerance and the optimal dose range and to gather additional information relating to safety and potential adverse effects.

     Once the investigational drug is found to have some effectiveness and the acceptable safety profile in the targeted patient population, Phase III clinical trials are initiated to establish further clinical safety and effectiveness of the investigational drug in a broader sample of the general patient population at geographically dispersed study sites in order to determine the overall risk-benefit ratio of the drug and to provide an adequate basis for all physician labeling. The results of the research and product development, manufacturing, preclinical testing, clinical trials and related information are submitted to the FDA in the form of an NDA for approval of the marketing and shipment of the drug.

     The approval process is affected by a number of factors, including the severity of the targeted indications, the availability of alternative treatments and the risks and benefits demonstrated in the clinical trials. The FDA may reject an NDA if applicable regulatory criteria are not satisfied, or may require additional testing or information with respect to the product candidate or compound. Even if FDA approval is obtained, further clinical trials, including post-market trials, may be required in order to provide additional data on safety and will be required in order to obtain approval for the use of a product as treatment for clinical indications other than those for which the product was initially approved. The FDA will also require post-market reporting and may require surveillance programs to monitor the side effects of any approved products. Results of post-market programs may limit the further marketing, manufacturing process or labeling, and an NDA supplement may be required to be submitted to the FDA. Any failure of the Company to successfully complete its clinical trials and obtain approvals of corresponding NDAs would have a material adverse effect on the Company's business, financial condition and results of operations. The Company is and will continue to be dependent upon the laboratories conducting its preclinical testing and clinical trials to maintain both good laboratory and good clinical practices, and, if any of the Company's product candidates or compounds obtain the requisite regulatory approvals, the Company will be dependent upon the manufacturers of its products to maintain compliance with GMP requirements. Various federal and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products.

     The process of obtaining these approvals and the subsequent compliance with appropriate United States and foreign statutes and regulations are time-consuming and will require the expenditure of substantial resources by the Company. In addition, these requirements and processes vary widely from country to country. The time required for completing preclinical testing and clinical trials is uncertain, and the FDA approval process is unpredictable and uncertain, and no assurance can be given that necessary approvals will be granted on a timely basis, or at all. The Company may decide to replace a product candidate or compound in preclinical testing and/or clinical trials with a modified product candidate or compound, thus extending the development period. In addition, the FDA or similar foreign regulatory authorities may require additional clinical trials, which could result in increased costs and significant development delays. Delays or rejections may also be encountered based upon changes in legislation, administrative action or FDA policy during the period of product development and FDA review. Similar delays or rejections may be encountered in other countries.

     In 1988, the FDA issued regulations to expedite the development, evaluation and marketing of drugs for life-threatening and severely debilitating illnesses, especially where no alternative therapy exists. These procedures encourage early consultation between the IND sponsors and the FDA in the preclinical testing and clinical trial phases to determine what evidence will be necessary for marketing approval and to assist the sponsors in designing clinical trials. Under this program, the FDA works closely with the IND sponsors to accelerate and condense Phase II clinical trials, which may, in some cases, eliminate the need to conduct Phase III trials or limit the scope of Phase III trials. Under these regulations, the FDA may require postmarketing clinical trials ("Phase IV trials") to obtain additional information on the drug's risks, benefits and optimal use. In 1992, the FDA issued regulations establishing an accelerated NDA approval procedure for certain drugs under Subpart H of the agency's NDA approval regulations ("Subpart H Regulations"). The Subpart H Regulations provide for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases where the drugs provide a meaningful therapeutic advantage over existing treatment. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug's effect on a surrogate endpoint that reasonably suggest clinical benefits, or on evidence of the drug's effect on a clinical endpoint other than survival or irreversible morbidity. This approval is conditional on the favorable completion of trials to establish and define the degree of clinical benefits to the patient. Such post-market clinical trials would usually be underway when the product obtains this accelerated approval. If, after approval, a post-market clinical trial establishes that the drug does not perform as expected, or if post-market restrictions are not adhered to or are not adequate to ensure the safe use of the drug, or other evidence demonstrates that the product is not safe and/or effective under its conditions of use, the FDA may withdraw approval. These two accelerated approval procedures for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years.

     While certain of the Company's product candidates and compounds, including T-20, have been designed to treat serious or life-threatening illnesses, such product candidates and compounds may not qualify for accelerated development and/or approval under FDA regulations and, even if some of the Company's product candidates qualify for accelerated development and/or approval, they may not be approved for marketing on an accelerated basis, or at all. There can be no assurance that, even after substantial time and expenditures, any of the Company's product candidates or compounds under development will receive commercialization approval in any country on a timely basis, or at all. If the Company is unable to demonstrate the safety and effectiveness of its product candidates and compounds to the satisfaction of the FDA or foreign regulatory authorities, the Company will be unable to commercialize its product candidates and compounds; and the Company's business, financial condition and results of operations would be materially and adversely affected. Furthermore, even if regulatory approval of a product candidate or compound is obtained, the approval may entail limitations on the indicated uses for which the product candidate or compound may be marketed. A marketed product or compound, its manufacturer and the manufacturer's facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, compound, manufacturer or facility may result in restrictions on such product, compound, manufacturer or facility, including withdrawal of the product or compound from the market. The failure to comply with applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, total or partial suspension of regulatory approvals, refusal to approve pending applications, refusal to permit exports from the United States, recalls or seizures of products, operating and production restrictions and criminal prosecutions. Further, FDA policy may change and additional government regulations may be established that could prevent or delay regulatory approval of the Company's product candidates or compounds.

     The effect of governmental regulation may be to delay the marketing of new products or compounds for a considerable period of time, to impose costly requirements on the Company's activities or to provide a competitive advantage to other companies that compete with the Company. Adverse clinical results by others could have a negative impact on the regulatory process and timing with respect to the development and approval of the Company's product candidates or compounds. A delay in obtaining or failure to obtain regulatory approvals could have a material adverse effect on the Company's business, financial condition and results of operations. The extent and character of potentially adverse governmental regulation that may arise from future legislation or administrative action cannot be predicted.

     In April 1997, the Company and MiniMed entered into the MiniMed Agreement pursuant to which the parties have agreed to jointly design, develop and implement a system for the continual delivery of T-20 utilizing the MiniMed continuous infusion pump. There can be no assurance that the FDA will approve the delivery of T-20 utilizing the MiniMed continuous infusion pump on a timely basis, if at all. The failure of the Company and MiniMed to collectively develop a continual T-20 delivery system which receives FDA approval on a timely basis could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company and its existing and potential future collaborative partners are also subject to various federal, state and local laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's product development programs. Compliance with such laws, regulations and requirements may be costly and time-consuming and the failure to maintain such compliance by the Company or its existing and future collaborative partners could have a material adverse effect on the Company's business, financial condition and results of operations.


     In addition, this Prospectus reflects the Company's estimates regarding future regulatory submission dates. Regulatory submissions can be delayed, or plans to submit proposed products can be cancelled, for a number of reasons, including the receipt of unanticipated, adverse or ambiguous results from preclinical testing or clinical trials, the demonstration of undesirable or unintended side effects, the inability to locate, recruit and qualify sufficient numbers of patients, lack of funding, the inability to locate or recruit scientists to undertake or complete planned preclinical testing or clinical trials, the redesign of the Company's preclinical testing or clinical trial programs, the inability to manufacture or acquire sufficient quantities of the particular product candidate or any other components required for preclinical testing or clinical trials, regulatory delays or other regulatory actions, changes in focus of the Company's or its collaborators' development efforts, and the disclosure of clinical trial results by competitors. Accordingly, no assurances can be given that the Company's anticipated submissions will be made on their target dates, or at all. Delays in such submissions could delay regulatory approval for the Company's product candidates, delay commercialization of the Company's product candidates, increase operating expenses, result in the expenditure of additional capital, cause the diversion of management time and attention, or create adverse market perception about the Company and its product candidates, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."


THIRD PARTY REIMBURSEMENT AND HEALTH CARE REFORM MEASURES

     In the United States and elsewhere, sales of prescription pharmaceuticals are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government agencies and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services in an effort to promote cost containment measures and alternative health care delivery systems and they may mandate predetermined discounts from list prices. If the Company succeeds in bringing one or more products or compounds to the market, there can be no assurance that these products or compounds will be considered cost-effective or that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products or compounds on a competitive basis. The business and financial condition of pharmaceutical companies will continue to be affected by economic, political and regulatory influences, including the efforts of governments and third-party payors to contain or reduce the cost of health care through various means. A number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. Because of the high cost of the treatment of AIDS or HIV using combination therapy, many state legislatures are reassessing reimbursement policies for such therapy. In addition, an increasing emphasis on managed care in the United States to reduce the overall costs of health care has and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Uncertainty of Third Party Reimbursement and Health Care Reform Measures."

FACILITIES

     The Company currently leases approximately 21,000 square feet of laboratory and office space at 4727 University Drive, Suite 100, Durham, North Carolina. The Company leases this space under a sublease agreement which expires on September 30, 1999. Depending on the results of clinical trials and the progress of the Company's product development programs, the Company may require facilities in addition to those currently under lease. The Company believes that there will be suitable facilities available as needed.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

HUMAN RESOURCES

     As of June 30, 1997, the Company had 37 full-time employees, including a technical scientific staff of 29. None of the Company's employees are covered by collective bargaining arrangements, and management considers relations with its employees to be good. See "Risk Factors -- Need to Attract and Retain Key Officers, Employees and Consultants."

SCIENTIFIC ADVISORY BOARD

     The Company has assembled a Scientific Advisory Board (the "SAB") comprised of eight individuals (the "Scientific Advisors") who are leaders in the fields of viral disease research and treatment.

     Members of the SAB review the Company's research, development and operating activities and are available for consultation with the Company's management and staff relating to their respective areas of expertise. The SAB holds regular meetings. Several of the individual Scientific Advisors have separate consulting relationships with the Company and meet more frequently, on an individual basis, with the Company's management and staff to discuss the Company's ongoing research and development projects. Certain of the Scientific Advisors own Common Stock and/or hold options to purchase Common Stock. The Scientific Advisors are expected to devote only a small portion of their time to the business of the Company.

     The Scientific Advisors are all employed by entities other than the Company. Each Scientific Advisor has entered into a letter agreement with the Company that contains confidentiality and non-disclosure provisions that prohibit the disclosure of confidential information to anyone outside the Company. Such letter agreements also provide that all inventions, discoveries or other intellectual property that come to the attention of or are discovered by the Scientific Advisor while performing services under the letter agreement with the Company will be assigned to the Company. The current members of the SAB are as follows:

     DANI P. BOLOGNESI, PH.D. James B. Duke Professor of Surgery, Professor of Microbiology/Immunology, Vice Chairman of the Department of Surgery for Research and Development, Director of the Duke University Center for AIDS Research -- Duke University.

     ROBERT C. GALLO, M.D. Professor and Director, Institute of Human Virology -- University of Maryland Biotechnology Institute.

     ERIC HUNTER, PH.D. Professor of Microbiology, Director, Center for AIDS Research -- The University of Alabama at Birmingham.

     THOMAS J. MATTHEWS, PH.D. Associate Professor of Experimental Surgery -- Duke University.

     JOSEPH S. PAGANO, M.D. Professor of Medicine and Microbiology and Immunology, Director of The Lineberger Comprehensive Cancer Center -- The University of North Carolina at Chapel Hill.

     JEROME J. SCHENTAG, PHARM.D. Professor of Pharmacy and Pharmaceutics, Director, The Clinical Pharmacokinetics Laboratory, Millard Fillmore Hospital, Director, Center for Clinical Pharmacy Research -- The State University of New York at Buffalo School of Pharmacy.

     JUDITH M. WHITE, PH.D. Professor of Cell Biology and
Microbiology -- University of Virginia.

     RICHARD J. WHITLEY, M.D. Loeb Eminent Scholar Chair in Pediatrics, Professor of Pediatrics, Microbiology and Medicine -- The University of Alabama at Birmingham.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to executive officers, directors and certain key employees of the Company:

NAME                                                          AGE      POSITION

M. Ross Johnson, Ph.D....................................     52       President, Chief Executive Officer, Chief Scientific
                                                                         Officer and Director

Matthew A. Megaro........................................     39       Chief Operating Officer, Chief Financial Officer,
                                                                         Executive Vice President and Secretary

Samuel Hopkins, Ph.D.....................................     38       Vice President of Medical Affairs

Dennis M. Lambert, Ph.D..................................     50       Vice President of Biological and Molecular Sciences

M.C. Kang, Ph.D..........................................     45       Director of Chemistry

Michael A. Recny, Ph.D...................................     41       Director of Business Development

Timothy J. Creech........................................     36       Director of Finance

Jesse I. Treu, Ph.D.(1)..................................     50       Chairman of the Board of Directors

Dani P. Bolognesi, Ph.D.(2)..............................     56       Director

Brian H. Dovey(2)........................................     55       Director

Andrew S. McCreath(1)....................................     41       Director

Charles A. Sanders, M.D.(1)(2)...........................     65       Director

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

M. ROSS JOHNSON, PH.D. joined the Company as Chief Scientific Officer and a Director in January 1995 and was named President and Chief Executive Officer in March 1996. Prior to joining the Company, Dr. Johnson was President and Chief Executive Officer of Parnassus Pharmaceuticals, Inc. ("Parnassus"), a biopharmaceutical company, from March 1994 to October 1994. In October 1994, Parnassus filed for protection under the United States Bankruptcy Code. From 1987 to March 1994, Dr. Johnson served as Vice President of the Chemical Development Division and Division of Chemistry, respectively, at Glaxo, a multinational pharmaceutical company. Prior to joining Glaxo, Dr. Johnson held a number of scientific management positions at Pfizer Inc., a multinational pharmaceutical company. Dr. Johnson received his Ph.D. degree in Organic Chemistry from the University of California at Santa Barbara.

MATTHEW A. MEGARO joined the Company as Chief Financial Officer and Vice President of Business Development in March 1995 and was named Chief Operating Officer, Executive Vice President and Secretary of the Company in June 1997. Prior to joining the Company, Mr. Megaro was Chief Operating Officer of Parnassus from January 1994 to October 1994. In October 1994, Parnassus filed for protection under the United States Bankruptcy Code. Prior to joining Parnassus, Mr. Megaro was Chief Financial Officer, Vice President of Finance and Administration of Athena Neurosciences, Inc., a biopharmaceutical company, from 1988 to January 1994.

SAMUEL HOPKINS, PH.D. joined the Company as Director of Drug Development in April 1995 and was named Vice President of Medical Affairs in June 1997. Prior to joining the Company, Dr. Hopkins was Director of Oncology and Antiviral Drug Product Development and Senior Clinical Research Scientist, respectively, at Cato Research, Ltd., a contract research organization from 1991 to April 1995. From 1987 to 1991, Dr. Hopkins was a Senior Research Scientist in the Division of Virology at Burroughs Wellcome Co., a multinational pharmaceutical company. Dr. Hopkins received his Ph.D. degree in Biochemisty and Biophysics from the Medical College of Virginia.

DENNIS M. LAMBERT, PH.D. joined the Company as Director of Virology in March 1993, was named Senior Director of Virology and Molecular Biology in September 1995, and was named Vice President of Biological Molecular Sciences in June 1997. Prior to joining the Company, Dr. Lambert was Assistant Director, Department of Molecular Virology and Host Defense, at SmithKline Beecham Corp., a pharmaceutical company, from 1988 to July 1993. Dr. Lambert received his Ph.D. degree in Microbiology/Virology from Indiana State University at Terre Haute.

M.C. KANG, PH.D. joined the Company as a consultant in October 1995 and was named Director of Chemistry in August 1996. Prior to joining the Company, Dr. Kang held various positions at Glaxo from 1990 to October 1995, most recently serving as Director of Chemical Development. Prior to joining Glaxo, Dr. Kang was a Development Chemist in the Medical Products Division at E.I. DuPont de Nemours and Company, a chemical company from 1986 to 1990. Dr. Kang received his Ph.D. degree in Synthetic Organic Chemistry from Oregon State University.

MICHAEL A. RECNY, PH.D. joined the Company as Director of Biochemical Sciences in March 1995, and was named Director of Business Development in November 1996. Prior to joining the Company, Dr. Recny was Senior Director of Biological Sciences at Parnassus from November 1993 to October 1994. From 1988 to November 1993, Dr. Recny was Director of Protein Biochemistry at Procept, Inc., a biopharmaceutical company. Prior to joining Procept, Inc., Dr. Recny was a Staff Scientist/Laboratory Head at Genetics Institute Inc., a biopharmaceutical company. Dr. Recny received his Ph.D. degree in Biochemistry from the University of Illinois at Urbana-Champaign.

TIMOTHY J. CREECH, C.P.A. joined the Company as Director of Finance in July 1997. Prior to joining the Company, Mr. Creech was Corporate Controller at Performance Awareness Corporation, a software company, from July 1996 to June 1997. From December 1993 to July 1996, Mr. Creech was Director of Finance at Avant! Corporation, a software company. From 1990 to December 1993, Mr. Creech was a senior manager at KPMG Peat Marwick LLP, independent auditors for the Company.

JESSE I. TREU, PH.D. has been Chairman of the Board of Directors of the Company since its inception. Dr. Treu has been a general partner of Domain Associates, a venture capital firm specializing in investments in life sciences, since 1986. Dr. Treu serves on the Boards of Directors of Biosite Diagnostics, Inc. and GelTex Pharmaceuticals, Inc. Dr. Treu received his Ph.D. in Physics from Princeton University.

DANI P. BOLOGNESI, PH.D. was a founder of the Company and has been a Director since its inception. Dr. Bolognesi has held a number of positions at Duke University since 1971, and now serves as James B. Duke Professor of Surgery, Professor of Microbiology/Immunology, Vice Chairman of the Department of Surgery for Research and Development and Director of the Duke University Center for AIDS Research. Dr. Bolognesi is the Co-Chair of the National Institute of Allergy and Infectious Diseases Vaccine Working Group ("NIAID"), Chair of the Office of AIDS Research Coordinating Committee for Vaccines, Chair of the Office of AIDS Research Task Force Vaccine Reasearch and Development Area Review Panel, Chair of the panel to recommend strategies for the long-term care of the United States biomedical chimpanzee population, and is a member of the NIAID Vaccine Selection Committee. Dr. Bolognesi received his Ph.D. in Virology from Duke University.

BRIAN H. DOVEY has been a Director of the Company since its inception. Mr. Dovey has been a general partner of Domain Associates, a venture capital firm specializing in investments in life sciences, since 1988. Mr. Dovey is President of the National Venture Capital Association and is a member of the Boards of Trustees of the Coriell Institute and the University of Pennsylvania School of Nursing. Mr. Dovey is Chairman of the Board of Directors of Creative BioMolecules and also serves on the Boards of Directors of Connetics Corporation, Geron Corporation, NABI and Vivus, Inc.

ANDREW S. MCCREATH, C.F.A. has been a Director of the Company since October 1996. In January 1996, Mr. McCreath became a founding partner of Lawrence & Company Inc., a private investment firm in Toronto, Canada which specializes in the technology, health care, and leisure industries. From 1991 to December 1995, Mr. McCreath served as a partner and director of Gordon Capital Corporation, a Canadian investment bank. Mr. McCreath serves on the Board of Directors of Galaxy Brands International.

CHARLES A. SANDERS, M.D. has been a Director of the Company since October 1996. From 1989 to May 1995, Dr. Sanders was Chairman of the Board of Directors and Chief Executive Officer of Glaxo and a member of the Board of Directors of Glaxo plc. Prior to joining Glaxo, Dr. Sanders held a number of positions at Squibb Corporation, a multinational pharmaceutical corporation, including Vice Chairman, Chief Executive Officer of the Science and Technology Group and Chairman of the Science and Technology Committee of the Board. Dr. Sanders serves on the Boards of Directors of Magainin Pharmaceuticals, Vertex Pharmaceuticals and Staff Mark, Inc. Dr. Sanders received an M.D. degree from Southwestern Medical College of the University of Texas.

BOARD OF DIRECTORS

     In accordance with the terms of the Company's Third Amended and Restated Certificate of Incorporation to be filed upon the completion of this Offering, the Board of Directors of the Company will be divided into three classes, denominated Class I, Class II and Class III, with members of each class holding office for staggered three-year terms. At each annual stockholder meeting commencing with the 1998 annual meeting, the successors to the Directors whose terms expire will be elected to serve from the time of their election and qualification until the third annual meeting of stockholders following their election or until a successor has been duly elected and qualified. Officers serve at the discretion of the Board.

     The Compensation Committee of the Board was established in April 1997 to determine the salaries and incentive compensation of the executive officers of the Company and to provide recommendations for the salaries and incentive compensation of the other employees and consultants of the Company. The Compensation Committee also administers the Company's benefit plans, including the Stock Option Plan. Mr. Dovey serves as the Chairman of the Compensation Committee and the other members of the committee are Drs. Bolognesi and Sanders.

     The Audit Committee of the Board was established in July 1997 to review, act on and report to the Board with respect to various auditing and accounting matters, including the selection of the Company's independent auditors, the scope of the annual audits, the fees to be paid to the independent auditors, the performance of the Company's independent auditors and the accounting practices of the Company. Dr. Treu serves as the Chairman of the Audit Committee and the other members of the committee are Mr. McCreath and Dr. Sanders.

EXECUTIVE COMPENSATION

     The following table sets forth certain information with respect to the annual and long-term compensation paid by the Company during the fiscal year ended December 31, 1996 to the Company's President and Chief Executive Officer and to the Company's two other most highly compensated executive officers who were serving as executive officers and whose 1996 compensation exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                     LONG TERM
                                                                                                   COMPENSATION
                                                                                                    SECURITIES
                                                                    ANNUAL COMPENSATION             UNDERLYING
NAME AND PRINCIPAL POSITION                                   YEAR      SALARY        BONUS         OPTIONS(#)
M. Ross Johnson (1)                                           1996     $ 238,800     $50,000           117,648(2)
  President, Chief Executive Officer and Chief
  Scientific Officer
Richard A. Franco (3)                                         1996        60,000          --            94,118(2)
  Former President and Chief Executive Officer
Matthew A. Megaro                                             1996       160,300      34,000            51,765(2)
  Chief Operating Officer, Chief Financial Officer,
  Executive Vice President and Secretary
Max N. Wallace (5)                                            1996       144,900      26,000            52,765(2)
  Former Executive Vice President, General Counsel and
  Secretary

                                                                ALL OTHER
NAME AND PRINCIPAL POSITION                                    COMPENSATION
M. Ross Johnson (1)                                            $         --
  President, Chief Executive Officer and Chief
  Scientific Officer
Richard A. Franco (3)                                               244,897(4)
  Former President and Chief Executive Officer
Matthew A. Megaro                                                        --
  Chief Operating Officer, Chief Financial Officer,
  Executive Vice President and Secretary
Max N. Wallace (5)                                                       --
  Former Executive Vice President, General Counsel and
  Secretary


(1) Dr. Johnson was named President and Chief Executive Officer of the Company in April 1996.

(2) For information regarding the vesting and subsequent exercise of these options, see the table entitled Option Grants in the Year Ended December 31, 1996 and the notes thereto and "Certain Transactions."

(3) Mr. Franco resigned as President and Chief Executive Officer of the Company in March 1996.

(4) Consists of amounts paid to Mr. Franco following the termination of his employment with the Company pursuant to a severance arrangement with the Company.

(5) Mr. Wallace resigned as Executive Vice President, General Counsel and Secretary in July 1997.

STOCK OPTION INFORMATION

     The following table sets forth certain information concerning stock options granted to the Named Executive Officers of the Company during the year ended December 31, 1996. No stock appreciation rights were granted to any of the Named Executive Officers during 1996 and no stock appreciation rights were outstanding as of December 31, 1996.

              OPTIONS GRANTED IN THE YEAR ENDED DECEMBER 31, 1996

                                                                                                            POTENTIAL REALIZABLE
                                                                                                                  VALUE AT
                                                               INDIVIDUAL GRANTS                            ASSUMED ANNUAL RATES
                                            NUMBER OF        PERCENT OF                                              OF
                                           SECURITIES           TOTAL                                            STOCK PRICE
                                           UNDERLYING      OPTIONS GRANTED    EXERCISE                          APPRECIATION
                                             OPTIONS       TO EMPLOYEES IN    PRICE PER    EXPIRATION        FOR OPTION TERM(3)
NAME                                      GRANTED(#)(1)         1996          SHARE(2)        DATE            5%            10%
M. Ross Johnson                               117,648(4)          24%           $0.34       05/01/06        $25,156       $63,750
Richard A. Franco                              94,118             19             0.34       03/25/06         20,125        51,000
Matthew A. Megaro                              51,765(5)          11             0.34       05/01/06         11,069        28,050
Max N. Wallace                                 52,765(6)          11             0.34       05/01/06         11,282        28,592

(1) These options were granted under the Company's Stock Option Plan.

(2) The exercise price per share of the options was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.

(3) The potential realizable value of the options reported above was calculated by assuming that the market price of the Common Stock of the Company appreciates 5% and 10% compounded annually over the term of the options (10 years). These assumed annual rates of appreciation were used in compliance with the rules of the Securities and Exchange Commission and are not intended to forecast future prices appreciation of the Common Stock of the Company. These amounts do not represent the Company's estimate of future stock price performance. The actual value realized from the options could be substantially higher or lower than the values reported above, depending upon the future appreciation or depreciation of the Common Stock during the option period and the timing of exercise of the options.

(4) In October 1996, the Board of Directors granted options to purchase 35,295 shares, 35,295 shares and 47,058 shares which were scheduled to vest ratably over a 48-month period which commenced in January 1995, July 1995 and March 1996, respectively. In May 1997, the Board of Directors accelerated the vesting of these options subject to certain restrictions on the underlying shares of Common Stock which lapse over the same period of time over which the options were to vest. See "Certain Transactions."

(5) In October 1996, the Board of Directors granted options to purchase 23,530 shares, 23,530 shares and 4,705 shares which were scheduled to vest ratably over a 48-month period which commenced in March 1995, July 1995 and March 1996, respectively. In May 1997, the Board of Directors accelerated the vesting of these options subject to certain restrictions on the underlying shares of Common Stock which lapse over the same period of time over which the options were to vest. See "Certain Transactions."


(6) In October 1996, the Board of Directors granted options to purchase 17,648 shares, 27,648 shares and 7,469 shares which were scheduled to vest ratably over a 48-month period which commenced in March 1993, July 1995 and March 1996, respectively. In May 1997, the Board of Directors accelerated the vesting of these options subject to certain restrictions on the underlying shares of Common Stock which lapse over the same period of time over which the options were to vest. On July 10, 1997, Mr. Wallace resigned as an officer and Director of the Company and entered into an agreement with the Company pursuant to which the vesting of 3,971 of such underlying shares was accelerated and the other restrictions applicable to such 3,971 shares terminated. See "Certain Transactions."


YEAR-END OPTION TABLE

     The following table sets forth certain information concerning stock options exercised by the Named Executive Officers during 1996, the number of options held by the Named Executive Officers as of December 31, 1996, and the value of any in-the-money options as of December 31, 1996.

  AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1996 AND YEAR-END
                                 OPTION VALUES

                                                                                                          VALUE OF
                                                                                                         UNEXERCISED
                                                                                                         IN-THE-MONEY
                                                                           NUMBER OF SECURITIES          OPTIONS AS
                                                                                UNDERLYING               OF DECEMBER
                                                                         UNEXERCISED OPTIONS AS OF        31, 1996
                                                    SHARES ACQUIRED      DECEMBER 31, 1996 (1)(#)            (2)
NAME                                                ON EXERCISE (#)    EXERCISABLE     UNEXERCISABLE     EXERCISABLE
M. Ross Johnson                                              --           39,718           77,930         $  502,830
Richard A. Franco                                        27,452               --               --                 --
Matthew A. Megaro                                            --           22,676           29,089            287,078
Max N. Wallace                                               --           28,232           24,533            357,419


NAME                                               UNEXERCISABLE
M. Ross Johnson                                      $ 986,594
Richard A. Franco                                           --
Matthew A. Megaro                                      368,267
Max N. Wallace                                         310,588

(1) In May 1997, the Board of Directors accelerated all options set forth below subject to certain restrictions on the underlying shares of Common Stock which lapse over time. See the table entitled Options Granted in the Year Ended December 31, 1996 and the notes thereto and "Certain Transactions."

(2) There was no public trading market for the Common Stock as of December 31, 1996. Accordingly, these values have been calculated on the basis of an assumed initial public offering price of $13.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

STOCK OPTION PLANS


     The Company's Stock Option Plan was adopted by the Board of Directors in May 1996 and approved by the stockholders in July 1996. In April 1997, the Stock Option Plan was amended by the Board of Directors to increase the number of shares of Common Stock authorized for issuance thereunder. This amendment to the Stock Option Plan was approved by the stockholders of the Company in June 1997. A total of 852,941 shares of Common Stock have been authorized for issuance under the Stock Option Plan. As of June 30, 1997, options to purchase a total of 348,042 shares of Common Stock had been exercised, options to purchase a total of 260,361 shares at a weighted average exercise price of $.36 per share were outstanding, and 254,188 shares remained available for future option grants.


     The Stock Option Plan provides for the grant to employees of the Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Code and for the grant of nonstatutory stock options to employees, Directors, consultants, advisors or other independent contractors of the Company. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, any such options will be treated as nonstatutory stock options.

     The Stock Option Plan is administered by the Board of Directors or a committee of the Board of Directors. Subject to the provisions of the Stock Option Plan, the Board determines the terms of options granted under the Stock Option Plan, including the number of shares subject to the option, exercise price, term and exercisability. The exercise price of all incentive stock options granted under the Stock Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the voting power of the Company's outstanding capital stock (a "10% Stockholder") must equal at least 110% of the fair market value of the Common Stock on the date of grant. The Board determines the term of options. The term of a stock option granted under the Stock Option Plan may not exceed ten years; provided, however, that the term of an incentive stock option may not exceed five years for 10% Stockholders. No option may be transferred or assigned by the optionee other than by will or the laws of descent or distribution.

     In the event an optionee ceases to be employed by the Company for any reason other than death or disability, each outstanding option held by such optionee will terminate and cease to be exercisable no later than three months after the date of such cessation of employment. Should the optionee's employment terminate by reason of death or disability (within the meaning of Section 22(e)(3) of the Code), each outstanding option held by such optionee will terminate and cease to be exercisable no later than twelve months after the date of held by such optionee such cessation of employment. An optionee's employment shall be deemed to have terminated on account of death if the optionee dies within three months following such cessation of employment.

     In the event of certain transactions involving changes in control of the Company, the Stock Option Plan provides that the Board may elect, in its sole discretion, to provide that any unexercisable portion of all options will accelerate so that each option will be fully exercisable for all of the shares subject to such option as of a date prior to the effective date of the transaction as the Board so determines, conditioned upon the consummation of such transfer of control. The Board may further elect, in its sole discretion, to provide that any options which become exercisable solely by reason of transfer of control and which are not exercised as of the date such transfer of control will terminate effective as of the date of a transfer of control. The Board may terminate or amend the Stock Option Plan at any time; provided however, that without the approval of the Company's stockholders, there shall be
(a) no increase in the total number of shares of stock covered by the Stock Option Plan (except in the case of a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in the Common Stock), (b) no change in the class of persons eligible to receive incentive stock options, and (c) no extension of the period during which incentive stock options may be granted beyond the date which is 10 years following the date the Stock Option Plan is adopted by the Company or the date the Stock Option Plan is approved by the stockholders of the Company. In any event, no amendment may adversely affect any then outstanding option or any unexercised portion thereof, without the consent of the optionee, unless such amendment is required to enable an option designated as an incentive stock option to qualify as an incentive stock option. If not previously terminated, the Stock Option Plan will terminate in 2006.

     As of June 30, 1997, the Company had outstanding 9,412 nonqualifed stock options under its previous stock option plan at a weighted average exercise price of $.43 per share. The Board of Directors has determined not to grant additional options under such plan.

EMPLOYEE STOCK PURCHASE PLAN



     In August 1997, the Board of Directors adopted, and the stockholders of the Company approved, the Company's 1997 Employee Stock Purchase Plan (the "ESPP"), contingent upon and subject to the consummation of the Offering. The ESPP is intended to encourage ownership of the Company's Common Stock by employees of the Company. A maximum of 250,000 shares of Common Stock have been reserved for purchase under the ESPP (subject to certain adjustments under the ESPP). No options to purchase shares of Common Stock have been granted and no shares of Common Stock have been purchased under the ESPP. The ESPP is administered by the Compensation Committee of the Board of Directors, or such other committee as the Board designates (the "Committee").



     For eligible employees who have become participants in the ESPP, the ESPP provides for the automatic grant of options to purchase shares of Common Stock ("Options"). The Options are granted on the first day of an offering period ("Offering Period"). Offering Periods are successive and overlapping 24 month periods beginning on the first trading day on or after December 1 and June 1 of each year, and each Offering Period contains four exercise periods ("Purchase Period"), each of which is approximately six months. The first Offering Period, however, will run from completion of the Offering through May 31, 1999, and the first Purchase Period will run from completion of the Offering through May 31, 1998. Employees of the Company who have been employed by the Company before the beginning of an Offering Period may participate in the ESPP for that Offering Period.



     Payroll deductions are accumulated in an account for each participant, based on the amounts the participant requests be withheld. The accumulated amounts are used at the end of each Purchase Period to purchase shares of Common Stock pursuant to the Option. The purchase price of a share of Common Stock under an Option will equal 85% of the lower of the fair market value of a share
(a) on the first day of the Offering Period or (b) on the last day of the relevant Exercise Period. Options may not be assigned or transferred. No participant may purchase shares having a fair market value (determined as of the beginning of the Offering Period) exceeding $25,000 in any calendar year, nor may a participant purchase shares if the participant would own shares or hold outstanding options to purchase shares, or both, possessing 5% or more of the total combined voting power or value of all classes of shares of the Company. A participant may withdraw from an Offering Period at any time without affecting his or her eligibility to participate in future Offering Periods.



     There are no tax consequences to either the participant or the Company when the Option is issued. When shares are issued upon the exercise of the Option, there are no tax consequences to the participant (except to the extent that any excess in the fair market value of the Common Stock over the exercise price constitutes a tax preference item which requires payment of the alternative minimum tax) or to the Company. A participant's Option will terminate and his or her accumulated account balance will be returned if such participant ceases to be employed by the Company.



     If a participant disposes of shares purchased under the ESPP at least two years after the first day of the applicable Offering Period and at least one year after the date of purchase, the participant will recognize ordinary income in the year of disposition equal to the amount of the discount. The amount of ordinary income recognized by a participant will be added to the participant's basis in the shares. Any additional gain recognized upon the disposition will be long-term capital gain. The Company will not generally be entitled to a deduction if the participant complies with these holding periods.



     If a participant disposes of shares purchased under the ESPP within two years from the first day of the applicable Offering Period or within one year from the date of purchase (a "disqualifying disposition"), the participant will recognize ordinary income in the year of such disposition equal to the lesser of
(i) the amount by which the fair market value of the shares on the date the shares were purchased exceeded the purchase price and (ii) the amount by which the fair market value of the shares on the date of disposition exceeded the purchase price. The amount of ordinary income will be added to the participant's basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. The Company will generally be entitled to a deduction in the year of the disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of the disposition.



     The ESPP provides that in the event of a "Substantial Corporate Change" the offering will terminate unless provision is made in writing for (i) the assumption or continuation of outstanding elections or (ii) the substitution for Options or grants of Options covering securities of a successor corporation. For purposes of the ESPP, events constituting a "Substantial Corporate Change" are
(i) dissolution or liquidation of the Company, (ii) a merger, consolidation or reorganization of the Company in which the Company is not the surviving corporation, (iii) the sale of substantially all of the Company's assets or (iv) any transaction approved by the Board of Directors that results in any person or entity owning 100% of the combined voting power of all classes of stock of the Company. The Board of Directors may terminate or amend the ESPP at any time. Any amendment to the ESPP that (i) materially increases the benefits to participants, (ii) materially increases the number of securities that may be issued under the ESPP, or (iii) materially modifies the eligibility requirements for participation in the ESPP must be approved by the stockholders of the Company.



     If any change is made to the stock issuable under the ESPP by reason of any recapitalization, reclassification, stock split, reverse stock split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or some other increase or decrease in such Common Stock occurs without the Company's receiving consideration, appropriate adjustment will be made to the shares subject to the ESPP and the number of shares that a participant may purchase with respect to an Option.


EMPLOYMENT AGREEMENTS

     In December 1994, the Company entered into an employment arrangement with Dr. Johnson, its President, Chief Executive Officer and Chief Scientific Officer. Pursuant to this arrangement, Dr. Johnson is entitled to receive minimum annual compensation of $225,000, an annual bonus based upon the achievement of certain milestones and all health insurance and other benefits generally made available to the Company's employees. In the event that Dr. Johnson's employment is terminated for any reason other than for cause, Dr. Johnson's employment arrangement provides that Dr. Johnson is entitled to his base salary and benefits for one year from the date of such termination.

     In February 1995, the Company entered into an employment arrangement with Mr. Megaro, its Chief Operating Officer, Chief Financial Officer, Executive Vice President and Secretary. Pursuant to this arrangement, Mr. Megaro is entitled to receive minimum annual compensation of $130,000, an annual bonus based upon the achievement of certain milestones and all health insurance and other benefits generally made available to the Company's employees. In the event that Mr. Megaro's employment is terminated for any reason other than for cause, Mr. Megaro's employment arrangement provides that Mr. Megaro is entitled to his base salary and benefits for up to six months from the date of such termination, subject to certain limitations.


     On July 10, 1997, Mr. Wallace resigned as an officer and Director of the Company and entered into an agreement with the Company pursuant to which he will serve as a consultant to the Company until December 31, 1997. Thereafter, Mr. Wallace will receive severance payments until June 30, 1998 based on his annual salary at the time of his resignation. In addition, the Company has agreed to terminate its right of repurchase and other restrictions with respect to approximately 24,015 shares of Common Stock held by Mr. Wallace for which such restrictions would not otherwise have lapsed at the time of his resignation.


COMPENSATION OF DIRECTORS

     The Company does not currently compensate its Directors for attending Board or committee meetings, but reimburses Directors for their reasonable travel expenses incurred in connection with attending meetings of the Board or committees of the Board. Also, non-employee Directors are entitled to be granted options under the Company's Stock Option Plan. The Company intends to reevaluate its policy with respect to compensation of non-employee Directors after completion of this Offering. On October 21, 1996, the Company granted Dr. Sanders options to purchase 5,883 shares of Common Stock at an exercise price of $.34 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Effective April 10, 1997, the Board of Directors established a Compensation Committee which is responsible for determining the salaries and incentive compensation of the executive officers of the Company and to provide recommendations for the salaries and incentive compensation of the other employees and consultants of the Company. The Compensation Committe also administers the Company's benefit plans, including the Stock Option Plan. Mr. Dovey serves as the Chairman of the Compensation Committee and the other members of the committee are Drs. Bolognesi and Sanders. None of Mr. Dovey, Dr. Bolognesi, nor Dr. Sanders was an officer or employee of the Company during 1996 or any prior year. During 1996 and prior to the formation of the Compensation Committee, the Board of Directors as a whole made decisions relating to compensation of the Company's executive officers. Dr. Johnson, the Company's President, Chief Executive Officer and Chief Scientific Officer, Mr. Wallace, the Company's former Executive Vice President, General Counsel and Secretary and Mr. Franco, the Company's former President and Chief Executive Officer, participated in all such discussions and decisions concerning the compensation of executive officers of the Company, except that Dr. Johnson and Messrs. Wallace and Franco were excluded from discussions regarding their own compensation.

                              CERTAIN TRANSACTIONS

     Since February 1995, the Company has issued an aggregate of 274,511 shares of Common Stock to Dr. Johnson, the Company's President, Chief Executive Officer and Chief Scientific Officer at an aggregate purchase price of $123,300, or a weighted average purchase price of $.45 per share. In June 1997, the Company issued to Dr. Johnson an aggregate of 127,060 shares of Common Stock at an aggregate purchase price of $54,636, or $.43 per share, in consideration for a full recourse secured promissory note payable to the Company, which bears interest at eight percent per annum and is due in June 1999. In May 1997, the Company issued to Dr. Johnson an aggregate of 117,648 shares of Common Stock upon the exercise of certain options granted to Dr. Johnson at an aggregate exercise price of $40,000, or $.34 per share, in consideration for a full recourse secured promissory note payable to the Company, which bears interest at eight percent per annum and is due in May 1999. In April 1997, the Company issued to Dr. Johnson an aggregate of 33,333 shares of Series C Preferred Stock (convertible into 3,922 shares of Common Stock upon the completion of the Offering) at an aggregate purchase price of $20,000, or $.60 per share. Certain shares of Common Stock purchased from the Company by Dr. Johnson are subject to the Company's right of repurchase and certain other restrictions which lapse over a period of time.

     Since March 1995, the Company has issued an aggregate of 146,079 shares of Common Stock to Mr. Megaro, the Company's Chief Operating Officer, Chief Financial Officer, Executive Vice President and Secretary at an aggregate purchase price of $80,000, or a weighted average purchase price of $.55 per share. In June 1997, the Company issued Mr. Megaro an aggregate of 76,471 shares of Common Stock at an aggregate purchase price of $32,883, or $.43 per share, in consideration for a full recourse secured promissory note payable to the Company which bears interest at eight percent per annum and is due in June 1999. In May 1997, the Company issued Mr. Megaro an aggregate of 51,765 shares of Common Stock upon the exercise of certain options granted to Mr. Megaro at an aggregate exercise price of $17,600, or $.34 per share, in consideration for a full recourse secured promissory note payable to the Company which bears interest at eight percent per annum and is due in May 1999. In April 1997, the Company issued Mr. Megaro an aggregate of 41,667 shares of Series C Preferred Stock (convertible into 4,902 shares of Common Stock upon the completion of the Offering) at an aggregate purchase price of $25,000, or $.60 per share. Certain shares of Common Stock purchased from the Company by Mr. Megaro are subject to the Company's right of repurchase and certain other restrictions which lapse over a period of time.

     Since March 1995, the Company has issued an aggregate of 129,705 shares of Common Stock to Mr. Wallace, the Company's former Executive Vice President, General Counsel and Secretary at an aggregate purchase price of $37,790, or a weighted average purchase price of $.29 per share. In June 1997, the Company issued Mr. Wallace an aggregate of 34,589 shares of Common Stock at an aggregate purchase price of $14,874, or $.43 per share, in consideration for a full recourse secured promissory note payable to the Company which bears interest at eight percent per annum and is due in June 1999. In May 1997, the Company issued Mr. Wallace an aggregate of 52,765 shares of Common Stock upon the exercise of certain options granted to Mr. Wallace at an aggregate exercise price of $17,941, or $.34 per share, in consideration for a full recourse secured promissory note payable to the Company which bears interest at eight percent per annum and is due in May 1999.


     On July 10, 1997, Mr. Wallace resigned as an officer and Director of the Company and entered into an agreement with the Company pursuant to which he will serve as a consultant to the Company until December 31, 1997. Thereafter, Mr. Wallace will receive severance payments until June 30, 1998 based on his annual salary at the time of his resignation. In addition, the Company has agreed to terminate its right of repurchase and other restrictions with respect to approximately 24,015 shares of Common Stock held by Mr. Wallace for which such restrictions would not otherwise have lapsed at the time of his resignation.


     The following table summarizes the shares of Preferred Stock purchased by affiliates of the Directors and the holders of more than five percent (5%) of the Common Stock. See the table entitled "Principal Stockholders" and the notes thereto for further information relating to the beneficial ownership of such shares.

                                                          SERIES A           SERIES B           SERIES C
                                                       PREFERRED STOCK    PREFERRED STOCK    PREFERRED STOCK
Domain Partners II, L.P. (1)........................      2,000,000          11,095,920
Domain Partners III, L.P. (2).......................                          5,932,528         2,061,997
DP III Associates, L.P. (2).........................                            206,466            71,336
Biotechnology Investments Limited (3)...............      1,000,000           6,900,650         2,866,668
Lawrence & Company Inc. (4).........................                                            2,283,334
Sentron Medical, Inc................................                          2,000,000         1,333,334

(1) Dr. Treu and Mr. Dovey are general partners of One Palmer Square Associates, II, L.P., the general partner of Domain Partners II, L.P.
(2) Dr. Treu and Mr. Dovey are general partners of One Palmer Square Associates, III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P.
(3) Pursuant to a contractual agreement, Domain Associates is the U.S. venture capital advisor to Biotechnology Investments Limited. Dr. Treu and Mr. Dovey are general partners of Domain Associates.
(4) Mr. McCreath is a founding partner of Lawrence & Company Inc.

     For information regarding employment agreements with Named Executive Officers, see "Management -- Employment Agreements." For information regarding compensation of Directors, see "Management -- Compensation of Directors."

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of August 27, 1997 (after giving effect to the Preferred Stock Conversion) and as adjusted to give effect to the sale of the shares of Common Stock offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each Named Executive Officer, (iii) each of the Company's Directors, and (iv) all Directors and executive officers of the Company as a group.



                                                                                             NUMBER OF              PERCENTAGE
                                                                                               SHARES              OWNERSHIP(1)
                                                                                            BENEFICIALLY        BEFORE      AFTER
BENEFICIAL OWNER                                                                              OWNED(1)         OFFERING    OFFERING
Domain Partners II, L.P. (2)............................................................        2,570,559         34.8%       26.0%
Domain Partners III, L.P. (2)...........................................................        2,570,559         34.8        26.0
DP III Associates, L.P. (2).............................................................        2,570,559         34.8        26.0
Biotechnology Investments Limited (3)...................................................        1,295,068         17.5        13.1
Sentron Medical, Inc. (4)...............................................................          392,158          5.3         4.0
M. Ross Johnson (5).....................................................................          188,994          2.6         1.9
Matthew A. Megaro (6)...................................................................          146,079          2.0         1.5
Max N. Wallace (7)......................................................................          132,149          1.8         1.3
Richard A. Franco.......................................................................           53,334            *           *
Jesse I. Treu (2).......................................................................        2,570,559         34.8        26.0
Dani P. Bolognesi (8)...................................................................           98,813          1.3         1.0
Brian H. Dovey (2)......................................................................        2,570,559         34.8        26.0
Charles A. Sanders (9)..................................................................           11,765            *           *
Andrew A. McCreath (10).................................................................          268,628          3.7         2.7
All executive officers and directors as a
group (eight persons) (11)..............................................................        3,464,603         46.9        35.1


* Less than one percent.


 (1) Applicable percentage ownership is based on 7,380,325 shares of Common Stock outstanding as of August 27, 1997 after giving effect to the Preferred Stock Conversion. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission based on factors including voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after August 27, 1997, are deemed outstanding for computing the percentage ownership of the person or entity holding such securities, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as indicated, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock as beneficially owned by them, and there are no other affiliations among the stockholders listed in the table.

 (2) Consists of shares held by affiliated entities as follows: (i) 1,597,342 shares beneficially owned by Domain Partners II, L.P., whose general partner is One Palmer Square Associates II, L.P.; (ii) 940,533 shares beneficially owned by Domain Partners III, L.P., whose general partner is One Palmer Square Associates III, L.P.; and (iii) 32,684 shares beneficially owned by DP III Associates, L.P., whose general partner is One Palmer Square Associates III, L.P. Dr. Treu and Mr. Dovey are general partners of One Palmer Square Associates II, L.P. and One Palmer Square Associates III, L.P. In such capacities, Dr. Treu and Mr. Dovey each may be deemed to be the beneficial owner of such shares, although each disclaims such beneficial ownership except to the extent of his pecuniary interest, if any. The address for Domain Partners II, L.P., Domain Partners III, L.P., DP III Associates, L.P., Dr. Treu and Mr. Dovey is One Palmer Square, Princeton, New Jersey 08542.
 (3) Biotechnology Investments Limited ("BIL") has entered into a contractual arrangement with Domain Associates whereby Domain Associates serves as the United States venture capital advisor to BIL. Domain Associates has neither voting nor investment power over BIL's shares. Dr. Treu and Mr. Dovey are general partners of Domain Associates. The address for BIL is St. Peter Port House, Sausmarez Street, St. Peter Port, Guernsey, GY13PH, Channel Islands.
 (4) The address for Sentron Medical, Inc. is 4445 Lake Forest Drive, Suite 600, Cincinnati, Ohio 45242.

 (5) Includes 179,645 shares subject to certain contractual restrictions, which restrictions lapse with respect to 8,037 shares within 60 days after August 27, 1997. Does not include an aggregate of 85,518 shares beneficially owned by Michael Johnson and Greg Johnson, Mr. Johnson's sons, who have sole voting and investment power of such shares and as to which shares Mr. Johnson disclaims beneficial ownership.


 (6) Includes (i) 91,756 shares subject to certain contractual restrictions, which restrictions lapse with respect to 3,955 shares within 60 days after
     August 27, 1997; and (ii) an aggregate of       shares beneficially owned
     by Matthew A. Megaro as custodian for Anthony Megaro and Arianna Megaro, Mr. Megaro's son and daughter.


 (7) Includes (i) 29,543 shares subject to certain contractual restrictions, which restrictions lapse with respect to 1,442 shares within 60 days after August 27, 1997 and (ii) 2,443 shares beneficially owned by Diana Parrish, Mr. Wallace's wife. For information concerning the subsequent lapsing of these restrictions, see "Certain Transactions."


 (8) Includes 13,652 shares that Dr. Bolognesi may acquire pursuant to stock options exercisable within 60 days after August 27, 1997 and the following shares as to which Dr. Bolognesi disclaims beneficial ownership: (i) 11,765 shares beneficially owned by James C.

     Bolognesi Irrevocable Trust, for which James C. Bolognesi, Dr. Bolognesi's son, is the sole beneficiary and Sarah Bolognesi, Dr. Bolognesi's wife, is the sole trustee; (ii) 11,765 shares beneficially owned by Michael P. Bolognesi Irrevocable Trust, for which Michael P. Bolognesi, Dr. Bolognesi's son, is the sole beneficiary and Sarah Bolognesi is the sole trustee; and (iii) 5,748 shares that Sarah Bolognesi may acquire pursuant to certain stock options exercisable within 60 days after August 27, 1997.


 (9) Includes 1,961 shares that Dr. Sanders may acquire pursuant to stock options exercisable within 60 days after August 27, 1997.

(10) Includes 268,628 shares beneficially owned by Lawrence & Company Inc., of which Mr. McCreath is a partner. In such capacity, Mr. McCreath may be deemed to be the beneficial owner of such shares, although he disclaims such beneficial ownership except to the extent of his pecuniary interest, if any.
(11) See notes (2)-(10).

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock (after giving effect to the Preferred Stock Conversion and the filing of the Third Amended and Restated Certificate of Incorporation upon the completion of this Offering). The following description of the capital stock of the Company is a summary, does not purport to be complete, is subject to, and qualified in its entirety by, the provisions of the Third Amended and Restated Certificate of Incorporation, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and by applicable law.

COMMON STOCK

     As of June 30, 1997, there were 7,354,087 shares of Common Stock outstanding, as adjusted to reflect the Preferred Stock Conversion upon the completion of this Offering, held of record by 70 stockholders.

     The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights applicable to any outstanding Preferred Stock that may be issued in the future. The Company has not declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund its operations and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

     In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company remaining after the payment of all debts and other liabilities, subject to the prior distribution rights of shares of Preferred Stock if any, then outstanding. There are no preemptive, subscription or conversion rights applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares offered by the Company in this Offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any class or series of Preferred Stock that the Company may designate and issue in the future.

PREFERRED STOCK

     The Board of Directors has the authority, without action by the stockholders, to designate and issue 10,000,000 shares of Preferred Stock in one or more series and to designate the rights, preferences and limitations of all series, any or all of which may be superior to the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of the holders of Common Stock until the Board of Directors determines the specific rights of the holders of Preferred Stock. However, the effects might include, among others, restricting dividends on Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock, and making it more difficult for a third party to acquire the Company, which could have the effect of discouraging a third party from acquiring, or deterring a third party from paying a premium to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk
Factors -- Anti-Takeover Effect of Certain Charter and Bylaw Provisions."

WARRANTS

     As of June 30, 1997, the Company had outstanding warrants entitling the purchasers thereof to purchase a total of 56,684 shares of Common Stock at a weighted-average exercise price of $4.25 per share (the "Warrants"). The Warrants have expiration dates ranging from 2003 to 2005.

REGISTRATION RIGHTS

     The holders, or their permitted transferees, of approximately 6,261,615 shares of Common Stock and 56,684 shares of Common Stock issuable upon exercise of the Warrants (the "Registrable Securities") are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of certain agreements between the Company and holders of Registrable Securities. Subject to certain limitations set forth in the agreements, certain of the holders may require the Company, at its expense, on not more than two occasions, to file a registration statement under the Securities Act with respect to the public resale of Registrable Securities. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of Registrable Securities are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, subject to certain conditions and limitations. Further, the holders of Registrable Securities may require the

Company at its expense to register their shares on Form S-3 when the use of such form becomes available to the Company, subject to certain conditions and limitations. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holder of the securities being registered.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of DGCL Section 203 which, subject to certain exceptions, prohibits the Company from engaging in certain business combinations with interested stockholders for a period of three years after the date of the transaction in which the stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. The application of Section 203 could have the effect of delaying or preventing a change of control of the Company.

     The Company's Third Amended and Restated Certificate of Incorporation provides that effective upon this Offering, each director will serve for a three-year term and that approximately one-third of the directors are to be elected annually. Candidates for directors shall be nominated only by the Board of Directors or by a stockholder who gives written notice to the Company in the manner prescribed by the Bylaws. The number of directors may be fixed by resolution of the Board of Directors. The Board currently consists of six members and the Board may appoint new directors to fill vacancies or newly created directorships between stockholder meetings. The Third Amended and Restated Certificate of Incorporation does not provide for cumulative voting at stockholder meetings for election of directors. A director may be removed from office only for cause by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors or without cause by the affirmative vote of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote in the election of directors. Any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. The staggered Board of Directors, the Company's Third Amended and Restated Certificate of Incorporation and certain other provisions of the DGCL may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price and may adversely affect the market price, and the voting and other rights of the holders, of the Common Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Wachovia Bank of North Carolina, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after this Offering or the prospect of such sales could materially and adversely affect the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could also materially and adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.


     Upon the completion of this Offering, the Company will have 9,880,325 shares of Common Stock outstanding (assuming no exercise of options and warrants outstanding as of August 27, 1997). Of these shares, the 2,500,000 shares sold in this Offering will be freely tradeable without restrictions unless held by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 7,380,325 shares were issued and sold in reliance upon certain exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from such registration, such as Rule 144 or Rule 144(k) under the Securities Act.



     Approximately 231,117 shares of Common Stock will be eligible for resale in the public market without restriction in reliance on Rule 144(k) immediately following the completion of this Offering, 225,944 shares of which are subject to the Lock-up Agreements described below. An additional 769,238 shares (763,036 shares of which are subject to the Lock-up Agreements) will be eligible for resale in the public market pursuant to Rule 701 under the Securities Act beginning approximately 90 days after the effective date of this Prospectus, except to the extent that such shares are subject to vesting restrictions or certain contractual restrictions on sale or transfer pursuant to agreements with the Company. After the expiration of the 180-day lock-up period described below, an additional 3,739,158 shares of Common Stock will be eligible for resale in the public market pursuant to Rule 144. From time to time thereafter, the remaining shares of Common Stock outstanding will become eligible for resale in the public market pursuant to Rule 144.


     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), who has beneficially owned restricted securities (as that term is defined in Rule 144) for at least one year is entitled to sell, within any three month period, a number of such securities that does not exceed the greater of one percent of the then outstanding class of securities (in the case of the Common Stock, approximately 98,803 shares, based on the number of shares to be outstanding after this Offering) or the average weekly trading volume in such securities in the public market during the four calendar weeks preceding the filing of the seller's Form 144, provided certain requirements concerning availability of public information concerning the issuer of the restricted securities, manner of sale and notice of sale are satisfied. A person who is not an affiliate of the issuer, has not been an affiliate within three months prior to the sale and has beneficially owned the restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. Rule 144 also provides that affiliates who are selling shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities with the exception of the holding period requirement The one-year and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted securities from the issuer or an affiliate of the issuer and may include the holding period of a prior owner who is not an affiliate of the issuer.


     Securities issued in reliance on Rule 701 (such as shares of Common Stock issued before the completion of this Offering upon the exercise of options) are also restricted securities and, beginning approximately 90 days after the effective date of this Prospectus, may be resold by persons other than affiliates of the Company subject only to the manner of sale provisions of Rule 144 and may be resold by affiliates under Rule 144 without compliance with the one-year holding period.


     The executive officers, directors, employees and certain other stockholders of the Company, who together beneficially own or have dispositive power over 7,368,950 shares of Common Stock outstanding prior to this Offering, have agreed that they will not sell, offer, make any short sale or otherwise dispose of or enter into any contract, arrangement or commitment to sell or otherwise dispose of any shares of Common Stock or securities exerciseable into or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of UBS Securities LLC.



     Approximately 90 days after the completion of this Offering, the Company intends to file a registration statement on Form S-8 under the Securities Act to register the future issuance of shares of Common Stock reserved for issuance under the Company's stock option plan. As of August 27, 1997, 244,006 shares of Common Stock were reserved for issuance pursuant to outstanding options and 240,476 shares of Common Stock were reserved for future issuance under the Company's stock option plan. Such registration statement will automatically become effective upon filing. Accordingly, shares registered thereunder will, subject to Rule 144 limitations applicable to affiliates, be available for sale in the public market, except to the extent that such shares are subject to vesting restrictions with the Company or certain contractual restrictions on sale or transfer (including options covering 242,829 shares which are subject to Lock-up Agreements). After this Offering, the holders of approximately 6,261,215 shares of Common Stock and the holders of warrants to purchase an aggregate of 56,684 shares of Common Stock will be entitled to certain demand and piggyback rights with respect to the registration of such shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Company's Common Stock. If the Company, either on its own behalf or on behalf of certain stockholders, were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales could have a material adverse effect on the Company's ability to raise needed capital. See "Certain Transactions," "Shares Eligible for Future Sale," "Description of Capital Stock -- Registration Rights" and "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom UBS Securities LLC and Montgomery Securities are acting as representatives (the "Representatives"), have agreed to purchase from the Company the following respective number of shares of Common Stock:

UNDERWRITERS                                                                     SHARES
UBS Securities LLC...........................................................
Montgomery Securities........................................................

       Total.................................................................   2,500,000

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligations to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Underwriters have advised the Company that the Underwriters propose to offer the shares of the Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such
price less a concession not in excess of $     per share. The Underwriters may
allow and such dealers may reallow a concession not in excess of $     per share
to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to additional 375,000 shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the Underwriters may reclaim selling concessions from syndicate members in the Offering if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.


     The executive officers, directors, employees and certain other stockholders of the Company who beneficially own or have dispositive power over 7,368,950 shares of Common Stock outstanding prior to this Offering, including Common Stock to be issued upon the completion of this Offering pursuant to the Preferred Stock Conversion, have agreed that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may grant options under the Stock Option Plan and may issue shares pursuant to other currently outstanding options.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

     In June 1997, an entity affiliated with UBS Securities LLC purchased in connection with the Company's Series D Preferred Stock financing an aggregate of 2,000,000 shares of Series D Preferred Stock at a price of $.75 per share. Such Preferred Stock will convert into 235,295 shares of Common Stock upon the completion of this Offering.

     Prior to this Offering, there has been no public market for the Common Stock of the Company. The initial public offering price will be determined by negotiations between the Company and the Representatives and may not be indicative of the market price at which the Common Stock of the Company will trade after this Offering. Among the factors to be considered in such negotiations, in addition to prevailing market conditions, are certain financial information of the Company, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The initial public offering price set forth on the cover page of this Prospectus should not, however, be considered an indication of the actual value of the Common Stock. Such price is subject to change as a result of market conditions and other factors. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial offering price.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hutchison & Mason PLLC, Raleigh, North Carolina, counsel to the Company. Certain legal matters will be passed upon for the Company by Wilmer, Cutler & Pickering, Washington D.C., special counsel to the Company. As of the date of this Prospectus, a member of Hutchison & Mason PLLC beneficially owns 3,530 shares of the Company's Common Stock and a partner of Wilmer, Cutler & Pickering beneficially owns 9,804 shares of the Company's Common Stock. A principal of AspenTree Capital, financial advisor to the Company and beneficial owner of 26,864 shares of the Company's Common Stock, serves as a consultant to Wilmer, Cutler & Pickering on certain matters other than those relating to the Company. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The financial statements of the Company, as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, and the period from inception (January 7, 1993) to December 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Uncertainty Regarding Patents and Proprietary Rights" and "Business -- Patents, Proprietary Technology and Trade Secrets", relating to U.S. patent matters, have been reviewed and approved by Pennie & Edmonds LLP, New York, New York, patent counsel to the Company, and are included herein in reliance upon such review and approval by the firm as experts in U.S. patent law.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-l under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules hereto. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed as a part thereof. Statements made in this Prospectus concerning the contents of any contracts or documents are not necessarily complete, and, in each such instance, if such contract or document is filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is qualified in its entirety by reference to such exhibit. Any interested party may inspect the Registration Statement, without charge, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any portion of the Registration Statement, including exhibits and schedules thereto, may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's public reference facilities in Chicago, Illinois and New York, New York. The Commission maintains a World Wide Web site that will contain reports, proxy and information statements and other information regarding the Company. The address of such site is http://www.sec.gov.

     As a result of the filing of this Registration Statement and the completion of the Offering contemplated hereby, the Company will become subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will be required to file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at its principal offices.

     The Company intends to furnish its stockholders annual reports containing financial statements audited by its independent auditors and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                          PAGE
Independent Auditors' Report...........................................................................................    F-2
Balance Sheets at December 31, 1995 and 1996 and June 30, 1997 (unaudited).............................................    F-3
Statements of Operations for the Years Ended December 31, 1994, 1995,
  and 1996 and for the Six Months Ended June 30, 1996 (unaudited) and 1997
  (unaudited) and for the period from Inception to December 31, 1996...................................................    F-4
Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1993, 1994,
  1995, and 1996 and for the Six Months Ended June 30, 1997 (unaudited)................................................    F-5
Statements of Cash Flows for the Years Ended December 31, 1994, 1995,
  and 1996 and for the Six Months Ended June 30, 1996 (unaudited) and 1997
  (unaudited) and for the period from Inception to December 31, 1996...................................................    F-6
Notes to Financial Statements..........................................................................................    F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Trimeris, Inc.:

     We have audited the accompanying balance sheets of Trimeris, Inc. (A Development Stage Company) (the "Company") as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1996 and for the cumulative period from the date of inception to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, and for the cumulative period from the date of inception to December 31, 1996, in conformity with generally accepted accounting principles.

March 17, 1997 except for
  Note 11(a) as to which the
  date is June 30, 1997

Raleigh, North Carolina                                     KPMG PEAT MARWICK
LLP

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEETS

                                                                                                                         PRO FORMA
                                                                                                        AS OF JUNE     STOCKHOLDERS'
                                                                             AS OF DECEMBER 31,             30,        EQUITY AS OF
                                                                            1995            1996           1997        JUNE 30, 1997
                                                                                                       (UNAUDITED)     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...........................................  $  1,343,346   $    131,540   $   8,912,343
  Accounts receivable.................................................           793         32,752          44,758
  Loans to employees..................................................            --          2,985              --
  Prepaid expenses....................................................         9,564         45,470         311,753
      Total current assets............................................     1,353,703        212,747       9,268,854
Property, furniture and equipment, net of accumulated depreciation of
  $921,135, $1,611,544 and $1,911,663 at December 31, 1995, 1996 and
  June 30, 1997 (unaudited), respectively.............................     1,230,394        896,672         698,372
Other assets:
  Equipment held for resale, less allowance of $60,972, $54,029 and
    $54,029 at December 31, 1995, 1996 and June 30, 1997 (unaudited),
    respectively......................................................        60,972         54,029          54,029
  Exclusive license agreement, net of accumulated amortizaton of
    $6,632, $9,044 and $10,250 at December 31, 1995, 1996 and June 30,
    1997 (unaudited), respectively....................................        34,368         31,956          30,750
  Patent costs........................................................       298,154        412,619         444,949
  Equipment deposits..................................................        58,830         58,830          58,830
  Other assets, net of accumulated amortization of $10,233, $14,531 and $16,518 at December 31, 1995, 1996 and June 30, 1997
    (unaudited), respectively.........................................        21,427         16,876          28,967
      Total other assets..............................................       473,751        574,310         617,525
      Total assets....................................................  $  3,057,848   $  1,683,729   $  10,584,751
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................  $    118,016   $    254,845   $     337,173
  Current installments of obligations under capital leases............       527,406        500,248         332,332
  Accrued expenses....................................................       385,797        762,548         580,012
      Total current liabilities.......................................     1,031,219      1,517,641       1,249,517
Notes payable.........................................................       166,718        259,000         260,000
Obligations under capital leases, excluding current installments......       536,184        316,537         228,111
      Total liabilities...............................................     1,734,121      2,093,178       1,737,628
Stockholders' equity (deficit):
  Series A Preferred Stock at $.001 par value per share. 3,000,000
    shares authorized, issued and outstanding.........................         3,000          3,000           3,000   $          --
  Series B Preferred Stock at $.001 par value per share. 29,000,000 shares authorized; issued and outstanding 20,635,564 and
    27,135,564 shares at December 31, 1995, 1996 and June 30, 1997
    (unaudited), respectively.........................................        20,636         27,136          27,136              --
  Series C Preferred Stock at $.001 per share. 20,000,000 shares authorized; issued and outstanding 3,333,335 and 13,317,740 shares at December 31, 1996 and June 30, 1997 (unaudited),
    respectively......................................................            --          3,333          13,317              --
  Series D Preferred Stock at $.001 par value per share 10,666,667 shares authorized; issued and outstanding 9,047,962 at
    June 30, 1997 (unaudited).........................................            --             --           9,048              --
  Common Stock at $.001 par value per share. Authorized 80,000,000 shares; issued and outstanding 352,412, 436,688 and 1,092,472 shares at December 31, 1995, 1996 and June 30, 1997 (unaudited),
    respectively......................................................           353            437           1,092           7,354
  Additional paid-in capital..........................................    12,293,582     17,535,897      32,434,995      32,481,234
  Deficit accumulated during the development stage....................   (10,993,844)   (17,965,252)    (21,442,925)    (21,442,925)
  Deferred compensation...............................................            --             --      (1,935,000)     (1,935,000)
  Notes receivable from stockholders..................................            --        (14,000)       (263,540)       (263,540)
      Total stockholders' equity (deficit)............................     1,323,727       (409,449)      8,847,123   $   8,847,123
Commitments and contingencies (notes 2, 10, and 11)
      Total liabilities and stockholders' equity (deficit)............  $  3,057,848   $  1,683,729   $  10,584,751

                See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                              CUMULATIVE
                                                                            FROM INCEPTION
                                                                              (JANUARY 7,              FOR THE
                                                                                 1993)            SIX MONTHS ENDED
                                     FOR THE YEARS ENDED DECEMBER 31,       TO DECEMBER 31,           JUNE 30,
                                     1994          1995          1996            1996            1996          1997
                                                                                                     (UNAUDITED)
Revenue.........................  $        --   $   104,453   $    54,465    $     158,918    $        --   $   211,875
Operating expenses:
  Research and development......    2,746,867     4,011,875     5,146,072       12,596,163      2,278,084     2,858,785
  General and administrative....      947,518     1,520,974     1,759,965        4,859,704        801,547       786,445
      Total operating
         expenses...............    3,694,385     5,532,849     6,906,037       17,455,867      3,079,631     3,645,230
  Operating loss................   (3,694,385)   (5,428,396)   (6,851,572)     (17,296,949)    (3,079,631)   (3,433,355)
Other income (expense):
  Interest income...............        8,611        49,176        46,992          121,449         31,672        33,319
  Interest expense..............     (258,191)     (360,158)     (166,828)        (789,752)       (85,623)      (77,637)
                                     (249,580)     (310,982)     (119,836)        (668,303)       (53,951)      (44,318)
  Net loss......................  $(3,943,965)  $(5,739,378)  $(6,971,408)   $ (17,965,252)   $(3,133,582)  $(3,477,673)
Pro forma net loss
 per share......................                              $     (1.48)                                  $     (0.59)
Pro forma weighted average
 shares used in per share
 computations...................                                4,705,000                                     5,880,000

                                     CUMULATIVE
                                   FROM INCEPTION
                                  (JANUARY 7, 1993)
                                  TO JUNE 30, 1997
                                     (UNAUDITED)
Revenue.........................    $     370,793
Operating expenses:
  Research and development......       15,454,948
  General and administrative....        5,646,149
      Total operating
         expenses...............       21,101,097
  Operating loss................      (20,730,304)
Other income (expense):
  Interest income...............          154,768
  Interest expense..............         (867,389)
                                         (712,621)
  Net loss......................    $ (21,442,925)
Pro forma net loss
 per share......................
Pro forma weighted average
 shares used in per share
 computations...................


                See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

  YEARS ENDED DECEMBER 31, 1993, 1994, 1995 AND 1996, AND THE SIX MONTHS ENDED
                           JUNE 30, 1997 (UNAUDITED)

                                                                                          DEFICIT
                                                                                        ACCUMULATED
                          PREFERRED STOCK           COMMON STOCK        ADDITIONAL      DURING THE
                         NUMBER        PAR        NUMBER       PAR        PAID-IN       DEVELOPMENT       DEFERRED
                       OF SHARES      VALUE     OF SHARES     VALUE       CAPITAL          STAGE        COMPENSATION
Balance at January
  7, 1993...........           --    $    --            --    $   --    $        --    $      --  --               --
Issuances of Common
  Stock.............           --         --       217,647       218          1,632               --               --
Issuances of Series
  A Preferred
  Stock.............    3,000,000      3,000            --        --      1,997,000               --               --
Stock issuance
  costs.............           --         --            --        --        (33,813)              --               --
Common Stock issued
  in exchange for
  exclusive
  license...........           --         --        96,471        96         40,904               --               --
Common Stock issued
  in exchange for
  consulting
  services..........           --         --         5,882         6          2,494               --               --
Loss for the
  period............           --         --            --        --             --       (1,310,501)              --
Balance as of
  December 31,
  1993..............    3,000,000      3,000       320,000       320      2,008,217       (1,310,501)              --
Issuances of Common
  Stock.............           --         --        11,911        12          5,051               --               --
Common Stock issued
  in exchange for
  consulting
  services..........           --         --         4,706         5          1,995               --               --
Loss for the
  period............           --         --            --        --             --       (3,943,965)              --
Balance as of
  December 31,
  1994..............    3,000,000      3,000       336,617       337      2,015,263       (5,254,466)              --
Issuances of Common
  Stock.............           --         --        15,795        16          7,894               --               --
Issuance of Series B
  Preferred Stock...   20,635,564     20,636            --        --     10,297,146               --               --
Stock issuance
  costs.............           --         --            --        --        (26,721)              --               --
Loss for the
  period............           --         --            --        --             --       (5,739,378)              --
Balance as of
  December 31,
  1995..............   23,635,564     23,636       352,412       353     12,293,582      (10,993,844)              --
Issuances of Common
  Stock.............           --         --        83,688        84         28,370               --               --
Common Stock issued
  in exchange for
  consulting
  services..........           --         --           588        --            200               --               --
Issuances of Series
  B Preferred
  Stock.............    6,500,000      6,500            --        --      3,243,500               --               --
Issuances of Series
  C Preferred
  Stock.............    3,333,335      3,333            --        --      1,996,668               --               --
Stock issuance
  costs.............           --         --            --        --        (26,423)              --               --
Loss for the
  period............           --         --            --        --             --       (6,971,408)              --
Notes receivable
  from stockholders
  for the purchase
  of shares.........           --         --            --        --             --               --               --
Balance as of
  December 31,
  1996..............   33,468,899     33,469       436,688       437     17,535,897      (17,965,252)              --
Issuances of Series
  C Preferred
  Stock.............    9,984,405      9,984            --        --      5,980,658               --               --
Issuances of Series
  D Preferred
  Stock.............    9,047,962      9,048            --        --      6,776,923               --               --
Issuances of Common
  Stock.............           --         --       656,494       656        251,198               --               --
Repurchase of Common
  Stock.............           --         --          (710)       (1)          (301)              --               --
Stock issuance
  costs.............           --         --            --        --       (109,380)              --               --
Issuance of Common
  Stock and options
  at below market
  value.............           --         --            --        --      2,000,000               --       (2,000,000)
Amortization of
  deferred
  compensation......           --         --            --        --             --               --           65,000
Loss for the
  period............           --         --            --        --             --       (3,477,673)              --
Balance as of June
  30, 1997
  (unaudited).......   52,501,266    $52,501     1,092,472    $1,092    $32,434,995    $ (21,442,925)   $  (1,935,000)

                         NOTES             NET
                       RECEIVABLE     STOCKHOLDERS'
                          FROM           EQUITY
                      STOCKHOLDERS      (DEFICIT)
Balance at January
  7, 1993...........    $       --     $         --
Issuances of Common
  Stock.............            --            1,850
Issuances of Series
  A Preferred
  Stock.............            --        2,000,000
Stock issuance
  costs.............            --          (33,813)
Common Stock issued
  in exchange for
  exclusive
  license...........            --           41,000
Common Stock issued
  in exchange for
  consulting
  services..........            --            2,500
Loss for the
  period............            --       (1,310,501)
Balance as of
  December 31,
  1993..............            --          701,036
Issuances of Common
  Stock.............            --            5,063
Common Stock issued
  in exchange for
  consulting
  services..........            --            2,000
Loss for the
  period............            --       (3,943,965)
Balance as of
  December 31,
  1994..............            --       (3,235,866)
Issuances of Common
  Stock.............            --            7,910
Issuance of Series B
  Preferred Stock...            --       10,317,782
Stock issuance
  costs.............            --          (26,721)
Loss for the
  period............            --       (5,739,378)
Balance as of
  December 31,
  1995..............            --        1,323,727
Issuances of Common
  Stock.............            --           28,454
Common Stock issued
  in exchange for
  consulting
  services..........            --              200
Issuances of Series
  B Preferred
  Stock.............            --        3,250,000
Issuances of Series
  C Preferred
  Stock.............            --        2,000,001
Stock issuance
  costs.............            --          (26,423)
Loss for the
  period............            --       (6,971,408)
Notes receivable
  from stockholders
  for the purchase
  of shares.........       (14,000)         (14,000)
Balance as of
  December 31,
  1996..............       (14,000)        (409,449)
Issuances of Series
  C Preferred
  Stock.............            --        5,990,642
Issuances of Series
  D Preferred
  Stock.............            --        6,785,971
Issuances of Common
  Stock.............      (249,540)           2,314
Repurchase of Common
  Stock.............            --             (302)
Stock issuance
  costs.............            --         (109,380)
Issuance of Common
  Stock and options
  at below market
  value.............            --               --
Amortization of
  deferred
  compensation......            --           65,000
Loss for the
  period............            --       (3,477,673)
Balance as of June
  30, 1997
  (unaudited).......    $ (263,540)    $  8,847,123

                See accompanying notes to financial statements.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS


                                                                                           CUMULATIVE
                                                                                         FROM INCEPTION
                                                                                           (JANUARY 7,
                                                                                              1993)        FOR THE SIX MONTHS ENDED
                                                  FOR THE YEARS ENDED DECEMBER 31,       TO DECEMBER 31,           JUNE 30,
                                                  1994          1995          1996            1996            1996          1997
                                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net Loss.................................. $(3,943,965)  $(5,739,378)  $(6,971,408)   $  (17,965,252)  $(3,133,582)  $(3,477,673)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Depreciation and amortization of
      property, furniture and equipment.....     356,009       543,796       690,419         1,631,486       324,270       300,109
    Other amortization......................       7,055         6,707         8,699            25,565         1,206        66,206
    Provision for equipment held for
      resale................................      16,821            --            --            60,972            --            --
    Stock issued for consulting services....       2,000            --           200             4,700            --            --
    Stock issued to repay interest on notes
      to stockholders.......................          --       194,521            --           194,521            --            --
    Debt issued for research and
      development...........................          --            --       193,350           193,350            --            --
    Loss on disposal of property and
      equipment.............................      16,686            --            --            16,686            --            --
    Decrease (increase) in assets:
    Accounts receivable and loans to
      employees.............................      (8,223)        7,430       (34,944)          (35,737)       (7,449)       (9,021)
    Prepaid expenses........................       2,680        (3,574)      (35,906)          (45,470)         (112)     (266,283)
    Other assets............................        (719)      (16,260)          253           (68,651)        2,401       (12,091)
    Increase (decrease) in liabilities:
    Accounts payable........................    (351,554)      (20,409)      136,829           254,845        45,605        82,328
    Accrued expenses........................     137,275       270,778       183,401           673,292      (111,906)     (182,536)
    Net cash used by operating activities...  (3,765,935)   (4,756,389)   (5,829,107)      (15,059,693)   (2,879,567)   (3,498,961)
Cash flows from investing activities:
  Purchase of property and equipment........     (57,608)      (97,467)      (26,529)         (430,469)     (234,032)     (101,809)
  Equipment held for resale.................      21,475            --         6,943          (115,001)        6,943            --
  Organizational costs......................          --            --            --            (8,217)           --            --
  Patent costs..............................     (20,474)     (213,454)     (116,454)         (414,608)      (76,418)      (32,330)
    Net cash used in investing activities...     (56,607)     (310,921)     (136,040)         (968,295)     (303,507)     (134,139)
Cash flows from financing activities:
  Proceeds from issuance of notes payable...   3,600,000     2,716,718        92,282         6,409,000        71,782         1,000
  Lease costs...............................          --            --            --           (13,371)           --            --
  Proceeds from financing...................     265,650            --            --                --            --            --
  Principal payments under capital lease
    obligations.............................    (281,067)     (432,958)     (576,973)       (1,297,589)      (62,659)     (256,342)
  Proceeds from issuance of Common Stock....       5,063         7,910        14,454            29,277            --         2,314
  Proceeds from issuance of Preferred
    Stock...................................          --     3,869,167     5,250,001        11,119,168     3,244,664    12,776,613
  Repurchase of Common Stock................          --            --            --                --            --          (302)
  Stock issuance costs......................          --       (26,721)      (26,423)          (86,957)           --      (109,380)
    Net cash provided by financing
      activities............................   3,589,646     6,134,116     4,753,341        16,159,528     3,253,787    12,413,903
    Net increase (decrease) in cash and cash
      equivalents...........................    (232,896)    1,066,806    (1,211,806)          131,540        70,713     8,780,803
Cash and cash equivalents at beginning of
  period....................................     509,436       276,540     1,343,346                --     1,343,346       131,540
Cash and cash equivalents at end of period.. $   276,540   $ 1,343,346   $   131,540    $      131,540   $ 1,414,059   $ 8,912,343
Supplemental disclosure of cash flow
  information:
  Cash paid during the period for interest.. $   154,097   $   178,913   $   154,228    $      691,728   $    85,623   $    56,233


Supplemental disclosures of noncash investing and financing activities are described in Note 8.

                See accompanying notes to financial statements.

                                 TRIMERIS, INC.

                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION

     Trimeris, Inc. was incorporated on January 7, 1993 to discover and develop novel therapeutic agents that block viral infection by inhibiting viral fusion with host cells. The financial statements have been prepared in accordance with Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises," to recognize the fact that the Company is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced.

  CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

  PROPERTY, FURNITURE AND EQUIPMENT

     Property, furniture and equipment are recorded at cost. Property, furniture and equipment under capital leases are initially recorded at the present value of minimum lease payments at the inception of the lease.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Property, furniture and equipment held under capital leases and leasehold improvements are amortized using the straight line method over the lesser of the lease term or estimated useful life of the asset.

  ORGANIZATION COSTS

     Organization costs are amortized using the straight-line method over five years.

  EXCLUSIVE LICENSE

     The exclusive license is amortized using the straight-line method over seventeen years.

  PATENTS

     The costs of patents are capitalized and will be amortized using the straight-line method over the remaining lives of the patents from the date the patents are granted.

  RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations as incurred.

  DEFERRED FINANCING COSTS

     Financing costs were incurred as part of the Company's capital lease agreements and are amortized straight-line over the lease term.

  INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued PRO FORMA STOCKHOLDERS' EQUITY (UNAUDITED)

     Upon the completion of the Company's initial public offering (the "Offering") of Common Stock (the "Common Stock"), all of the outstanding shares of Series A, B, C, and D Preferred Stock (the "Preferred Stock") will convert into 6,261,615 shares of Common Stock. The unaudited pro forma presentation of stockholders' equity has been prepared giving effect to the conversion of all the Preferred Stock into Common Stock on June 30, 1997, assuming that the initial public offering price per share in connection with this Offering is $13.00.

  PRO FORMA NET LOSS PER SHARE (UNAUDITED)

     The pro forma net loss per share is computed based upon the weighted average number of common shares and common equivalent shares (using the treasury stock method) outstanding after certain adjustments described below. Common equivalent shares are not included in the per share calculations where the effect of their inclusion would be anti-dilutive, except that, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83, all common and common equivalent shares issued during the twelve-month period prior to the initial filing of the registration statement relating to the Offering, even when anti-dilutive, have been included in the calculation as if they were outstanding for all periods, using the treasury stock method and an assumed initial public offering price of $13.00 per share. The pro forma net loss per common share gives effect to the mandatory conversion of all outstanding shares of Preferred Stock into 6,261,615 shares of Common Stock upon the completion of this Offering.

  HISTORICAL NET LOSS PER COMMON SHARE

     Net loss per common share on a historical basis is computed in the same manner as pro forma net loss per common share, except that Series A, B, C and D Preferred Stock are not assumed to be converted. Net loss per common share on a historical basis is as follows:

                                                                                                           SIX MONTHS
                                                               YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                                         1994           1995           1996           1996           1997
                                                                                                          (UNAUDITED)
Net loss to common stockholders....................   $(3,943,965)   $(5,739,378)   $(6,971,408)   $(3,133,582)   $(3,477,673)
Net loss per common share..........................   $     (3.57)   $     (5.06)   $     (6.04)   $     (2.77)   $     (2.96)
Weighted average number of common and common
  equivalent shares outstanding....................     1,105,000      1,134,000      1,154,000      1,133,000      1,173,000

     Fully diluted net loss per common share is the same as primary net loss per common share.

  STOCK SPLIT

     Effective July 11, 1997, the Company declared a one for eight and one-half reverse stock split for common shareholders. This stock split has been retroactively applied and all periods presented have been restated. The conversion prices for the Preferred Stock discussed in Note 4 will be adjusted for this reverse stock split.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

2. LEASES

     The Company is obligated under various capital leases for furniture and equipment that expire at various dates during the next four years. The gross amount of furniture and equipment and related accumulated amortization recorded under capital leases and included in property, furniture and equipment were as follows at December 31, 1995, 1996 and June 30, 1997 (unaudited):

                                                                                            JUNE 30,
                                                                 1995          1996           1997
                                                                                           (UNAUDITED)
Furniture and equipment....................................   $1,790,110    $ 1,930,423    $ 1,980,665
Less accumulated amortization..............................     (780,082)    (1,084,160)    (1,347,996)
                                                              $1,010,028    $   846,263    $   632,669

     The Company also has several non-cancelable operating leases, primarily for office space and office equipment, that extend through September 1999. Rental expense, including maintenance charges, for operating leases during 1994, 1995, 1996 and the six months ended June 30, 1996 (unaudited) and 1997 (unaudited) was $454,307, $532,146, $552,001, $254,717 and $300,018 respectively.

     Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1996 are:

                                                                               CAPITAL     OPERATING
                                                                                LEASES       LEASES
Year ending December 31:
  1997......................................................................   $552,675    $  514,774
  1998......................................................................    274,991       520,721
  1999......................................................................    114,871       419,255
  2000......................................................................      7,117            --
  Total minimum lease payments..............................................    949,654    $1,454,750
  Less amount representing interest.........................................    132,869
  Present value of net minimum capital lease payments.......................    816,785
Less current installments of obligations under capital leases...............    500,248
  Obligations under capital leases, excluding current installments..........   $316,537

     Additionally, under a warrant agreement dated August 24, 1993 with a lessor, the Company issued warrants to acquire Series B Preferred Stock at the initial Series B Preferred Stock per share offering price, such that the aggregate purchase price for the shares equals $118,756. The warrants shall be exercisable prior to the earlier of the tenth annual anniversary date of the grant date or fifth anniversary date of Trimeris' Initial Public Offering. The shares have not been issued as of December 31, 1996.

     During the year ended December 31, 1995, the lease with the aforementioned lessor was amended to increase the credit limit by $750,000 to $2.0 million. As part of this amendment, Trimeris granted the lessor additional warrants to purchase shares valued at $71,250 of Series B Preferred Stock at the initial per share offering price.

3. NOTES PAYABLE

     In March 1995, the Company entered into a Financial Assistance Agreement with the North Carolina Biotechnology Center (the "Center"). Under this agreement, the Center agreed to extend to the Company a line of credit up to $250,000 for the funding of certain research performed by the Company. This note payable is unsecured and bears interest at 8.5% on the balance of all outstanding principal. The note matures in March 2000, at which time principal and accrued interest is to be

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

3. NOTES PAYABLE -- Continued
repaid. At December 31, 1995, 1996 and June 30, 1997 (unaudited), the total principal and interest due were $162,218, $262,600 and $284,000, respectively.

     In November 1995, the Company entered into a Collaborative Funding Assistance Agreement with the Center. Under this agreement, the Center agreed to lend the Company up to $10,000 for the funding of certain research performed by the Company. This note payable is unsecured and bears interest at 8.75% on the balance of all outstanding principal. The note matures in December 2000, at which time principal and accrued interest is to be repaid. At December 31, 1995, 1996 and June 30, 1997 (unaudited), the total principal due was $4,500, $9,000 and $10,000, respectively.

4. STOCKHOLDERS' EQUITY (DEFICIT)

     The Company has the authority to issue 121,750,000 shares of stock consisting of 69,750,000 shares of Common Stock, par value $0.001 per share, and 52,000,000 shares of Preferred Stock, par value $0.001 per share, of which 3,000,000 shares shall be designated Series A Preferred Stock, 29,000,000 shares shall be designated Series B Preferred Stock, and 20,000,000 shares shall be designated Series C Preferred Stock.

     During 1996 and the six months ended June 30, 1997 (unaudited), loans with an interest rate of 8% totaling $14,000 and $249,540, respectively, were issued to employees of the Company for purchase of shares of the Company's Common Stock. This amount has been presented as contra-equity in the statement of stockholders' equity (deficit).

PREFERRED STOCK

  DIVIDENDS

     Holders of the Preferred Stock are not entitled to receive dividends, provided however, that in the event the Company shall at any time declare or pay a dividend on the Common Stock, other than a stock dividend, each holder of Preferred Stock shall receive a dividend equal to the dividend that would have been payable to such holder if the Preferred Stock had been converted into Common Stock on the date of record for holders of the Common Stock.

     In the event of a merger or consolidation, holders of Preferred Stock will have the right to redeem the shares within 15 days of receipt of such notice. Any redeemed shares will be considered permanently retired.

  LIQUIDATION

     Upon any liquidation, dissolution, or winding up of the Company, holders of the Preferred Stock shall be entitled, before any distribution is made upon the Common Stock, to be paid for each share in cash an amount equal to (i) $0.67 per share in the case of the Series A Preferred Stock, (ii) $0.50 per share in the case of the Series B Preferred Stock or (iii) $0.60 per share in the case of Series C Preferred Stock in addition to other considerations. If the assets to be distributed are insufficient to permit full payment to the preferred stockholders, then the assets of the Company shall be distributed on a pro rata basis to each class of preferred stockholders. The value of any noncash distribution shall be determined by an independent appraiser or securities exchange if the item is an actively traded security.

  CONVERSION

     Holders of Preferred Stock have the right, at any time, to convert into such number of shares of common stock as is obtained by multiplying the number of shares to be converted by the preferred stock's "Basic Liquidation Preference" ($0.67 for Series A Preferred Stock, $0.50 for Series B Preferred Stock $0.60 for Series C Preferred Stock and $0.75 for Series D Preferred Stock) and dividing such amount by the Preferred Stock's conversion price in effect at the time of conversion.

     The respective preferred stock conversion prices are as follows as of December 31:

                                                     1994      1995      1996
Series A.........................................   $0.670    $0.534    $0.524
Series B.........................................       --     0.500     0.500
Series C.........................................       --        --     0.600

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

4. STOCKHOLDERS' EQUITY (DEFICIT) -- Continued
     The Preferred Stock conversion price will be reduced in the event of the Company's issuing any shares of its Common Stock without consideration or for a consideration per share of less than the conversion price of any series of Preferred Stock in effect immediately prior to the time of such issue or sale, subject to certain limitations.

     The Company shall at times reserve and keep available out of its authorized Common Stock or treasury shares, such number of common shares sufficient to cover the conversion of all outstanding Preferred Stock.

     The Company may at its option, require the conversion of all (but not less than all) the shares at the time outstanding if the Company shall complete a firm commitment underwritten public offering involving the sale of the Company's Common Stock (i) at a price to the public of at least $10 per share appropriately adjusted for stock splits and dividends and stock combinations, and (ii) yielding gross proceeds to the Company of at least $20 million.

  VOTING

     Each holder of Preferred Stock shall be entitled to one vote for each share of Common Stock which would be issuable to holder upon conversion. Each holder of Common Stock is entitled to one vote per share. Preferred and common stockholders shall vote together as a class.

  RESTRICTIONS

     The Company cannot, without the consent of the preferred stockholders: (i) authorize any new classes of stock unless that class ranks junior to the Preferred Stock, (ii) increase the authorized amount of Preferred Stock, or
(iii) authorize any obligation or security which is convertible into Preferred Stock.

COMMON STOCK

  DIVIDENDS

     The holders of Common Stock shall be entitled to receive dividends as from time to time may be declared by the Board of Directors taking into account the rights of the preferred stockholders.

  LIQUIDATION

     After payment to the preferred stockholders as discussed above, holders of Common Stock shall be entitled, together with the holders of Preferred Stock, to share ratably, according to the number of shares held by them in all remaining assets of the Company available for distribution.

5. STOCK OPTION PLAN


     In 1993, the Company adopted a stock option plan which allows for the issuance of non-qualified and incentive stock options. During 1996, the Trimeris, Inc. New Stock Option Plan (the "Stock Option Plan") was implemented that replaced the 1993 plan. Under this new Stock Option Plan, the Company may grant non-qualified or incentive stock options for up to 852,941 shares of Common Stock. The exercise price of each option shall not be less than the fair market value of the Company's Common Stock on the date of grant and an option's maximum term is ten years. All outstanding incentive stock options have been issued at $.34. The vesting period occurs ratably over four years. All incentive stock options which had been granted under the 1993 plan were cancelled at inception of the new Stock Option Plan while the non-qualified stock options remain outstanding at an exercise price of $.43. No more grants will be made under the 1993 plan.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

5. STOCK OPTION PLAN -- Continued
     Stock option transactions for the years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997 (unaudited) are as follows:


                                                                                                                     JUNE 30,
                                                                              1994         1995          1996          1997
                                                                                                                    (UNAUDITED)
Options outstanding at January 1.........................................      27,276      141,411       166,191       482,804
Granted..................................................................     114,341       37,753       572,206       100,782
Exercised (at $.43/share)................................................        (147)      (4,755)      (28,394)     (319,540)
Cancelled................................................................         (59)      (8,218)     (227,199)       (3,685)
Options outstanding at end of period.....................................     141,411      166,191       482,804       260,361


     The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. For the period ended June 30, the Company has recorded a deferred charge of $2.0 million, representing the difference between the exercise price and the deemed fair value of the Company's Common Stock for 347,529 shares of Common Stock and 79,959 shares subject to Common Stock Options granted in the second quarter of 1997. The deferred compensation will be amortized to expense over the period the shares and options vest, generally four years.


     SFAS 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25. The pro forma disclosures have not been included as the fair value of the options granted in 1996 and 1995 are immaterial. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:



Estimated dividend yield...................................................             0.00%
Expected stock price volatility............................................             0.00%
Risk-free interest rate....................................................        5.07-6.00%
Expected life of options...................................................         5-7 years


6. INCOME TAXES

     At December 31, 1996, the Company has net operating loss carryforwards (NOL's) for federal income tax purposes of approximately $17.4 million which expire in varying amounts between 2009 and 2012. The Company has NOL's for state tax purposes of approximately $17.4 million which expire in varying amounts between 1999 and 2002. Additionally, the Company has research and development credits of $261,000 which expire in varying amounts between 2008 and 2011.

     The Tax Reform Act of 1986 contains provisions which limit the ability to utilize net operating loss carryforwards in the case of certain events including significant changes in ownership interests. If the Company's NOL's are limited, and the Company has taxable income which exceeds the permissible yearly NOL, the Company would incur a federal income tax liability even though NOL's would be available in future years.

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

6. INCOME TAXES -- Continued
     The components of deferred tax assets and deferred tax liabilities as of December 31, 1995 and 1996 and June 30, 1997 (unaudited) are as follows:

                                                                                                                   JUNE 30,
                                                                                       1995           1996           1997
                                                                                                                  (UNAUDITED)
Deferred tax assets:
  Tax loss carryforwards.........................................................   $ 4,100,000    $ 6,823,000    $ 8,165,000
  Tax credits....................................................................       158,000        261,000        297,000
  Reserves and accruals..........................................................        76,000        211,000         56,000
  Start-up costs.................................................................       114,000        109,000         57,000
                                                                                      4,448,000      7,404,000      8,575,000
Valuation allowance..............................................................    (4,448,000)    (7,404,000)    (8,575,000)
  Net deferred asset.............................................................            --             --             --

Deferred tax liabilities:
  Deferred tax liability.........................................................            --             --             --
     Net deferred tax assets and (liability).....................................   $        --    $        --    $        --

     The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

7. PROFIT SHARING PLAN

     The Company has adopted a 401(k) Profit Sharing Plan (the "Plan") covering all qualified employees. The effective date of the Plan is January 1, 1994.

     Participants may elect a salary reduction from 1% to 10% as a contribution to the Plan. Modifications of the salary reductions may be made annually. The Plan permits the Company to match up to 8% of a participant's salary, but to date, the Company has elected not to match participants' contributions.

     The normal retirement age shall be the later of a participant's 65th birthday or the fifth anniversary of the first day of the Plan year in which participation commenced. The Plan does not have an early retirement provision.

8. SUPPLEMENTARY CASH FLOW INFORMATION

     Capital lease obligations of $345,104, $330,168 and $195,179 were incurred in 1995 and 1996 and for the six months ended June 30, 1997 (unaudited), respectively, for leases of new furniture and equipment.

     During 1995, the Company exchanged notes payable to stockholders, including accrued interest of $6.4 million for Series B Preferred Stock.

     Shares issued under the license and consulting agreements have been valued by the Board of Directors taking into consideration the fair value of the most recently issued preferred stock or the value of the services, whichever is more readily determinable.

9. EQUITY FINANCING

     An initial investment of $2 million was provided by Domain Partners II, L.P. ("Domain") and Biotechnology Investments Limited ("BIL") to fund the start up phase of the Company.

     During the year ended December 31, 1995, Domain, BIL and others invested an additional $3.9 million to fund continued operations of the Company through the purchase of shares of Series B Preferred Stock. In addition, the Company exchanged notes payable, including accrued interest, of $6.4 million for shares of Series B Preferred Stock. These notes were

                                 TRIMERIS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

9. EQUITY FINANCING -- Continued
payable to Domain and BIL and were entered into during the years ended December 31, 1994 and 1995. A total of 20,635,564 shares were issued for a total consideration of $10.3 million.

     In March and October 1996, Domain, BIL, and others invested an additional $5.3 million to fund continued operations of the Company through the purchase of 6,500,000 shares of Series B Preferred Stock and 3,333,335 shares of Series C Preferred Stock, respectively.

     Common stock was issued during 1994, 1995, and 1996 through purchase by Company personnel and also through the exercise of stock options.

10. CONTINGENCIES

     The Company is involved in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

11. SUBSEQUENT EVENTS

     (a) During the six months ended June 30, 1997 equity financing of approximately $12.8 million has been received from current and new investors.

     (b) The Company's Certificate of Incorporation was amended on July 11, 1997, giving the Company the authority to issue 142,666,667 shares of stock consisting of 80,000,000 shares of Common Stock, par value $.001 per share, and 62,666,667 shares of Preferred Stock, par value $0.001 per share, of which 3,000,000 shares shall be designated Series A Preferred Stock, 29,000,000 shares shall be designated Series B Preferred Stock, 20,000,000 shares shall be designated Series C Preferred Stock, and 10,666,667 shares shall be designated Series D Preferred Stock.

     (c) During 1997, the Company entered into agreements for the production of drug material which require maximum payments of approximately $2.3 million, subject to acceptance of the material under the terms of the contracts.


     (d) On August 26, 1997, the Board of Directors adopted, and the stockholders of the Company approved, the Trimeris, Inc. 1997 Employee Stock Purchase Plan, subject to and contingent upon the consummation of the Offering.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               TABLE OF CONTENTS


                                                    Page
Prospectus Summary...............................     3
Risk Factors.....................................     6
Use of Proceeds..................................    18
Dividend Policy..................................    18
Capitalization...................................    19
Dilution.........................................    20
Selected Financial Data..........................    21
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    22
Business.........................................    25
Management.......................................    40
Certain Transactions.............................    47
Principal Stockholders...........................    48
Description of Capital Stock.....................    50
Shares Eligible for Future Sale..................    51
Underwriting.....................................    53
Legal Matters....................................    55
Experts..........................................    55
Additional Information...........................    55
Index to Financial Statements....................   F-1


    UNTIL         , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,500,000 Shares

                                     [LOGO]

                                 Trimeris, Inc.

                                  Common Stock

                                   PROSPECTUS
                                         , 1997

                                 UBS Securities

                             Montgomery Securities

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses to be paid by Trimeris, Inc. (the "Registrant" or the "Company") in connection with the issuance and distribution of the securities being registered hereby other than underwriting discounts and commissions.

Registration Fee -- Securities and Exchange Commission............................................................   $ 12,197
Filing Fee -- National Association of Securities Dealers, Inc.....................................................      4,525
Filing and Listing Fee -- Nasdaq National Market..................................................................     42,177
Transfer Agent's Fee and Expenses*................................................................................      5,000
Legal Fees and Expenses*..........................................................................................    325,000
Printing and Engraving Expenses*..................................................................................    175,000
Accounting Fees and Expenses*.....................................................................................    150,000
Blue Sky Fees and Expenses (including legal fees)*................................................................     15,000
Miscellaneous*....................................................................................................     71,101
       Total......................................................................................................   $800,000

* Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him and her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the DGCL.

     The Company's Third Amended and Restated Certificate of Incorporation to be filed upon the completion of this Offering contains certain provisions permitted under DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (iv) for any transaction from which the director derives an improper personal benefit or (v) acts or omissions occurring prior to the date of these provisions. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek equitable relief, such as an injunction or rescission, in the event of a breach of director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Third Amended and Restated Certificate of Incorporation also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by DGCL.


     The Amended and Restated Bylaws of the Company to be effective upon the completion of this Offering provide that the Company shall indemnify its directors and executive officers to the fullest extent permitted by the DGCL. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company (or was serving at the Company's request as a director or officer of another corporation) shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized by the relevant section of the DGCL.



     The Company intends to enter into indemnification agreements with each of its directors and executive officers prior to the completion of the Offering. Generally, the indemnification agreements will provide the maximum protection available under the Third Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws and the DGCL as it may be amended from time to time. Under such indemnification agreements, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all expenses (including attorneys' fees) incurred in investigating or defending any such action, suit or proceeding. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.


     The Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) contains provisions by which the Underwriters have agreed, severally and not jointly, to indemnify and hold harmless the Company, each person, if any, who controls the Company, within the meaning of Section 15 of the Securities Act, each director of the Company, and each officer of the Company who signs this Registration Statement, from and against any liability caused by any information furnished in writing by the Underwriters for use in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Except as hereinafter set forth, there have been no securities sold by the Registrant within the last three years which were not registered under the Securities Act of 1933, as amended (the "Securities Act"). Amounts in this Item 15 have been adjusted to reflect the 1-for-8.5 reverse stock split of the Registrant effected on July 11, 1997.

     (a) Issuances of Securities

          On July 1, 1997, the Registrant issued 10,589 shares of Common Stock to a key employee of the Registrant at a purchase price of $.43 per share.

          On June 27, 1997, the Registrant issued 9,047,962 shares of Series D Preferred Stock to certain existing stockholders and new investors at a purchase price of $.75 per share.

          On June 11, 1997, the Registrant issued an aggregate of 117,648 shares of Common Stock to certain executive officers and key employees of the Registrant at a purchase price of $.43 per share payable pursuant to the terms of certain promissory notes.

          On June 2, 1997, the Registrant issued an aggregate of 219,295 shares of Common Stock to certain executive officers and key employees of the Registrant at a purchase price of $.43 per share payable pursuant to the terms of certain promissory notes.

          In a series of closings held on October 7, 1996, January 16, 1997, March 27, 1997 and April 29, 1997, the Registrant issued an aggregate of 13,317,739 shares of Series C Preferred Stock to certain existing stockholders and new investors at a purchase price of $.60 per share.

          On October 31, 1996, the Registrant issued an aggregate of 41,177 shares of Common Stock to certain executive officers and key employees of the Registrant at a purchase price of $.34 per share payable pursuant to the terms of certain promissory notes.

          On June 25, 1996, the Registrant issued an aggregate of 14,118 shares of Common Stock to a former executive officer of the Registrant at a purchase price of $.34 per share.

          On January 26, 1996, the Registrant issued an aggregate of 589 shares of Common Stock to consultants of the Registrant at a purchase price of $.43 per share.

          On July 31, 1995, the Registrant issued a warrant to purchase up to an aggregate of 100,000 shares of Series B Preferred Stock (which warrant has been amended to provide for the purchase shares of Common Stock upon the completion of this Offering) at an exercise price of $0.50 per share to North Carolina Biotechnology Center.

          In a series of closings held on July 17, 1995, August 16, 1995, and March 22, 1996, the Registrant issued an aggregate of 27,135,564 shares of Series B Preferred Stock to existing stockholders and new investors at a purchase price of $.50 per share.

          On March 1, 1995, the Registrant issued an aggregate of 17,648 shares of Common Stock to certain executive officers and key employees of the Registrant at a purchase price of $.43 per share.

          On February 21, 1995, the Registrant issued 5,883 shares of Common Stock to an executive officer of the Registrant at a purchase price of $.43 per share.

          On September 16, 1994, the Registrant sold 11,765 shares of Common Stock to a former executive officer at a purchase price of $.43 per share.


          In a series of transactions on August 24, 1993, October 26, 1994 and February 7, 1995, the Registrant issued warrants to purchase an aggregate of 381,808 shares of Series B Preferred Stock (which warrant has been amended to provide for the purchase of shares of Common Stock upon the completion of this Offering) at an exercise price of $.50 per share to its venture leasing partner in consideration for certain leasing arrangements.



          Since June 1994, the Registrant has issued options to certain employees, directors, consultants and others to purchase an aggregate of 676,282 shares of Common Stock at a weighted average exercise price of $.35 per share. 356,634 of such options have been exercised, 241,062 of such options remain outstanding at a weighted average exercise price of $.36 per share and 77,586 of such options have been terminated.


     (b) No underwriters were involved in connection with the sales of securities referred to in paragraph (a) of this Item 15.

     (c) The shares of Series B, Series C and Series D Preferred Stock described in paragraph (a) of this Item 15 were issued in reliance on the exemption provided by Rule 506 of Regulation D promulgated pursuant to the Securities Act, as well as Section 4(2) of the Securities Act. The issuances of compensatory stock awards, stock options and the shares of Common Stock upon the exercise thereof as described in paragraph (a) of this Item 15 were issued in reliance upon the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder, as well as Section 4(2) of the Securities Act. The warrants described in paragraph (a) of this Item 15 were issued upon reliance on exemption provided by Section 4(2) of the Securities Act. Appropriate legends are affixed to the stock certificates and warrant certificates issued in the aforementioned transactions.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits


   1.1 *  Form of Underwriting Agreement.
   3.1 *  Second Restated Certificate of Incorporation of the Registrant.
   3.2 ** Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be filed with the
          Secretary of State of Delaware upon the completion of the Offering).
   3.3 ** Bylaws of the Registrant.
   3.4 ** Form of Amended and Restated Bylaws of the Registrant (to be adopted upon the completion of the Offering).
   4.1 *  Specimen certificate for shares of Common Stock.
   4.2 ** Description of Capital Stock (contained in the Third Amended and Restated Certificate of Incorporation of
          the Corporation of the Registrant, filed as Exhibit 3.2).
   5.1 ** Opinion of Hutchison & Mason PLLC with respect to the legality of the shares being registered.
  10.1    License Agreement dated February 3, 1993, between the Registrant and Duke University.
  10.2    Sublease Agreement dated November 19, 1993, by and among the Registrant, Sphinx Pharmaceuticals Corporation and University Place Associates and as amended by the Lease Amendment dated August 15, 1994, and Second
          Agreement of Sublease dated January 16, 1995.
  10.3    Cooperation and Strategic Alliance Agreement dated April 21, 1997, between the Registrant and MiniMed Inc.
  10.4 *  Trimeris, Inc. New Stock Option Plan.
  10.5 *  Trimeris, Inc. Employee Stock Purchase Plan.
  10.6 ** Form of Promissory Notes executed by certain executive officers in favor of the Registrant, and related collateral documents.
  10.7 ** Form of Stock Restriction Agreements between the Registrant and certain executive officers.
  10.8 ** Form of Stock Pledge Agreement between the Registrant and certain executive officers.
  10.9    Employment Offer Letter with M. Ross Johnson dated December 15, 1994.
  10.10   Employment Offer Letter with Matthew A. Megaro dated February 23, 1995.
  10.11   Sixth Amended and Restated Registration Rights Agreement dated June 27, 1997, by and among the Registrant and certain stockholders of the Registrant.
  10.12** Agreement with Max N. Wallace dated July 10, 1997.
  10.13*  Form of Indemnification Agreements.
  11.1    Computation of Net Income (Loss) Per Share.
  23.1 ** Consent of Hutchison & Mason PLLC (included in Exhibit 5.1).
  23.2 ** Consent of KPMG Peat Marwick, LLP, Independent Auditors.

  23.3 ** Consent of Pennie & Edmonds.
  24.1    Power of Attorney (included in signature page to Registration Statement).
  27      Financial Data Schedule.


 * To be filed by amendment


** Filed herewith.


(b) Financial Statement Schedules.

All financial statement schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Financial Statements and Notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing or closings specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit promt delivery to each purchaser.

     The undersigned Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, County of Durham, State of North Carolina, on this 27th day of August, 1997.


                                         TRIMERIS, INC.

                                         By: /s/        M. ROSS JOHNSON

                                                     M. ROSS JOHNSON,
                                            PRESIDENT, CHIEF EXECUTIVE OFFICER
                                               AND CHIEF SCIENTIFIC OFFICER


WITNESS our hands on this 27th day of August, 1997.



/s/             JESSE I. TREU*                                                 /s/          ANDREW MCCREATH*
Jesse I. Treu, Ph.D.                                                           Andrew McCreath
Chairman of the Board of Directors                                             Director

/s/          DANI P. BOLOGNESI*                                                /s/         MATTHEW A. MEGARO
Dani P. Bolognesi, Ph.D.                                                       Matthew A. Megaro
Director                                                                       Chief Operating Officer, Chief Financial
                                                                               Officer, Executive Vice President and
                                                                               Secretary (Principal Accounting and Financial
                                                                               Officer)

/s/           BRIAN H. DOVEY*                                                  /s/         CHARLES A. SANDERS*
Brian H. Dovey                                                                 Charles A. Sanders, M.D.
Director                                                                       Director

/s/           M. ROSS JOHNSON
M. Ross Johnson, Ph.D.
President, Chief Executive Officer, Chief
Scientific Officer and Director (Principal
Executive Officer)

* Executed on behalf of these persons by
Matthew A. Megaro, duly appointed
Attorney-in-fact of each such person.
/s/         MATTHEW A. MEGARO
_________________________________
Matthew A. Megaro
Attorney-in-Fact